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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 22, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYNTA PHARMACEUTICALS CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	04-3508648 (IRS Employer Identification No.)
45 Hartwell Avenue Lexington, Massachusetts 02421 (781) 274-8200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Safi R. Bahcall, Ph.D.
Synta Pharmaceuticals Corp.
45 Hartwell Avenue
Lexington, Massachusetts 02421
(781) 274-8200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:
Jonathan L. Kravetz, Esq. Brian P. Keane, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Wendy E. Rieder, Esq. Vice President, IP and Legal Affairs, General Counsel Synta Pharmaceuticals Corp. 45 Hartwell Avenue Lexington, Massachusetts 02421 (781) 274-8200	Patrick O'Brien, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Common Stock, $0.0001 par value per share	$115,000,000	$12,305

(1)
Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act.
(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED NOVEMBER 22, 2006

Prospectus

                        shares

Common Stock

        This is the initial public offering of Synta Pharmaceuticals Corp. No public market currently exists for our common stock. We are offering                          shares of common stock.

        We currently anticipate the initial public offering price of our common stock will be between $            and $                               per share. We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol "SNTA."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Synta	$	$

        We have granted the underwriters a 30-day option to purchase up to                         additional shares to cover any over-allotments.

        Delivery of the shares is expected to be made on or about                         , 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers
Bear, Stearns & Co. Inc.	Lehman Brothers

Lazard Capital Markets	Montgomery & Co., LLC

The date of this prospectus is                         , 2007

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                        , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock that we describe under "Risk Factors," and our consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references to "Synta," "we," "our," "us," and "the company" in this prospectus refer to Synta Pharmaceuticals Corp. and our subsidiaries.

Synta Pharmaceuticals Corp.

        We are a biopharmaceutical company focused on discovering, developing and commercializing small molecule drugs that address severe medical conditions with large potential markets, including cancer and chronic inflammatory diseases. We have a diverse pipeline of clinical- and preclinical-stage small molecule drug candidates with distinct mechanisms of action and novel chemical structures. We discovered and developed each of our drug candidates internally, using our unique chemical compound library and the chemistry, biology, and pharmaceutical development assets and capabilities built over the combined history of Synta and its predecessor companies. At present, we retain all rights to all of our drug candidates and programs across all geographic markets and therapeutic indications.

        We have two drug candidates in clinical trials, two drug candidates in preclinical studies, and one program in lead optimization.

Our Oncology Programs

  STA-4783

        Our most advanced clinical-stage drug candidate, STA-4783, is a novel, injectable, small molecule compound that induces a stress response in cancer cells and has demonstrated synergistic anti-tumor activity with taxanes, the leading category of chemotherapy, in a broad range of preclinical models.

        In September 2006, we announced positive results for STA-4783 in combination with paclitaxel, the most widely used taxane, in a double-blind, randomized, controlled, multicenter Phase 2b clinical trial in patients with metastatic melanoma. We believe this is the first blinded clinical trial of a drug candidate for the treatment of metastatic melanoma in 30 years to meet its primary endpoint with statistical significance. The primary endpoint in our clinical trial was progression-free survival, which measures for each patient the time from assignment to a treatment group in the trial until the earlier of tumor progression or death. The U.S. Food and Drug Administration, or FDA, has previously indicated that this endpoint is acceptable for registration in metastatic melanoma and other cancer types.

        In November 2006, we received Fast Track designation from the FDA for the development of STA-4783 for the treatment of metastatic melanoma. We expect to initiate a pivotal Phase 3 clinical trial in metastatic melanoma and Phase 2 clinical trials in additional cancer types in 2007.

        Melanoma is the deadliest type of skin cancer and is the sixth most commonly diagnosed cancer in the United States. The National Cancer Institute has estimated that the prevalence of melanoma in the United States, or the number of patients alive who have been diagnosed with the disease, is more than 660,000. The American Cancer Society estimates that in 2006, the incidence, or number of newly diagnosed cases, in the United States will be approximately 62,000, with 8,000 deaths from the disease. According to GLOBOCAN, the worldwide incidence of melanoma in 2002 was 160,177, with 40,781 deaths from the disease.

        Current treatment options for metastatic melanoma are limited and the prognosis is extremely poor. Single-agent chemotherapy has typically shown, in controlled clinical trials, progression-free survival of less than two months. Randomized trials comparing combination chemotherapy against single-agent chemotherapy have shown significant toxicity with no significant improvement in survival. There are only two agents approved by the FDA for the treatment of metastatic melanoma: dacarbazine, also known as DTIC, which has been shown to have limited clinical benefit; and interleukin-2, or IL-2, which is accompanied by severe toxicities. Therefore, we believe there is an urgent need in metastatic melanoma for additional therapies demonstrating meaningful clinical benefit and a favorable safety profile.

        Our Phase 2b clinical trial of STA-4783 enrolled a total of 81 metastatic melanoma patients at 21 centers in the United States. This clinical trial was conducted in a double-blind, randomized, controlled fashion and compared the effects of STA-4783 in combination with paclitaxel versus paclitaxel alone. The results of this trial showed that patients who received STA-4783 experienced a statistically significant improvement in progression-free survival compared to those who did not receive STA-4783.

        In the intent-to-treat analysis, which includes all 81 patients, patients treated with STA-4783 plus paclitaxel experienced a statistically significant increase in progression-free survival with a p-value of 0.035. The p-value measures the probability that the difference is due to chance alone. A p-value of less than 0.05 is considered statistically significant and unlikely to be due to chance. In the intent-to-treat analysis, median progression-free survival increased from 1.84 months for patients treated with paclitaxel alone to 3.68 months for patients treated with STA-4783 plus paclitaxel. The percentage of patients who survived and were free of tumor progression at six months more than doubled from 15% for patients treated with paclitaxel alone to 35% for patients treated with STA-4783 plus paclitaxel. The hazard ratio in this analysis was 0.50, which indicates that patients treated with STA-4783 had a 50% reduction in the risk of disease progression compared to patients in the control group.

        In the per-protocol analysis, which includes the 77 patients who could be evaluated for efficacy as specified in the trial protocol, patients treated with STA-4783 plus paclitaxel also experienced a statistically significant increase in progression-free survival, with a p-value of 0.017. The median progression-free survival in this analysis increased from 1.84 months for patients treated with paclitaxel alone to 4.40 months for patients treated with STA-4783 plus paclitaxel. The percentage of patients who survived and were free of tumor progression at six months more than doubled from 15% for patients treated with paclitaxel alone to 37% for patients treated with STA-4783 plus paclitaxel. The hazard ratio in the per-protocol analysis was 0.42, which indicates that patients treated with STA-4783 had a 58% reduction in the risk of disease progression compared to patients in the control group.

        We have also performed an analysis to determine if factors other than treatment with STA-4783, known as confounding factors, could be responsible for the differences we observed between the two treatment groups in this clinical trial. In particular, we analyzed differences in patient characteristics and disease status that can influence disease progression. To date, we have identified no potentially confounding variables which alter the interpretation of the clinical trial results.

        We have completed six clinical trials with STA-4783 in cancer patients, in which we have treated a total of approximately 300 patients at over 50 medical centers in the United States and Canada. STA-4783 has been well tolerated in these trials, with adverse events from the STA-4783 plus paclitaxel combination being generally similar to those of paclitaxel alone.

  STA-9090

        STA-9090 is a novel, injectable, small molecule drug candidate that inhibits heat shock protein 90, or Hsp90, which we are developing for the treatment of cancer. Hsp90 is a chaperone protein that regulates the activity of numerous signaling proteins, in particular kinase proteins, that trigger uncontrolled proliferation in cancer cells. Examples of kinase proteins include c-Kit, Bcr-Abl, and others that are the targets of approved direct kinase inhibitors such as Gleevec. We believe that inhibiting kinases indirectly, by disrupting the chaperone activities of Hsp90, provides two advantages: first, a means to simultaneously attack multiple cancer-promoting kinases; and, second, an ability to kill tumor cells with mutated kinases, which have lost responsiveness to a direct kinase inhibitor. We have shown in preclinical experiments that STA-9090 is significantly more potent against certain types of cancer cells than Gleevec, as well as the two Hsp90 inhibitors furthest along in development, 17-AAG and 17-DMAG. STA-9090 is further differentiated from these Hsp90 inhibitors in that it is a novel chemical structure that is not a derivative or analog of the natural product geldanamycin. We believe this creates a distinct activity profile for STA-9090 and is a competitive advantage. We have shown activity of STA-9090 in multiple preclinical animal models of human cancer types, including lung cancer, prostate carcinoma, breast cancer, gastric cancer, melanoma, lymphoma, multiple myeloma, acute myelogenous leukemia, and chronic myeloid leukemia. This program is currently in preclinical development.

  STA-9584

        STA-9584 is a novel, injectable, small molecule compound that disrupts the blood vessels that supply tumors with oxygen and essential nutrients. In preclinical testing, STA-9584 has been shown to act against established tumor vessels, a mechanism that is differentiated from the mechanism of anti-angiogenesis inhibitors such as Avastin, which prevents the formation of new tumor vessels. In preclinical experiments, STA-9584 has shown strong anti-tumor activity in a broad range of cancer models including prostate, lung, breast, melanoma, and lymphoma. This program is currently in preclinical development.

Our Inflammatory Disease Programs

  Apilimod (STA-5326)

        Apilimod is a novel, orally administered, small molecule drug candidate we are developing for the treatment of autoimmune and other chronic inflammatory diseases. Apilimod inhibits the production of the cytokines interleukin-12, or IL-12, and interleukin-23, or IL-23, and thereby down-regulates the inflammation pathways that underlie certain autoimmune and inflammatory diseases. We are currently conducting a Phase 2a clinical trial of apilimod in patients with rheumatoid arthritis and sponsoring a Phase 2a clinical trial in patients with common variable immunodeficiency, or CVID. We expect to report results from these trials in 2007.

  CRAC Ion Channel Inhibitor

        We have developed novel small molecule inhibitors of calcium release-activated calcium, or CRAC, ion channels expressed on immune cells. The CRAC ion channel is the primary route for calcium entry into T cells and other immune cells, regulating multiple immune cell processes important for initiating and sustaining an inflammatory immune response. We have demonstrated in preclinical experiments that our CRAC ion channel inhibitors selectively inhibit the production by immune cells of critical pro-inflammatory cytokines such as TNFa and IL-2, and are effective in multiple preclinical models of immune diseases, including models of arthritis. This program is in the lead optimization stage of preclinical development.

Drug Discovery Capabilities

        Our drug discovery approach is based on the close integration and rapid cycle times among our chemistry, biology, and pharmaceutical development groups. Drug candidates are typically identified using novel chemical structures from our chemical compound library in cell-based assays that are designed to preserve the complexity of biological signaling. Early in vivo testing and a rapid optimization process allow us to generate a high number of promising leads from our screening hits, improve the profiles of our compounds, and, in some cases, discover novel pathways or mechanisms of action with the potential to define entirely new categories of treatment.

        Our approach integrates the following capabilities and resources:

  •
  unique chemical compound library;

  •
  broad set of screening assays;

  •
  robust in vivo testing capabilities;

  •
  medicinal, analytical, computational, and process development chemistry capabilities; and

  •
  methods for novel target elucidation and validation.

Our Business Strategy

        Our mission is to extend and enhance the lives of patients by discovering, developing, and commercializing novel pharmaceutical products for treating severe medical conditions. The key elements of our strategy are to:

  •
  maximize the value and commercial potential of our lead drug candidate, STA-4783;

  •
  advance the development of our four other pipeline programs;

  •
  build a commercial infrastructure for specialty markets;

  •
  partner selectively with pharmaceutical companies to enhance the overall value of our programs; and

  •
  continue to use our drug discovery assets and capabilities to generate novel small molecule drug candidates for severe medical conditions.

Risks Associated with Our Business

        Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. We have a limited operating history, have incurred substantial net losses, and had an accumulated deficit of $224.1 million as of September 30, 2006. We expect to continue to incur substantial losses for the foreseeable future, and we expect these losses to increase substantially as we conduct larger scale trials for our drug candidates. All of our drug candidates are undergoing clinical trials or are in early stages of development, and failure is common and can occur at any stage of development. Although the recently completed Phase 2b clinical trial for our lead clinical drug candidate, STA-4783, in metastatic melanoma achieved positive results, we can provide no assurance to you that our planned, pivotal Phase 3 clinical trial in metastatic melanoma will also achieve positive results. In addition, while there have been a limited number of serious adverse events reported to date in connection with our clinical trials of STA-4783 and apilimod, we cannot assure you that the number of serious adverse events will not increase as we expand our clinical trial programs for these drug candidates. Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of our clinical drug candidates, STA-4783 and apilimod, and our preclinical drug candidates, STA-9090 and STA-9584. Even if we succeed in obtaining regulatory approval of one or more of our drug candidates, we have no experience in commercializing drug products. Accordingly, we may never generate sufficient revenue to achieve and then sustain profitability.

Company History and Information

        We commenced operations in July 2001. In September 2002, we acquired Principia Associates, Inc., which had previously acquired Shionogi BioResearch Corp., a U.S.-based drug discovery subsidiary of the Japanese pharmaceutical company, Shionogi & Co., Ltd. In this acquisition, we acquired a unique chemical compound library, an integrated set of drug discovery capabilities, and a pipeline of preclinical and research programs. Since 2002, we have been advancing these programs into later stages of development; discovering and developing additional drug candidates; and expanding our management and scientific teams and capabilities to support more advanced stages of drug development and commercialization.

        Our principal executive offices are located at 45 Hartwell Avenue, Lexington, Massachusetts 02421, and our telephone number is (781) 274-8200. Our website address is www.syntapharma.com. The information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website. Our trademarks include Synta Pharmaceuticals and our logo. Other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds	To fund clinical trials, preclinical testing and other research and development activities, general and administrative expenses, working capital needs, and other general corporate purposes. See "Use of Proceeds" on page 34 for a more detailed description of our intended use of the proceeds from this offering.
Proposed Nasdaq Global Market symbol	SNTA

General Information About This Prospectus

        Except as otherwise indicated, throughout this prospectus the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of November 17, 2006, and excludes:

  •
  12,356,130 shares of common stock issuable upon the exercise of stock options outstanding as of November 17, 2006, including 300,000 shares of common stock issuable upon the exercise of stock options granted outside of our stock plans, at a weighted average exercise price of $2.97 per share; and

  •
  9,305,427 shares of common stock reserved for future awards under our 2006 Stock Plan.

        In addition, throughout this prospectus the number of shares of common stock to be outstanding after this offering reflects the conversion of the 8,000,000 outstanding shares of our Series A convertible preferred stock and accumulated dividends into                        shares of common stock upon completion of this offering. Each share of our Series A convertible preferred stock is convertible into a number of shares of our common stock determined by dividing (1) the Series A convertible preferred stock per share purchase price of $5.00 plus an accumulated dividend of 8% per year by (2) a conversion price equal to the lesser of (a) $5.00 or (b) 66.6667% of the initial public offering price per share. For purposes of calculating the number of shares of common stock into which the Series A convertible preferred stock will be convertible upon completion of the offering, we have assumed:

  •
  the closing of this offering occurs on                        , 2007, which would result in accumulated dividends of $                              per share of Series A convertible preferred stock and aggregate accumulated dividends of $                                           on all outstanding shares of Series A convertible preferred stock; and

  •
  an initial public offering price of $                              per share, the mid-point of the range set forth on the cover page of this prospectus.

        If the actual initial public offering price is not equal to the assumed initial public offering price of $                              per share, the number of shares of common stock into which the Series A convertible preferred stock will convert upon completion of this offering will differ from that set forth above. A $1.00 decrease in the assumed initial public offering price of $                              per share would increase the number of shares of common stock issuable upon the conversion of our Series A convertible preferred stock by an aggregate of                        shares. A $1.00 increase in the assumed initial public offering price of $                              per share would decrease the number of shares of common stock issuable upon the conversion of our Series A convertible preferred stock by an

aggregate of                        shares. If the initial public offering price is $7.50 or above, the Series A convertible preferred stock will convert into                        shares of common stock upon completion of this offering. Following the completion of this offering, this information will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

        Unless otherwise indicated, all information contained in this prospectus also:

  •
  assumes that the underwriters do not exercise their over-allotment option to purchase up to                        shares of our common stock;

  •
  reflects a    -for-    reverse split of our common stock to be effected prior to the completion of this offering; and

  •
  assumes the adoption of our restated certificate of incorporation and restated bylaws upon the completion of this offering.

Summary Financial Data
(in thousands, except per share data)

        The following tables summarize our consolidated financial data for the periods presented. We prepared this information using our consolidated financial statements for each of the periods presented. You should read this information in conjunction with our audited and unaudited consolidated financial statements and related notes, "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results expected for the year ended December 31, 2006 or for any future period.

				Nine months ended September 30,		Period from inception (March 10, 2000) through September 30, 2006
	Years ended December 31,
	2003	2004	2005	2005	2006
Consolidated Statement of Operations Data:
Revenues	$1,304	$173	$—	$—	$—	$1,477

Operating expenses
Research and development	24,337	38,136	59,901	45,859	39,975	169,918
In-process research and development	—	1,583	—	—	—	19,671
General and administrative	5,261	7,383	11,279	9,330	6,171	31,865
Other compensation expense	—	—	—	—	—	9,315

Total operating expenses	29,598	47,102	71,180	55,189	46,146	230,769

Loss from operations	(28,294)	(46,929)	(71,180)	(55,189)	(46,146)	(229,292)
Investment income, net	416	995	2,317	1,818	1,363	5,221

Net loss	(27,878)	(45,934)	(68,863)	(53,371)	(44,783)	(224,071)
Convertible preferred stock dividends	—	—	—	—	1,052	1,052

Net loss attributable to common stockholders	$(27,878)	$(45,934)	$(68,863)	$(53,371)	$(45,835)	$(225,123)

Basic and diluted net loss attributable to common stockholders per share	$(0.46)	$(0.61)	$(0.77)	$(0.60)	$(0.51)
Weighted average shares used in computing basic and diluted net loss per common share	60,096	74,816	89,014	89,008	89,054
Pro forma basic and diluted net loss per common share(1)
Weighted average shares used in computing pro forma basic and diluted net loss per common share(1)

(1)
The pro forma basic and diluted net loss per common share for the nine months ended September 30, 2006 gives effect to the conversion of all outstanding shares of our Series A convertible preferred stock and accumulated dividends into                   shares of common stock upon the completion of this offering. For purposes of calculating the number of shares of common stock into which the Series A convertible preferred stock and accumulated dividends will be convertible upon completion of the offering, we have assumed (1) the closing of this offering occurs on                , 2007 and (2) an initial public offering price of $           per share. If the actual closing date of this offering and/or the actual initial public offering price differ from these assumptions, the number of shares of common stock into which the outstanding shares of Series A convertible preferred stock will be converted upon completion of this offering will differ. See "Prospectus Summary—General Information About This Prospectus" beginning on page 6. Following the completion of this offering, this information will be adjusted based on the actual closing date and initial public offering price and other terms of this offering determined at pricing.

        The following table contains a summary of our unaudited balance sheet data as of September 30, 2006 on an actual basis and on an as adjusted basis to give effect to:

  •
  the conversion of all outstanding shares of our Series A convertible preferred stock and accumulated dividends into                        shares of common stock upon completion of this offering; and

  •
  our sale of                        shares of common stock in this offering at an assumed initial public offering price of $                              per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2006
	Actual	As adjusted(1)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$58,730	$
Working capital	48,448
Total assets	66,344
Capital lease obligations, net of current portion	3,423
Convertible preferred stock	41,013
Common stock	9
Additional paid-in capital	234,401
Deficit accumulated during the development stage	(224,071)
Total stockholders' equity	10,353

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $                              per share would increase (decrease) each of cash, cash equivalents and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders' equity by $                              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information set forth above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of these risks actually occurs, our business, business prospects, financial condition, results of operations, or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future and may never reach profitability.

        Since inception we have incurred significant operating losses and, as of September 30, 2006, we had an accumulated deficit of $224.1 million, which includes research and development expense of $169.9 million. We expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses and losses will increase substantially in the foreseeable future as we:

  •
  initiate a pivotal Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma in 2007 and initiate Phase 2 clinical trials of STA-4783 in additional cancer indications in 2007;

  •
  begin to establish sales and marketing functions and commercial manufacturing arrangements for STA-4783;

  •
  complete the current Phase 2a clinical trials of apilimod for the treatment of rheumatoid arthritis and CVID, and possibly initiate Phase 2 clinical trials of apilimod in additional inflammatory disease indications;

  •
  initiate additional Phase 3 clinical trials of STA-4783 and one or more Phase 3 clinical trials of apilimod, if supported by Phase 2 results;

  •
  complete preclinical development of STA-9090 and initiate clinical trials, if supported by positive preclinical data;

  •
  complete preclinical development of STA-9584 and initiate clinical trials, if supported by positive preclinical data;

  •
  advance our preclinical CRAC ion channel inhibitor program into clinical trials, if supported by positive preclinical data;

  •
  discover, develop, and seek regulatory approval for backups of our current drug candidates and other new drug candidates;

  •
  identify additional compounds or drug candidates and acquire rights from third parties to those compounds or drug candidates through licenses, acquisitions or other means;

  •
  commercialize any approved drug candidates;

  •
  hire additional clinical, scientific, and management personnel; and

  •
  add operational, financial, and management information systems and personnel.

        We must generate significant revenue to achieve and maintain profitability. Even if we succeed in developing and commercializing one or more of our drug candidates, we may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability.

Our operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

        We commenced operations in July 2001 and are a development-stage company. Our operations to date have been limited to organizing and staffing our company, acquiring, developing, and securing our technology, and undertaking preclinical studies and clinical trials of our drug candidates. We have not yet demonstrated an ability to obtain regulatory approval, formulate and manufacture a commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or had previously discovered, developed, and/or commercialized an approved product.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop and commercialize our lead drug candidates.

        Although we have raised substantial capital to date, we will require substantial future capital in order to complete clinical development and commercialize our lead drug candidates, STA-4783, apilimod, STA-9090, and STA-9584, and to conduct the research and development and clinical and regulatory activities necessary to bring other drug candidates to market. Our future capital requirements will depend on many factors that are currently unknown to us, including:

  •
  the timing of initiation, progress and results of our planned Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma;

  •
  the costs of establishing sales and marketing functions and of establishing commercial manufacturing arrangements for STA-4783;

  •
  the progress and results of any additional Phase 2 clinical trials of STA-4783 for other cancer indications that we may initiate;

  •
  the progress and results of the current Phase 2a clinical trials of apilimod for the treatment of rheumatoid arthritis and CVID and any future Phase 2 clinical trials we may initiate for other inflammatory disease indications;

  •
  the need for, and the progress and results of, any additional Phase 3 clinical trials of STA-4783 and any Phase 3 clinical trial of apilimod we may initiate in the future based on the results of Phase 2 clinical trials;

  •
  the results of our preclinical studies and testing of STA-9090, STA-9584 and our CRAC ion channel inhibitor program, and our decision to initiate clinical trials, if supported by the preclinical results;

  •
  the costs, timing, and outcome of regulatory review of STA-4783, apilimod and our preclinical drug candidates;

  •
  the scope, progress, results, and cost of preclinical development, clinical trials, and regulatory review of any new drug candidates we may discover or acquire;

  •
  the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

  •
  our ability to establish strategic collaborations and licensing or other arrangements on terms favorable to us;

  •
  the costs to satisfy our obligations under potential future collaborations; and

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  the timing, receipt, and amount of sales or royalties, if any, from STA-4783, apilimod, STA-9090, STA-9584, and our other potential products.

        We may seek the additional capital necessary to fund our operations through public or private equity offerings, debt financings, and collaborative and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us. We cannot assure you that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to:

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  terminate or delay clinical trials or other development for one or more of our drug candidates;

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  delay our establishment of sales and marketing capabilities, our contracting for commercial manufacturing capacity, or other activities that may be necessary to commercialize our drug candidates; or

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  curtail significant drug development programs that are designed to identify new drug candidates.

        We believe that the proceeds we receive from this offering and our existing cash and investment securities will be sufficient to support our current operating plan through at least                         . However, our operating plan may change as a result of many factors currently unknown to us, and we may need additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Risks Related to the Development and Regulatory Approval of Our Drug Candidates

Our success is largely dependent on the success of our lead drug candidate, STA-4783, as well as our other drug candidates, and we cannot be certain that we will be able to obtain regulatory approval for or successfully commercialize any of these drug candidates.

        We have invested a significant portion of our time and financial resources in the development of our lead drug candidate, STA-4783 for the treatment of cancer. We have also invested a significant amount of time and financial resources in the development of our other drug candidates, apilimod, STA-9090 and STA-9584. We anticipate that our success will depend largely on the receipt of regulatory approval and successful commercialization of these drug candidates. The future success of these drug candidates will depend on several factors, including the following:

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  our ability to provide acceptable evidence of their safety and efficacy;

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  receipt of marketing approval from the FDA and any similar foreign regulatory authorities;

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  successful formulation of an efficacious and commercially viable form of apilimod;

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  obtaining and maintaining commercial manufacturing arrangements with third-party manufacturers or establishing commercial-scale manufacturing capabilities;

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  establishing an internal sales force or collaborating with pharmaceutical companies or contract sales organizations to market and sell any approved drug; and

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  acceptance of any approved drug in the medical community and by patients and third-party payors.

        Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenues through the sale of STA-4783, apilimod, STA-9090, or STA-9584.

If we do not obtain required regulatory approval, we will be unable to market and sell our drug candidates.

        STA-4783, apilimod, STA-9090, STA-9584, and any other drug candidates we may discover or acquire and seek to commercialize are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the United States and in many foreign jurisdictions before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA is unpredictable but typically exceeds five years following the commencement of clinical trials, depending upon the complexity of the drug candidate. We initiated clinical development of STA-4783 and apilimod in 2002 and 2003, respectively, and thus far, these drug candidates have been studied in only a relatively small number of patients. We have recently completed a Phase 2b clinical trial of STA-4783 for the treatment of metastatic melanoma and intend to initiate a pivotal Phase 3 clinical trial for this indication in 2007. Apilimod is currently in Phase 2a clinical trials for the treatment of rheumatoid arthritis and CVID. STA-9090 and STA-9584 are still in preclinical development.

        We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. In connection with the clinical trials of STA-4783, apilimod, STA-9090, and STA-9584 and any other drug candidate we may seek to develop in the future, we face risks that:

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  the drug candidate may not prove to be efficacious;

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  the dosing of the drug candidate in a particular clinical trial may not be at an optimal level (for example, we are currently evaluating whether the Phase 2 clinical trial results for STA-4783 in sarcoma and non-small cell lung cancer and Phase 2 clinical trial results for apilimod in psoriasis and Crohn's disease were the result of suboptimal dosing amounts and/or dosing schedules);

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  patients may die or suffer other adverse effects for reasons that may or may not be related to the drug candidate being tested;

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  the results may not confirm the positive results of earlier clinical trials; and

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  the results may not meet the level of statistical significance required by the FDA or other regulatory agencies.

        Of the large number of drugs in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which we may market the product.

We believe we will need to demonstrate the safety and efficacy of STA-4783 in one or more Phase 3 clinical trials in order to obtain FDA approval of STA-4783 for use in the treatment of metastatic melanoma, and there can be no assurance that STA-4783 will achieve positive results in further clinical testing.

        Positive results in early clinical trials of a drug candidate may not be replicated in later clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier-stage development. Although our Phase 2b clinical trial of STA-4783 for the treatment of metastatic melanoma achieved the primary endpoint of increasing progression-free survival, we cannot assure you that the planned Phase 3 clinical trial for the treatment of metastatic melanoma we intend to initiate in 2007 will achieve positive results. A number of factors could contribute to a lack of positive results in our planned Phase 3 clinical trial. For example, if patients are treated with paclitaxel prior to enrolling in our Phase 3 clinical trial, they may not respond as positively to treatment with STA-4783 plus paclitaxel as patients did in our Phase 2b clinical trial. In addition, the clinical investigators involved in the Phase 2b clinical trial used their judgement to determine when a patient's melanoma had progressed, using the criteria defined in the trial protocol and, among other factors, either CT or magnetic resonance imaging scans of a patient's tumors. In our Phase 2b clinical trial, each clinical trial site determined when patients enrolled at the site experienced a progression of their melanoma. In some past clinical trials by other companies involving similar subjective judgments, it has been reported that the variation among clinical trial sites in determining progression contributed to positive results. In our Phase 3 clinical trial, we plan to use a single centralized radiological reading center to review all patient scans, which could cause the results of our Phase 3 clinical trial to differ from those observed in our Phase 2b clinical trial.

        Furthermore, although we did not identify any confounding factors in the Phase 2b clinical trial of STA-4783 for the treatment of metastatic melanoma, we did not evaluate every factor that may have potentially influenced the trial results and can give no assurance that there were no such confounding factors. In our planned Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma, we may stratify, or evenly allocate to each trial arm, patients having certain strong prognostic factors, such as elevated lactate dehydrogenase, or LDH, levels and liver metastases. However, we may not be able to stratify all such prognostic factors evenly or we may not require the stratification of one or more prognostic factors if the clinical trial timelines would be adversely impacted. Although we found that patients with elevated LDH and liver metastases were evenly distributed between the the STA-4783 plus paclitaxel arm and the paclitaxel control arm in our Phase 2b clinical trial, we noted an imbalance in the M-class distribution of patients. M-class is a measure of disease progression that is generally viewed as a prognostic factor. In our Phase 2b clinical trial, 53% of the patients in the STA-4783 plus paclitaxel group were classified by the clinical investigator as M1c, the most advanced stage of metastatic melanoma, compared to 75% in the paclitaxel alone group. We performed a statistical analysis which showed that, firstly, investigator-reported M-class was not a prognostic factor in this study, and secondly, the imbalance in M-class distribution between the two arms did not contribute to the positive outcome of this clinical trial. However, we cannot provide complete assurance that the imbalance in M1c classification did not have an impact on the Phase 2b trial results or that if evenly balanced in a future trial, that the clinical trial outcome would not be altered.

        If we do not receive positive results in a Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma, we may not be able to obtain regulatory approval or commercialize STA-4783 for this indication and our development of STA-4783 for other indications may be delayed or cancelled.

If the FDA requires an efficacy endpoint other than progression-free survival, or requires more than one pivotal Phase 3 clinical trial, for registration, we may be required to conduct more, larger or longer Phase 3 clinical trials than currently planned.

        The efficacy endpoint of our recently-completed Phase 2b clinical trial of STA-4783 for treating metastatic melanoma was progression-free survival, and we currently intend to use progression-free survival as the primary endpoint of our planned pivotal Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma. Progression-free survival, which measures for each patient the time from assignment to a treatment group until the earlier of tumor progression or death, is an endpoint that the FDA has previously indicated is acceptable for registration in melanoma and other cancer types. We can give no assurances, however, that the FDA or any other regulatory body will not require a different efficacy endpoint, such as overall survival, or additional efficacy endpoints for registration. If the FDA requires a different or any additional efficacy endpoints, we may be required to conduct larger or longer Phase 3 clinical trials than currently planned to achieve a statistically significant result to enable approval of STA-4783 for the treatment of metastatic melanoma.

        Furthermore, prior to approving a new drug, the FDA typically requires that the efficacy of the drug be demonstrated in two double-blind, controlled studies. In light of the unmet medical need in metastatic melanoma, we believe we will be required to conduct only a single Phase 3 clinical trial of STA-4783. If the FDA requires us to conduct additional Phase 3 clinical trials of STA-4783 prior to seeking approval, we will incur significant additional development costs and commercialization of STA-4783 may be delayed.

If the current formulation and method of administering STA-4783 is not commercially feasible, we may not be able to commercialize STA-4783 without reformulation and conducting additional clinical studies.

        To date, all of our clinical trials have been conducted using the free acid form of STA-4783, which we intend to continue to use in our clinical trials planned for 2007, as well as in our commercial product. Because this free acid form of STA-4783 is not water soluble, prior to administration, it must be dissolved in an organic solvent. In the recently completed Phase 2b clinical trial in metastatic melanoma, this was achieved by combining the STA-4783 with a volume of organic solvent included in the paclitaxel solution and agitating the resulting mixture with a sonication machine for up to 45 minutes. Once the STA-4783 was fully dissolved, the resulting solution was added to the remaining paclitaxel solution, and the combined STA-4783/paclitaxel solution was administered to the patient. We have improved the process for preparing the STA-4783 solution, such that STA-4783 can now be dissolved in the paclitaxel solution without sonication. We believe this improved procedure replicates the results of the prior sonication method and is suitable for preparing drug product for clinical trials and commercialization. We anticipate that this improved procedure will be used in the planned Phase 3 clinical trial for STA-4783 in metastatic melanoma and any Phase 2 clinical trials that we may initiate in additional cancer indications in 2007. Although we believe that this change in the procedure for dissolving STA-4783 prior to administration will not affect the efficacy or pharmaceutical properties of the treatment, we cannot assure you that the results of future trials will not be affected by this change in process. In addition, in order to use the free acid form of STA-4783 with other oncology products, including taxanes other than paclitaxel, it must be dissolved in an organic solvent, which may cause increased toxicity.

        We have developed a water soluble salt form of STA-4783 that does not need to be dissolved in an organic solvent and therefore may be used more easily with other oncology products. We intend to explore the use of this new salt form of STA-4783 in future clinical trials in order to expand its potential use in combination with other chemotherapies, but it is also our intention to use the free acid form of STA-4783 in our clinical trials planned for 2007 as well as in our commercial product. If the free acid form does not prove to be commercially feasible and we are required to commercialize the salt form of STA-4783, it will require additional clinical studies and would delay the commercialization of this drug candidate.

While we believe STA-4783 may have applicability to a broad range of solid tumor cancers, including tumor types other than melanoma, our clinical trials of STA-4783 in non-small cell lung cancer and soft tissue sarcoma have shown negative or inconclusive results.

        Based on our understanding of the mechanism of action and the preclinical activity we have seen with STA-4783, which included showing activity in a broad range of cancer types, we intend to conduct clinical trials of STA-4783 in a number of other cancer indications in addition to melanoma. In addition to our Phase 2b clinical trial in metastatic melanoma, we have also conducted Phase 2 clinical trials of STA-4783 in sarcoma and non-small cell lung cancer. The results of the soft tissue sarcoma clinical trial did not definitively establish evidence of clinical activity. In the non-small cell lung cancer clinical trial, no improvement was observed in time-to-progression between combination treatment with STA-4783 and a standard first-line combination therapy. Although we are currently analyzing these data further to assess future development of STA-4783 in sarcoma and non-small cell lung cancer, including assessing the possibility for a potential future clinical trial in non-small cell lung cancer at a more frequent dosing schedule and higher dose than previously tested, there can be no assurances that we will continue the development of STA-4783 in these indications or that STA-4783 will prove effective in and be approved for treating these or other forms of cancer.

Because our drug candidates are in an early stage of development, there is a high risk of failure, and we may never succeed in developing marketable products or generating product revenue.

        We have no drug candidates that have received regulatory approval for commercial sale. We do not expect to have any commercial products on the market until at least 2009, if at all. We are exploring human diseases at the cellular level and attempting to develop drug candidates that intervene with cellular processes. Drug development is an uncertain process that involves trial and error, and we may fail at numerous stages along the way. Success in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials, and successful results from early or small clinical trials of a drug candidate may not be replicated in later and larger clinical trials. For example, although preclinical data and Phase 2a clinical trial results suggested that apilimod had activity in psoriasis and Crohn's disease, our Phase 2b clinical trials of apilimod in those indications did not demonstrate clinical benefit. Accordingly, the results from preclinical studies and the completed and ongoing clinical trials for our drug candidates may not be predictive of the results we may obtain in later stage clinical trials.

If clinical trials for our drug candidates, including STA-4783 and apilimod, are prolonged or delayed, we may be unable to commercialize our drug candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

        We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular drug candidate, including our clinical drug candidates STA-4783 and apilimod:

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  conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials, particularly with respect to the planned Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma;

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  delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

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  insufficient supply or deficient quality of our drug candidates or other materials necessary to conduct our clinical trials;

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  delays in obtaining regulatory agency agreement for the conduct of our clinical trials, including setting the primary endpoints or establishing the appropriate comparator treatment for our planned Phase 3 clinical trial of STA-4783 in metastatic melanoma;

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  lower than anticipated enrollment and retention rate of subjects in clinical trials;

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  negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies (for example, due to patient-to-patient pharmacokinetic variability);

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  serious and unexpected drug-related side effects experienced by patients in clinical trials; or

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  failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

        Commercialization of our drug candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA or the requirement of additional supportive studies by the FDA. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. For example, competing trials for melanoma treatments or the emergence of new approved therapies may make it more difficult to enroll patients in our Phase 3 clinical trial of STA-4783 for metastatic melanoma on the schedule currently planned. We are aware that there is an ongoing Phase 3 clinical trial testing the use of Nexavar in combination with paclitaxel and carboplatin for the treatment of metastatic melanoma. We expect this clinical trial to be completed by early 2007. If the results of this clinical trial are positive, use of Nexavar, paclitaxel and carboplatin could become a commonly used treatment for metastatic melanoma and may delay enrollment in our planned Phase 3 clinical trial of STA-4783 in metastatic melanoma. We are also aware of other ongoing clinical trials of drug candidates for the treatment of metastatic melanoma, including Sutent and ipilimumab. Enrollment efforts and future results with respect to these trials could also adversely impact patient enrollment in our Phase 3 clinical trial. Although we have had satisfactory patient enrollment in our clinical trials to date, future delays in patient enrollment can result in increased costs and longer development times. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond our current expectations. In addition, the FDA could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our drug candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

        We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our drug candidates. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our drug candidates, including our drug candidates STA-4783 and apilimod, could be limited.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs could prevent us from selling our drug candidates in foreign markets, which may adversely affect our operating results and financial condition.

        The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement for marketing our drug candidates outside the United States vary greatly from country to country and may require additional testing. We have no experience in obtaining foreign regulatory approvals. We expect that our future clinical development of STA-4783 and apilimod will involve a number of clinical trials in foreign jurisdictions, particularly in Europe. The time required to obtain approvals outside the United States may differ from that required to obtain FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our drug candidates and may have a material adverse effect on our results of operations and financial condition.

Our drug candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

        Even if we receive regulatory approval to market a particular drug candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with any approved commercial products, manufacturers, or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

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  restrictions on the products, manufacturers, or manufacturing processes;

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  untitled or warning letters;

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  civil or criminal penalties;

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  fines;

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  injunctions;

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  product seizures or detentions;

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  import bans;

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  voluntary or mandatory product recalls and related publicity requirements;

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  suspension or withdrawal of regulatory approvals;

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  total or partial suspension of production; and

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  refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If side effects increase or are identified during the time our drug candidates are in development or after they are approved and on the market, we may be required to perform lengthy additional clinical trials, change the labeling of any such products, or withdraw any such products from the market, any of which would hinder or preclude our ability to generate revenues.

        In our recently completed Phase 2b clinical trial of STA-4783 for metastatic melanoma there were four patients with possible or probable drug-related serious adverse events related to treatment with STA-4783. The first event involved a patient who developed lichenoid dermatitis, a severe rash-like condition, which was considered possibly related to treatment by the investigator. The second event involved a patient who experienced atrial fibrillation with rapid ventricular response. This event was also considered possibly related to treatment by the investigator. The third event involved an infection which, despite a normal absolute neutrophil count, or ANC, was considered possibly related to treatment by the investigator. The fourth event involved severe dehydration that was considered probably related to treatment by the investigator. If the incidence of these events increases or if other effects are identified after any of our drug candidates are approved and on the market:

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  regulatory authorities may withdraw their approvals;

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  we may be required to reformulate any such products, conduct additional clinical trials, make changes in labeling of any such products, or implement changes to or obtain new approvals of our or our contractors' manufacturing facilities;

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  we may experience a significant drop in the sales of the affected products;

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  our reputation in the marketplace may suffer; and

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  we may become the target of lawsuits, including class action suits.

        Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing and marketing any such products.

        We have also observed significant toxicities in preclinical animal studies of our preclinical drug candidate, STA-9090. As a result of these observed toxicities, we may need to begin our Phase 1 clinical trial at a sub-optimal starting dose, which may delay the completion of our Phase 1 clinical trial and the initiation of any future STA-9090 clinical trials. If significant toxicities occur at a clinical dose of STA-9090 which is not sufficiently efficacious, we may not be able to demonstrate an adequate therapeutic index to obtain regulatory approval for STA-9090.

While we chose to test our drug candidates in specific clinical indications based on our understanding of their mechanisms of action, our understanding may be incorrect or incomplete and, therefore, our drugs may not be effective against the diseases tested in our clinical trials.

        Our rationale for selecting the particular therapeutic indications for each of our drug candidates is based on our understanding of the mechanism of action of these drug candidates. However, our understanding of the drug candidate's mechanism of action may be incomplete or incorrect, or the mechanism may not be clinically relevant to diseases treated. In such cases, our drug candidates may prove to be ineffective in the clinical trials for treating those diseases.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

        Our activities involve the controlled storage, use, and disposal of hazardous materials, including cytotoxic agents, genotoxic agents, infectious agents, corrosive, explosive and flammable chemicals, and various radioactive compounds. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that our safety procedures for the handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials.

        In the event of an accident, state or federal authorities may curtail our use of these materials, and we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. While we believe that the amount of insurance we carry is sufficient for typical risks regarding our handling of these materials, it may not be sufficient to cover pollution conditions or other extraordinary or unanticipated events. Additionally, an accident could damage, or force us to shut down, our operations. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such clinical trials.

        We do not have the ability to independently conduct clinical trials for our drug candidates, and we rely on third parties such as contract research organizations, medical institutions, and clinical investigators to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. To date, our contract research organizations and other similar entities with which we are working have performed well; however, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining regulatory approvals for our drug candidates and may be delayed in our efforts to successfully commercialize our drug candidates for targeted diseases.

We have no manufacturing capacity and depend on third-party manufacturers to produce our clinical trial drug supplies.

        We do not currently operate manufacturing facilities for clinical or commercial production of STA-4783 or apilimod, or any of our preclinical drug candidates. We have limited experience in drug manufacturing, and we lack the resources and the capabilities to manufacture any of our drug candidates on a clinical or commercial scale. As a result, we currently rely on third-party manufacturers to supply, store, and distribute drug supplies for our clinical trials and anticipate future reliance on a limited number of third-party manufacturers until we increase the number of manufacturers with whom we contract. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval of our drug candidates or commercialization of any approved products, producing additional losses and depriving us of potential product revenue. For example, we have recently engaged two new contract manufacturers to produce the active pharmaceutical ingredient, or API, of STA-4783 for use in our Phase 3 clinical trial for metastatic melanoma. To date, these manufacturers have only produced pilot batches of STA-4783 API, and there can be no assurances that they will be able to produce STA-4783 API in the quantities and to the specifications needed for our clinical trials.

        Our drug candidates require precise, high quality manufacturing. Failure by our contract manufacturers to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously hurt our business. Contract manufacturers may encounter difficulties involving production yields, quality control, and quality assurance. These manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with current Good Manufacturing Practice, or cGMP, and other applicable government regulations and corresponding foreign standards; however, we do not have control over third-party manufacturers' compliance with these regulations and standards.

        If for some reason our contract manufacturers cannot perform as agreed, we may be unable to replace such third-party manufacturers in a timely manner and the production of our drug candidates would be interrupted, resulting in delays in clinical trials and additional costs. Switching manufacturers may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer prior to manufacturing our drug candidates. Such approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drug candidates after receipt of FDA approval. It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms quickly, or at all.

        In late 2004, we observed granules in some of the capsules of apilimod manufactured by the third-party contractor used in our Phase 2 Crohn's disease and psoriasis clinical trials. We conducted analytical testing and animal studies of the capsules containing the granules and determined that the granules consisted of the API of apilimod rather than impurities. Based on these studies, we believe that the capsules containing the granules were comparable to the capsules without the granules, including with respect to pharmacokinetics and expected absorption in patients. We do not believe that this had any adverse effect on our clinical trials, but we cannot assure you that it did not. We submitted a summary of our findings from the preclinical studies on this issue to the FDA, and the FDA requested the data from these studies that support these findings. We provided these data to the FDA in early February 2005. We have received no further inquiry from the FDA and do not know whether the FDA will require additional information or require that corrective action be taken. Since the identification of these granules, we have performed a comprehensive investigation and believe we identified the cause of the granule formation. We have made improvements to the manufacturing process, and thereafter, no granules have been observed in subsequent batches. Although in our current Phase 2a clinical trials of STA-4783 in rheumatoid arthritis and CVID we are using a mesylate tablet form of STA-4783, if we decide to use the capsule formulation of apilimod in the future, we do not expect any delay in the clinical development of apilimod due to this issue, but we cannot assure you that no such delay will occur.

We intend to use a single manufacturer for the supply of STA-4783 drug product for our planned Phase 3 clinical trial and potentially, for commercial supply, and the failure of this manufacturer to supply sufficient quantities of STA-4783 drug product could have a material adverse effect on our business.

        We intend to use a single manufacturer for the supply of STA-4783 drug product for our planned Phase 3 clinical trial and potentially, for commercial supply, if approved. This process involves highly specialized processing, including the automated filling of vials with STA-4783 under sterile conditions. We believe that this manufacturer may be one of a limited number of third-party contract manufacturers currently capable of conducting this process on our behalf. To date, this third-party manufacturer has verbally agreed and provided a term sheet to meet our manufacturing requirements for the planned Phase 3 clinical trial of STA-4783 for metastatic melanoma and additional Phase 2 clinical trials of STA-4783 for other cancer indications. Although we are currently in discussions with this manufacturer regarding a contract for the supply of STA-4783 for clinical trials and potentially, for commercial supply, there can be no assurances that we will be able to enter into a contract with it on acceptable terms, if at all. Any performance failure on the part of this manufacturer or the failure to enter into a contract with this manufacturer could delay clinical development, regulatory approval or commercialization of STA-4783, which could have a material adverse effect on our business. Moreover, although we believe we have identified a suitable backup drug product manufacturer for STA-4783, we do not have an agreement with this manufacturer and there can be no assurance that we will be able to enter into such an agreement on favorable terms, if at all.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our drug candidates.

        To date, our drug candidates have been manufactured in small quantities for preclinical testing and clinical trials by third-party manufacturers. If the FDA or other regulatory agencies approve any of our drug candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved drug candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our approved drug candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If they are unable to successfully increase the manufacturing capacity for a drug candidate, particularly STA-4783, or we are unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

If we do not establish collaborations, we may have to alter our development plans.

        Our drug development programs and potential commercialization of our drug candidates will require substantial additional cash to fund expenses. Our strategy includes potentially selectively collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our drug candidates. Although we are not currently a party to any such collaboration, we may enter into one or more of such collaborations in the future, especially for target indications in which the potential collaborator has particular therapeutic expertise or that involve a large, primary care market that must be served by large sales and marketing organizations or for markets outside of North America. We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our drug candidates to market and generate product revenue.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, we may be unable to generate product revenue.

        We do not currently have an organization for the sales, marketing, and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial, and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

Risks Related to Our Intellectual Property

If our patent position does not adequately protect our drug candidates or any future products, others could compete against us more directly, which would harm our business.

        As of November 17, 2006, our patent portfolio included a total of 494 patents and patent applications worldwide with claims covering the composition-of-matter and methods of use for both of our clinical stage compounds. We own or license a total of 23 issued U.S. patents and 112 U.S. patent applications, as well as 359 foreign patents and patent applications. We have issued U.S. composition-of-matter patents claiming the chemical structures of STA-4783 and apilimod.

        Our commercial success will depend in part on our ability to obtain additional patents and protect our existing patent position as well as our ability to maintain adequate protection of other intellectual property for our technologies, drug candidates, and any future products in the United States and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries.

        The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies, drug candidates, and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

        The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

  •
  we or our licensors were the first to make the inventions covered by each of our pending patent applications;

  •
  we or our licensors were the first to file patent applications for these inventions;

  •
  others will not independently develop similar or alternative technologies or duplicate any of our technologies;

  •
  any of our or our licensors' pending patent applications will result in issued patents;

  •
  any of our or our licensors' patents will be valid or enforceable;

  •
  any patents issued to us or our licensors and collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

  •
  we will develop additional proprietary technologies or drug candidates that are patentable; or

  •
  the patents of others will not have an adverse effect on our business.

        We typically file for patent protection first on the composition-of-matter of our drug candidates and also claim their activities and methods for their production and use to the extent known at that time. As we learn more about the mechanisms of action and new methods of manufacture and use of these drug candidates, we generally file additional patent applications for these new inventions. Although our patents may prevent others from making, using, or selling similar products, they do not ensure that we will not infringe the patent rights of third parties. For example, because we sometimes identify the mechanism of action or molecular target of a given drug candidate after identifying its composition-of-matter and therapeutic use, we may not be aware until the mechanism or target is further elucidated that a third party has an issued or pending patent claiming biological activities or targets that may cover our drug candidate. If such a patent exists or is granted in the future, we cannot provide assurances that a license will be available on commercially reasonable terms, or at all.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

        We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Litigation or other proceedings or third-party claims of intellectual property infringement would require us to spend time and money and could prevent us from developing or commercializing our drug candidates.

        Our commercial success will depend in part on not infringing upon the patents and proprietary rights of other parties and enforcing our own patents and proprietary rights against others. Certain of our research and development programs are in highly competitive fields in which numerous third parties have issued patents and patent applications with claims closely related to the subject matter of our programs. We are not currently aware of any litigation or other proceedings or claims by third parties that our drug candidates, technologies or methods infringe their intellectual property.

        However, while it is our practice to conduct freedom to operate searches and analyses, we cannot guarantee that we have identified every patent or patent application that may be relevant to the research, development or commercialization of our drug candidates. Moreover, we cannot assure you that third parties will not assert against us patents that we believe are not infringed by us or are invalid. For example, we are aware of two issued U.S. patents that may be relevant to the commercialization of our drug candidate, STA-9090, one claiming methods of treating certain cancers using Hsp90 inhibitors and the other claiming generic chemical structures, pharmaceutical formulations and methods of treatment relating to compounds similar to STA-9090. Based on our analysis of these patents, we do not believe that the manufacture, use, importation or sale of STA-9090 would infringe any valid claim of these U.S. patents. However, we cannot guarantee that these patents would not be asserted against us and, if asserted, that a court would find these patents to be invalid or not infringed.

        In the event of a successful infringement action against us with respect to any third party patent rights, we may be required to:

  •
  pay substantial damages;

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  stop developing, commercializing, and selling the infringing drug candidates or approved products;

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  stop utilizing the infringing technologies and methods in our drug candidates or approved products;

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  develop non-infringing products, technologies, and methods; and

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  obtain one or more licenses from other parties, which could result in our paying substantial royalties or our granting of cross licenses to our technologies.

        We may not be able to obtain licenses from other parties at a reasonable cost, or at all. If we are not able to obtain necessary licenses at a reasonable cost, or at all, we could encounter substantial delays in product introductions while we attempt to develop alternative technologies, methods, and products, which we may not be able to accomplish. Although third parties may challenge our rights to, or the scope or validity of our patents, to date, we have not received any communications from third parties challenging our patents or patent applications covering our drug candidates.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

        As is commonplace in our industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we have previously been subject to a claim by an alleged competitor that a prospective employee we sought to hire was bound by an ongoing non-competition obligation which prevented us from hiring this employee. We may be subject in the future to claims that our employees or prospective employees are subject to a continuing obligation to their former employers (such as non-competition or non-solicitation obligations) or claims that our employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to the Commercialization of Our Drug Candidates

If physicians and patients do not accept our future products or if the markets for indications for which any drug candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

        Even if STA-4783, apilimod, STA-9090, or any other drug candidates we may develop or acquire in the future obtain regulatory approval, they may not gain market acceptance among physicians, healthcare payors, patients, and the medical community. Physicians may elect not to recommend these drugs for a variety of reasons including:

  •
  timing of market introduction of competitive products, including other melanoma treatments, currently in development (such as Nexavar, Sutent, ispinesib, ipilimumab, ticilimumab, volociximab, M-Vax and MDX-1379, as well as forms of chemotherapy);

  •
  demonstration of clinical safety and efficacy compared to other products;

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  cost-effectiveness;

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  availability of reimbursement from managed care plans and other third-party payors;

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  convenience and ease of administration;

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  prevalence and severity of adverse side effects;

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  other potential advantages of alternative treatment methods; and

  •
  ineffective marketing and distribution support of our products.

        If our approved drugs fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

        In addition, we intend to initiate a Phase 3 clinical trial for our most advanced clinical-stage candidate, STA-4783, in patients with stage IV metastatic melanoma in 2007. We currently estimate that there are relatively few people with metastatic melanoma in the United States. Even if we are successful in obtaining regulatory approval to market STA-4783 for this indication, the market for this indication may not be sufficient to generate significant revenue and our business would suffer.

If the government and third-party payors fail to provide adequate coverage and reimbursement rates for our future products, if any, our revenue and prospects for profitability will be harmed.

        In both domestic and foreign markets, our sales of any future products will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers, and other organizations. These third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage and the amounts that they will pay for new drugs, and, as a result, they may not cover or provide adequate payment for our drugs. We might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to such payors' satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

        U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls the pricing and profitability of prescription pharmaceuticals. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental controls. In addition, recent changes in the Medicare program and increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical product pricing. Cost control initiatives could decrease the price that we would receive for any products in the future, which would limit our revenue and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals might change before our drug candidates are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals.

        For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, changes the way Medicare will cover and pay for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced new reimbursement methodologies, which impact reimbursement of drugs administered by physicians, such as STA-4783 if approved. Under these reimbursement methods, which became effective in 2005 and 2006, physicians and hospitals are reimbursed under a Medicare Part B methodology at a rate equal to 106% of the average sales price, or ASP, of the physician-administered drug. Physicians in the physician clinic setting have a choice between obtaining and billing for these kinds of drugs under the ASP plus 6% methodology or to obtain drugs from vendors selected by the Centers for Medicare & Medicaid Services under the competitive acquisition program, or CAP. In addition, this legislation provides authority for limiting the number of drugs that will be covered in any therapeutic class. Although we do not know what the full impact of the new ASP-based reimbursement methodologies and CAP will have on the prices of new drugs, we expect that there will be added pressure to contain and reduce costs.

These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

        The use of any of our drug candidates in clinical trials, and the sale of any approved products, might expose us to product liability claims. We currently maintain product liability insurance coverage that we believe would be adequate to cover us against such claims. However, such insurance coverage might not protect us against some or all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm our business.

If we inadvertently violate the guidelines pertaining to promotion and advertising of our clinical candidates or approved products, we may be subject to disciplinary action by the FDA's Division of Drug Marketing, Advertising, and Communications or other regulatory bodies.

        The FDA's Division of Drug Marketing, Advertising, and Communications, or DDMAC, is responsible for reviewing prescription drug advertising and promotional labeling to ensure that the information contained in these materials is not false or misleading. There are specific disclosure requirements and the applicable regulations mandate that advertisements cannot be false or misleading or omit material facts about the product. Prescription drug promotional materials must present a fair balance between the drug's effectiveness and the risks associated with its use. Most warning letters from DDMAC cite inadequate disclosure of risk information.

        DDMAC prioritizes its actions based on the degree of risk to the public health, and often focuses on newly introduced drugs and those associated with significant health risks. There are two types of letters that DDMAC typically sends to companies which violate its drug advertising and promotional guidelines: notice of violation letters, or untitled letters, and warning letters. In the case of an untitled letter, DDMAC typically alerts the drug company of the violation and issues a directive to refrain from future violations, but does not typically demand other corrective action. A warning letter is typically issued in cases that are more serious or where the company is a repeat offender. Although we have not received any such letters from DDMAC, we may inadvertently violate DDMAC's guidelines in the future and be subject to a DDMAC untitled letter or warning letter, which may have a negative impact on our business.

Risks Related to Our Industry

We may not be able to keep up with the rapid technological change in the biotechnology and pharmaceutical industries, which could make any future approved products obsolete and reduce our revenue.

        Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. In addition, any future products that we develop, including our clinical drug candidates, STA-4783 and apilimod, and our preclinical drug candidates, STA-9090 and STA-9584, may become obsolete before we recover expenses incurred in developing those products, which may require that we raise additional funds to continue our operations.

Our market is subject to intense competition. If we are unable to compete effectively, our drug candidates may be rendered noncompetitive or obsolete.

        We are engaged in segments of the pharmaceutical industry that are highly competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs that target cancer and chronic inflammatory diseases. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. In addition to currently approved drugs, there are a significant number of drugs that are currently under development and may become available in the future for the treatment of cancer and chronic inflammatory diseases. We would expect STA-4783 and apilimod to compete with approved drugs and drug candidates currently under development, including the following:

  •
  STA-4783. If approved, we would expect STA-4783 to compete with currently approved drugs for the treatment of metastatic melanoma, including dacarbazine/DTIC marketed by Bayer, and generic versions thereof, the injectable protein interleukin 2, or IL-2, marketed by Chiron, and the injectable protein interferon alfa-2b, marketed by Schering-Plough. STA-4783 may also compete with drug candidates currently in clinical development by other companies, including: (1) kinase inhibitors such as Nexavar, being developed by Bayer and Onyx, Sutent, being developed by Pfizer, and ispinesib, being developed by Cytokinetics and GlaxoSmithKline; (2) the anti-CTLA-4 monoclonal antibodies, ipilimumab and ticilimumab; (3) the anti-integrin volociximab; (4) cancer vaccines such as M-Vax and MDX-1379; and (5) derivatives, analogs, or reformulations of known chemotherapies, such as Abraxane, or other cytotoxic chemotherapies. In addition, STA-4783 may compete against drugs not currently approved for the treatment of metastatic melanoma, but which are commonly used "off-label" to treat this disease, such as taxanes, temozolomide, vincristine, carmustine, melphalan, and platinum-chemotherapeutics, such as cisplatin and carboplatin.

  •
  Apilimod. If approved, we would expect apilimod to compete with other treatments of chronic inflammatory diseases, including (1) large-molecule, injectable TNFa antagonists, such as Remicade, marketed by Johnson & Johnson, Enbrel, marketed by Amgen and Wyeth Pharmaceuticals, and Humira, marketed by Abbott Laboratories, (2) broadly immunosuppressive small molecule agents, including corticosteroids, methotrexate, and azathioprine, and (3) CNTO-1275 and ABT-874, two injectable antibody-based clinical candidates targeting IL-12 currently in clinical trials that are being developed by Johnson & Johnson and Abbott Laboratories, respectively.

  •
  STA-9090. If approved, we would expect STA-9090 to compete with the currently approved therapies for the treatment of cancers, and other cancer treatments currently under development, including 17-AAG, being developed by Kosan, and other agents that inhibit Hsp90, including Hsp90 inhibitors being developed by Medimmune/Infinity, BiogenIdec, and Novartis/Vernalis.

  •
  STA-9584. If approved, we would expect STA-9584 to compete with the currently approved therapies for the treatment of cancers, and other cancer treatments currently under development, including other vascular disrupting agents, such as ABT-751, being developed by Abbott; AS1404, being developed by Antisoma, CA4P, being developed by Oxigene, EXEL-0999, being developed by Exelixis, and ZD6126, being developed by Angiogene.

        Many of our competitors have:

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  significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize drug candidates;

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  more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

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  drug candidates that have been approved or are in late-stage clinical development; and/or

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  collaborative arrangements in our target markets with leading companies and research institutions.

        Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of new treatment methods and/or the widespread adoption or increased utilization of any vaccine for the diseases we are targeting could render our drug candidates noncompetitive, obsolete or uneconomical. If we successfully develop and obtain approval for our drug candidates, we will face competition based on the safety and effectiveness of our drug candidates, the timing of their entry into the market in relation to competitive products in development, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. If we successfully develop drug candidates but those drug candidates do not achieve and maintain market acceptance, our business will not be successful.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain, and motivate qualified personnel.

        We are highly dependent on Safi R. Bahcall, Ph.D., our President and Chief Executive Officer, and the other principal members of our executive and scientific teams, including those listed under "Management" on page 92. All of the agreements with these principal members of our executive and scientific teams provide that employment is at-will and may be terminated by the employee at any time and without notice. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede the achievement of our research, development, and commercialization objectives. Recruiting and retaining qualified scientific personnel and possibly sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. We do not maintain "key person" insurance on any of our employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, clinical research, and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

        We expect to experience significant growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

If we make strategic acquisitions, we will incur a variety of costs and might never realize the anticipated benefits.

        All of our acquisitions to date have been of related parties. Accordingly, we have very limited experience in independently identifying acquisition candidates and integrating the operations of truly independent acquisition candidates with our company. Currently we are not a party to any acquisition agreements, nor do we have any understanding or commitment with respect to any such acquisition. If appropriate opportunities become available, however, we might attempt to acquire approved products, additional drug candidates, or businesses that we believe are a strategic fit with our business. If we pursue any transaction of that sort, the process of negotiating the acquisition and integrating an acquired product, drug candidate, or business might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we might never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition.

Risks Related to Our Common Stock and this Offering

Our stock price is likely to be volatile and the market price of our common stock after this offering may drop below the price you pay.

        You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Prior to this offering, there was not a public market for our common stock. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price due to fluctuations in the market price of our common stock arising from changes in our operating performance or prospects. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  plans for, progress in, and results from our planned Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma or any other future clinical trials of STA-4783 we may initiate;

  •
  results of our current Phase 2a or any future clinical trials of apilimod we may initiate;

  •
  results of clinical trials conducted by others on drugs that would compete with our drug candidates;

  •
  failure or delays in advancing STA-9090, STA-9584 or our CRAC ion channel inhibitor program, or other drug candidates we may discover or acquire in the future, into clinical trials;

  •
  failure or discontinuation of any of our research programs;

  •
  issues in manufacturing our drug candidates or approved products;

  •
  regulatory developments or enforcement in the United States and foreign countries;

  •
  developments or disputes concerning patents or other proprietary rights;

  •
  introduction of technological innovations or new commercial products by us or our competitors;

  •
  changes in estimates or recommendations by securities analysts, if any cover our common stock;

  •
  public concern over our drug candidates or any approved products;

  •
  litigation;

  •
  future sales of our common stock;

  •
  general market conditions;

  •
  changes in the structure of healthcare payment systems;

  •
  failure of any of our drug candidates, if approved, to achieve commercial success;

  •
  economic and other external factors or other disasters or crises;

  •
  period-to-period fluctuations in our financial results; and

  •
  overall fluctuations in U.S. equity markets.

        These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

There may not be an active, liquid trading market for our common stock.

        There is currently no established trading market for our common stock. There is no guarantee that an active trading market for our common stock will develop and be maintained after this offering on the Nasdaq Global Market or any other exchange. If a trading market does not develop or is not maintained, you may experience difficulty in reselling, or an inability to sell, your shares quickly or at the latest market price.

Insiders will continue to have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the board of directors.

        After this offering, our directors, executive officers and principal stockholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately            % of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

  •
  delaying, deferring, or preventing a change in control;

  •
  entrenching our management and/or the board of directors;

  •
  impeding a merger, consolidation, takeover, or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have               outstanding shares of common stock based on the number of shares outstanding as of                        . This includes the                        shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                        shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares	Date Available for Sale Into the Public Market
On the date of this prospectus.
After 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).

*
180 days corresponds to the end of the lock-up period described in "Shares Eligible for Future Sale—Lock-Up Agreements" on page 127. This lock-up period may be extended under certain circumstances as described in that section.

        Moreover, beginning after the lock-up period described in "Shares Eligible for Future Sale—Lock-Up Agreements" expires, the holders of                         shares of our common stock and 1,300,000 shares of our common stock issuable upon the exercise of options will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our stock plans. For additional information, see "Shares Eligible for Future Sale" beginning on page 126.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Management will retain broad discretion over the use of the net proceeds from this offering. Stockholders may not agree with such uses, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

        We intend to use the proceeds from this offering for clinical trials, preclinical testing and other research and development activities, and general and administrative expenses, working capital needs, and other general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. For a further description of our intended use of the proceeds of the offering, see "Use of Proceeds" beginning on page 34.

Provisions of our charter, bylaws, and Delaware law may make an acquisition of us or a change in our management more difficult.

        Certain provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering could discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

  •
  allow the authorized number of directors to be changed only by resolution of our board of directors;

  •
  establish a classified board of directors, providing that not all members of the board be elected at one time;

  •
  authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

  •
  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

  •
  establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

  •
  limit who may call stockholder meetings; and

  •
  require the approval of the holders of 80% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

        In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

        We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain on your investment for the foreseeable future.

Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.

        If you purchase common stock in this offering, you will incur immediate and substantial dilution of $                                           per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at an assumed initial public offering price of $                              per share. In the past, we issued options to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options are ultimately exercised, you will sustain further dilution.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." These statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

  •
  the anticipated progress of our research, development, and clinical programs, including the timing of current and future clinical trials;

  •
  our ability to market, commercialize, and achieve market acceptance for our drug candidates that we may develop or acquire;

  •
  our anticipated use of the proceeds of this offering; and

  •
  estimates regarding the sufficiency of our cash resources.

        In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors" beginning on page 10. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of                        shares of our common stock in this offering will be approximately $                               million, or approximately $                              million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $                              per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $                              per share would increase (decrease) the net proceeds to us from this offering by $                              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to obtain additional working capital to fund anticipated operating losses, establish a public market for our common stock, and facilitate future access to the public markets. We estimate that we will use the proceeds of this offering as follows:

  •
  approximately $            to $            million of these net proceeds to fund the continued clinical development of STA-4783, including the initiation of a pivotal Phase 3 clinical trial in metastatic melanoma in 2007 and the initiation of Phase 2 clinical trials in up to            other indications in 2007;

  •
  approximately $            to $            million of these net proceeds to fund the continued clinical development of apilimod, depending on the results of our current Phase 2a clinical trials in rheumatoid arthritis and CVID;

  •
  approximately $            to $            million of these net proceeds to fund the continued research, preclinical and future clinical development of STA-9090, STA-9584 and our CRAC ion channel program; and

  •
  approximately $                              million to fund general and administrative expenses, working capital needs, and other general corporate purposes.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products, or companies that complement our business, although we have no current understandings, commitments, or agreements to do so.

        As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development, and commercialization efforts, the progress of our clinical trials, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

        The costs and timing of drug development and regulatory approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks, and can often change. Accordingly, we may change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and other research and development activities, the establishment of collaborations, the results of our commercialization efforts, our manufacturing requirements and regulatory or competitive developments. In addition, assuming our current clinical programs proceed further to the next stage of clinical development, we do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of all such clinical development programs through commercial introduction. Accordingly, we expect we will need to raise additional funds.

        Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

DIVIDEND POLICY

        We have never paid or declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2006 on an actual basis and on an as adjusted basis to give effect to:

  •
  the conversion of all outstanding shares of our Series A convertible preferred stock and accumulated dividends into                        shares of common stock upon completion of this offering; and

  •
  our sale of                        shares of common stock in this offering at an assumed initial public offering price of $                              per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$58,730	$
Capital lease obligations, net of current portion	3,423
Convertible preferred stock	41,013
Stockholders' equity:
Common stock, par value $.0001 per share: Authorized 158,000,000 shares actual and shares as adjusted; 90,207,858 shares issued and outstanding actual and shares issued and outstanding as adjusted(2)	9
Additional paid-in capital	234,401
Accumulated other comprehensive income	14
Deficit accumulated during the development stage	(224,071)

Total stockholders' equity	10,353

Total capitalization	$54,789	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $                              per share would increase (decrease) each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders' equity and total capitalization by $                              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information set forth above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A $1.00 decrease in the assumed initial public offering price of $                              per share would increase the number of shares of common stock issuable upon conversion of our Series A convertible preferred stock upon the completion of this offering by                        shares and the number of shares outstanding as adjusted would increase by the same number. A $1.00 increase in the assumed initial public offering price of $                              per share would decrease the number of shares of common stock issuable upon conversion of our Series A convertible preferred stock upon the completion of this offering by                        shares and the number of shares outstanding as adjusted would decrease by the same number. The as adjusted information set forth above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

        The outstanding share information excludes:

  •
  12,473,813 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006, including 300,000 shares of common stock issuable upon the exercise of stock options granted outside of our stock plans, at a weighted average exercise price of $2.98 per share; and

  •
  9,423,100 shares of common stock reserved for future awards under our 2006 Stock Plan as of September 30, 2006.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share of common stock by dividing the net tangible book value (tangible assets less total liabilities) by the number of outstanding shares of common stock.

        Our historical net tangible book value at September 30, 2006 was $10.4 million, or $0.11 per share of common stock, based on 90,207,858 shares of common stock outstanding at September 30, 2006. Our pro forma net tangible book value as of September 30, 2006 was $                              million, or $                                           per share of common stock, based on                        shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our Series A convertible preferred stock and accumulated dividends into                        shares of common stock upon completion of this offering. After giving further effect to the sale of                        shares of common stock by us in this offering at an assumed initial public offering price of $                                           per share, less the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2006, would be $                              million, or $                                           per share. This represents an immediate increase in the pro forma net tangible book value of $                                           per share to existing stockholders and an immediate dilution of $                                           per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2006	$0.11
Pro forma increase per share attributable to conversion of the Series A convertible preferred stock and dividends

Pro forma net tangible book value per share as of September 30, 2006
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

        A $1.00 decrease in the assumed initial public offering price of $                              per share would decrease the pro forma as adjusted net tangible book value by $                              million, the pro forma as adjusted net tangible book value per share after this offering by $                              per share and the dilution per share to new investors in this offering by $                              per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed initial public offering price of $                               per share would increase the pro forma as adjusted net tangible book value by $                              million, the pro forma as adjusted net tangible book value per share after this offering by $                              per share and the dilution per share to new investors in this offering by $                              per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $                               per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $                                           per share and the dilution to new investors purchasing shares in this offering would be $                              per share.

        The following table shows at September 30, 2006, on a pro forma as adjusted basis as described above, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%			$100.0%

        Assuming the underwriters' over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to             % and will increase the number of shares held by new investors to                        , or            %.

        The information set forth above is based on shares outstanding as of September 30, 2006. It excludes:

  •
  12,473,813 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006, including 300,000 shares of common stock issuable upon the exercise of stock options granted outside of our stock plans, at a weighted average exercise price of $2.98 per share; and

  •
  9,423,100 shares of common stock reserved for future awards under our 2006 Stock Plan as of September 30, 2006.

        To the extent outstanding options are exercised, there will be further dilution to the new investors.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
(in thousands, except per share amounts)

        You should read the following selected financial information together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the consolidated statement of operations data for the nine months ended September 30, 2005 and 2006, and for the period from inception (March 10, 2000) through September 30, 2006, and the consolidated balance sheet data as of September 30, 2006 from our unaudited consolidated financial statements which are included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. We have derived the consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data at December 31, 2004 and 2005 from our audited consolidated financial statements which are included in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2001 and 2002 and consolidated balance sheet data at December 31, 2001, 2002 and 2003 from our audited consolidated financial statements, which are not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

						Nine months ended September 30,		Period from inception (March 10, 2000) through September 30, 2006
	Years ended December 31,
	2001	2002	2003	2004	2005	2005	2006
Consolidated Statement of Operations Data:
Revenues	$—	$—	$1,304	$173	$—	$—	$—	$1,477

Operating expenses
Research and development	277	7,292	24,337	38,136	59,901	45,859	39,975	169,918
In-process research and development(1)	—	18,088	—	1,583	—	—	—	19,671
General and administrative	124	1,569	5,261	7,383	11,279	9,330	6,171	31,865
Other compensation expense	—	9,315	—	—	—	—	—	9,315

Total operating expenses	401	36,264	29,598	47,102	71,180	55,189	46,146	230,769

Loss from operations	(401)	(36,264)	(28,294)	(46,929)	(71,180)	(55,189)	(46,146)	(229,292)
Investment income, net	20	110	416	995	2,317	1,818	1,363	5,221

Net loss	(381)	(36,154)	(27,878)	(45,934)	(68,863)	(53,371)	(44,783)	(224,071)
Convertible preferred stock dividends	—	—	—	—	—	—	1,052	1,052

Net loss attributable to common stockholders	$(381)	$(36,154)	$(27,878)	$(45,934)	$(68,863)	$(53,371)	$(45,835)	$(225,123)

Basic and diluted net loss attributable to common stockholders per share	$(0.03)	$(1.09)	$(0.46)	$(0.61)	$(0.77)	$(0.60)	$(0.51)
Weighted average shares used in computing basic and diluted net loss per common share	12,156	33,115	60,096	74,816	89,014	89,008	89,054
Pro forma basic and diluted net loss per common share(2)
Weighted average shares used in computing pro forma basic and diluted net loss per common share(2)

(1)
In September 2002 and December 2002 Synta acquired Principia Associates, Inc. and Diagon Genetics, Inc., respectively. See note 3 to our audited consolidated financial statements.

(2)
The pro forma basic and diluted net loss per common share for the nine months ended September 30, 2006 gives effect to the conversion of all outstanding shares of our Series A convertible preferred stock and accumulated dividends into             shares of common stock upon the completion of this offering. For purposes of calculating the number of shares of common stock into which the Series A convertible preferred stock and accumulated dividends will be converted upon completion of the offering, we have assumed (1) the closing of this offering occurs on                  , 2007 and (2) an initial public offering price of $        per share. If the actual closing date of this offering and/or the actual initial public offering price differ from these assumptions, the number of shares of common stock into which the outstanding shares of Series A convertible preferred stock will be converted upon completion of this offering will differ. See "Prospectus Summary—General Information About This Prospectus" beginning on page 6. Following the completion of this offering, this information will be adjusted based on the actual closing date and initial public offering price and other terms of this offering determined at pricing.
	As of December 31,
						As of September 30, 2006
	2001	2002	2003	2004	2005
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,708	$28,952	$76,226	$124,968	$62,057	$58,730
Working capital	2,697	27,574	73,564	113,147	48,476	48,448
Total assets	2,773	33,173	80,387	132,019	71,210	66,344
Capital lease obligations, net of current portion	—	—	—	1,188	4,259	3,423
Convertible preferred stock	—	—	—	—	—	41,013
Common stock	3	5	7	9	9	9
Additional paid-in capital	3,519	68,430	144,149	238,923	239,022	234,401
Deficit accumulated during the development stage	(459)	(36,613)	(64,491)	(110,425)	(179,288)	(224,071)
Total stockholders' equity	2,744	31,151	76,891	117,956	52,477	10,353

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion together with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing small molecule drugs that address severe medical conditions with large potential markets, including cancer and chronic inflammatory diseases. We have two drug candidates in clinical trials, two drug candidates in preclinical studies, and one program undergoing lead optimization. In September 2006, we announced positive results for our most advanced drug candidate, STA-4783, in a Phase 2b clinical trial in patients with metastatic melanoma. Based on these positive results, we intend to initiate a pivotal Phase 3 clinical trial in metastatic melanoma and additional Phase 2 clinical trials in other cancer indications in 2007. For our second clinical-stage drug candidate, apilimod, we are currently conducting a Phase 2a clinical trial in patients with rheumatoid arthritis and sponsoring a Phase 2a clinical trial in patients with CVID. Our two preclinical-stage drug candidates, STA-9090 and STA-9584, are currently in preclinical development, and our CRAC ion channel inhibitor program is currently in the lead optimization stage of preclinical development. All of our drug candidates were discovered and developed internally, using our unique chemical compound library, and the chemistry, biology, and pharmaceutical development assets and capabilities built over the combined history of Synta and its predecessor companies. We have retained all rights to all of our drug candidates and programs across all geographic markets and therapeutic indications.

        We were incorporated in March 2000 and commenced operations in July 2001. Since that time, we have been principally engaged in raising capital and in the discovery and development of novel drug candidates. In September 2002, we acquired all of the outstanding stock of Principia Associates, Inc., an operating biopharmaceutical company and a related party, in exchange for our common stock, common stock warrants and forgiveness of notes receivable with an aggregate value of $16.9 million. In July 2002, Principia had acquired all of the outstanding stock of SBR Pharmaceuticals Corp. (formerly Shionogi BioResearch Corp.), an operating biopharmaceutical company, in exchange for cash of $12.5 million. In December 2002, we acquired all of the outstanding stock of Diagon Genetics, Inc., a related party, whose activities consisted of owning the rights to the development of certain intellectual property, in exchange for cash of $5.0 million and $8.5 million of our common stock. In January 2004, we acquired the assets, consisting principally of rights to intellectual property, and assumed certain liabilities of Cancer Genomics, Inc., Kava Pharmaceuticals, Inc. and SinglePixel Biomedical, Inc., collectively referred to herein as CKS, all related parties, in a single transaction in exchange for our common stock with a value of $2.2 million.

        Since our inception, we have had no revenues from product sales and have funded our operations primarily through the private placement of our common stock and Series A convertible preferred stock. Through September 30, 2006, we raised net cash proceeds of $236.6 million through the private placement of common stock, Series A convertible preferred stock and the exercise of common stock options and warrants. In June 2006, we raised net cash proceeds of $40.0 million through the private placement of our Series A convertible preferred stock. We have devoted substantially all of our capital resources to the research and development of our drug candidates and to the acquisitions of Principia and Diagon. We have never been profitable and, as of September 30, 2006, we had an accumulated deficit of $224.1 million. We had net losses attributable to common stockholders of $27.9 million for the year ended December 31, 2003, $45.9 million for the year ended December 31, 2004, $68.9 million for the year ended December 31, 2005, and $45.8 million for the nine months ended September 30, 2006. We expect to incur significant and increasing operating losses for the foreseeable future as we advance our drug candidates from discovery through preclinical and clinical trials and seek regulatory approval and eventual commercialization. In addition to these increasing research and development expenses, we expect general and administrative costs to increase as we add personnel and begin to operate as a public company. We will need to generate significant revenues to achieve profitability and may never do so.

Financial Operations Overview

  Revenue

        We have not yet generated any product revenue and do not expect to generate any product revenue for the foreseeable future. We have recognized, in the aggregate, $1.5 million of revenue since our inception. This revenue was derived entirely from government research grants. We will seek to generate revenue from product sales, and possibly from collaborative or strategic relationships, which could include research and development, profit sharing, and milestone payments, as well as royalties. In the future, we expect that any revenue we generate will fluctuate from quarter-to-quarter as a result of the timing and amount of payments received under any future collaborative or strategic relationships, and the amount and timing of payments we receive upon the sale of our drug candidates, to the extent any is successfully commercialized.

  Research and Development

        Research and development expense consists of costs incurred in connection with developing and advancing our drug discovery technology and identifying and developing our drug candidates. From inception through September 30, 2006, we incurred research and development expense in the aggregate of $169.9 million. We charge all research and development expenses to operations as incurred.

        Our research and development expense consists of:

  •
  internal costs associated with research, preclinical and clinical activities;

  •
  payments to third party contract research organizations, investigative sites and consultants in connection with our preclinical and clinical development programs;

  •
  costs associated with drug formulation and supply of drugs for clinical trials;

  •
  personnel related expenses, including salaries, stock-based compensation, benefits and travel; and

  •
  overhead expenses, including rent and maintenance of our facilities, and laboratory and other supplies.

        For the periods indicated, research and development expenses for our clinical-stage drug candidates, STA-4783 and apilimod, and our other early-stage and discontinued programs were as follows (in millions):

	Years ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
STA-4783	$3.8	$10.8	$14.0	$10.8	$4.8
Apilimod	7.8	15.0	27.5	22.5	15.9
Early-stage and discontinued programs	12.7	12.3	18.4	12.6	19.3

Total	$24.3	$38.1	$59.9	$45.9	$40.0

        We do not know if we will be successful in developing our drug candidates. While expenses associated with the completion of our current clinical programs are expected to be substantial and increase, we believe that accurately projecting total program-specific expenses through commercialization is not possible at this time. The timing and amount of these expenses will depend upon the costs associated with potential future clinical trials of our drug candidates, and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs, many of which cannot be determined with accuracy at this time based on our stage of development. This is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of unanticipated events arising during clinical development, including with respect to:

  •
  the number of clinical sites included in the trial;

  •
  the length of time required to enroll suitable subjects;

  •
  the number of subjects that ultimately participate in the trials; and

  •
  the efficacy and safety results of our clinical trials and the number of additional required clinical trials.

        Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals and the expense of filing, prosecuting, defending or enforcing any patent claims or other intellectual property rights. In addition, we may obtain unexpected or unfavorable results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some drug candidates or focus on others. A change in the outcome of any of the foregoing variables in the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development. Additionally, future commercial and regulatory factors beyond our control will evolve and therefore impact our clinical development programs and plans over time.

        Despite this uncertainty, however, our development strategy for our lead clinical-stage drug candidate, STA-4783, is currently based on a number of assumptions that allow us to make broad estimates of certain clinical trial expenses. We expect to initiate a pivotal Phase 3 clinical trial of STA-4783 in metastatic melanoma in 2007, and we expect the cost to complete this trial, including the cost of clinical supplies of STA-4783, together with the costs of related nonclinical toxicology and other testing to support the trial, will be in the range of $45 to $65 million. To date, we have not entered into any collaboration with a strategic corporate partner for the development of either of these drug candidates, and unless we do so in the future, we expect to internally finance all clinical development of this candidate. We do not expect to receive regulatory approval of any of our drug candidates until 2009 at the earliest, if at all.

        Beyond our two lead drug candidates, we anticipate that we will select drug candidates and research projects for further development on an ongoing basis in response to their preclinical and clinical success, as well as commercial potential.

  In-Process Research and Development

        Our acquisitions of Principia and Diagon in 2002 and the CKS assets in 2004 resulted in in-process research and development charges to our consolidated statements of operations in the respective periods of the acquisitions. The total amount of in-process research and development charges related to these acquisitions was approximately $19.7 million. We used the income approach to estimate the fair value of in-process research and development for the Principia and Diagon acquisitions and the cost approach for the CKS acquisition. Generally, in cases where we acquired assets and assumed liabilities, and where the purchase price exceeded the fair value of net assets acquired, the excess purchase price has been allocated to acquired intangible assets, principally in-process research and development. If the in-process research and development acquired is incomplete and has no alternative future use, we record the value of the in-process research and development as an expense in our consolidated statement of operations in the period of the acquisition.

        Under the income approach, each project was analyzed to determine the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated, taking into account the expected life cycles of the product and the underlying technology, relevant market sizes and industry trends. The estimated net cash flows from these products were based on management's estimates of related revenues, cost of goods sold, research and development costs, selling, general and administrative costs, and income taxes. Material cash flows from each of the projects valued under the income approach were assumed to commence in the year following project completion. Discount rates and probability factors were determined based on the nature of the technology, the stage of completion of the projects, the complexity of the development effort and the risks associated with reaching technological feasibility of the projects.

        We recorded an in-process research and development charge of $13.9 million as a result of the Principia acquisition, principally comprised of an $8.7 million charge related to STA-4783 and a $3.7 million charge related to apilimod. The discount rates applied in the valuations ranged from 30% to 40%.

        Projects acquired in the Diagon acquisition related to ion channel technology and anti-allergy antibody projects and resulted in in-process research and development valuation of approximately $3.0 million and $1.2 million, respectively. The discount rate applied in the valuations was 30%.

        The CKS in-process research and development charge, after allocation of excess purchase price of $1.6 million, pertained to the technology related to the treatment of anxiety and general pain. The value of the CKS in-process research and development charge was based on the cost approach. During 2004, after an initial investment to advance the technology, we ceased further funding of the project.

        We believe each of the acquired technologies for which in-process research and development was recorded was unique and patents were filed for each of the acquired projects. Completion of these projects will be a complex and costly undertaking, involving continuing research, animal studies and human clinical trials.

  General and Administrative

        General and administrative expense consists primarily of salaries and related expenses for personnel in executive, finance, business development, human resources and administrative functions. Other costs include stock-based compensation costs, legal costs of pursuing patent protection of our intellectual property, fees for general legal, accounting and other professional services, and overhead-related costs not otherwise included in research and development. After this offering, we anticipate increases in general and administrative expense relating to public-company requirements and initiatives. These increases will likely include legal fees, accounting fees, and directors' and officers' liability insurance premiums, as well as fees for investor relations services.

  Convertible Preferred Stock Dividends

        Convertible preferred stock dividends consists of cumulative but undeclared dividends payable on our Series A convertible preferred stock. The Series A convertible preferred stock accrues dividends at

8% per year. For the nine months ended September 30, 2006, dividends recorded with respect to the Series A convertible preferred stock totaled $1.1 million.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. We are required to make estimates and judgments with respect to accrued expenses, acquisitions and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources and the reported amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following accounting policies and estimates are most critical to aid you in understanding and evaluating our reported financial results.

  Accrued Expenses

        As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Given our current business, the primary area of uncertainty concerning accruals which could have a material effect on our business is with respect to service fees paid to contract manufacturers in conjunction with the production of clinical drug supplies and to contract research organizations in connection with our preclinical studies and clinical trials. In connection with all of the foregoing service fees, our estimates are most affected by our understanding of the status and timing of services provided. The majority of our service providers, including contract research organizations, invoice us in arrears for services performed. In the event that we do not identify some costs which have begun to be incurred, or we under or over estimate the level of services performed or the costs of such services in a given period, our reported expenses for such period would be too low or too high. We currently reflect the over or under accrual of expenses directly in our operations in the period the amount was determined.

        Our arrangements with contract research organizations in connection with clinical trials often provide for payment prior to commencing the project or based upon predetermined milestones throughout the period during which services are expected to be performed. We recognize expense relating to these arrangements based on the various services provided over the estimated time to completion. The date on which services commence, the level of services performed on or before a given date, and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us based on the terms of the contract or our ongoing monitoring of service performance. In the years ended December 31, 2003, 2004, and 2005, and in the nine months ended September 30, 2006, we had arrangements with multiple contract research organizations whereby these organizations commit to performing services for us over multiple reporting periods. We currently recognize and plan to continue to recognize the expenses associated with these arrangements based on our expectation of the timing of the performance of components under these arrangements by these organizations. Generally, these components consist of the costs of setting up the trial, monitoring the trial, closing the trial and preparing the resulting data.

        With respect to financial reporting periods presented in this prospectus, and based on our receipt of invoices from our third party providers, the timing of our actual costs incurred have not differed materially from our estimated timing of such costs. In light of the foregoing, we do not believe our estimates of future expenses and our practice of making judgments concerning the accrual of expenses are reasonably likely to change in the future. There were no changes in our estimates and accruals for contract service fees that had a material effect on our net losses in the years ended December 31, 2003, 2004, and 2005 or for the nine months ended September 30, 2005 and 2006, respectively.

  Acquisitions

        We apply purchase accounting in our acquisitions. Under purchase accounting, we allocate the purchase price to assets acquired and liabilities assumed based upon our analysis and estimates of fair values. Our analysis generally includes three approaches to estimate the value of acquired assets. The cost approach measures the value of an asset by quantifying the aggregate expenditures that would be required to replace the subject asset, given its future service capability. The market approach employs a comparative analysis of actual transactions in which similar assets have been transferred or in which businesses have been sold whose value is comprised largely of assets similar to the subject assets. The income approach is an estimation of the present value of the future monetary benefits expected to flow to the owner of the asset during its remaining useful life. We generally use the income approach to estimate the fair value of in-process research and development. We perform a discounted cash flow analysis, utilizing anticipated revenues, expenses and net cash flow forecasts related to the technology. Given the high risk associated with the development of new drugs, we probability adjust the revenue and expense forecasts to reflect the risk of failing to advance through the clinical development and regulatory approval process based on the stage of development in the regulatory process. Such a valuation requires significant estimates and assumptions. We believe the fair value assigned to the in-process research and development reflected in our consolidated financial statements is based on reasonable assumptions. However, these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. If the in-process research and development is incomplete and has no alternative future value, we record the full value of the in-process research and development as an expense in the period of the acquisition.

  Stock-Based Compensation

        Prior to January 1, 2006, we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion No. 25, and related interpretations, including Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25, in accounting for our employee stock options. Under this method, compensation expense is generally recorded on the date of grant only if the estimated fair value of the underlying stock exceeds the exercise price. Given the absence of an active market for our common stock, the board of directors historically has determined the estimated fair value of our common stock on the dates of grant. Historically, the determination was principally based on sales of common stock to outside investors, as well as progress against regulatory, clinical and product development milestones, and the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. As a result, we recorded deferred compensation charges for the excess of the estimated fair value of our common stock over the exercise price of options granted at the date of grant. Compensation expense was recognized over the vesting period of the related options on a straight-line basis.

        We account for stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees, or in Conjunction with Selling Goods or Services, which requires valuing and remeasuring such stock options to the current fair value until the performance date has been reached.

        Effective January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment, or SFAS No. 123R, for stock-based awards to employees, using the modified prospective method of transition for awards granted after January 17, 2005 (valued using the fair value method), and using the prospective method for awards granted prior to January 17, 2005 (valued using the minimum value method). Therefore, compensation cost recognized in the nine-month period ended September 30, 2006 includes: (1) compensation costs related to the vesting of stock options granted after January 17, 2005 but prior to January 1, 2006, based on the grant date fair value method estimated in accordance with the provisions of SFAS 123 adjusted for estimated forfeitures, (2) compensation costs related to the continued vesting of nonvested restricted stock awards granted prior to January 1, 2006, and (3) compensation costs for all share-based payments granted or modified subsequent to January 1, 2006, based on the provisions of SFAS No. 123R.

        We continue to use the Black-Scholes option pricing model as the most appropriate valuation method for our option grants. The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility and expected lives of the options. Since we do not have a history of stock trading activity, expected volatility is based on historical data from several public companies similar in size and value to us. When our common stock is publicly traded, we will use a weighted average approach using historical volatility and other similar public entity volatility information until historical volatility of our common stock is relevant to measure expected volatility for future option grants. We estimate the forfeiture rate based on historical data. Our options generally vest 25% after one year of service and quarterly over three years thereafter. Based on an analysis of historical forfeitures, we applied a forfeiture rate of 10% to all options that vest upon completion of the first year of service following the date of grant. The analysis will be re-evaluated at least annually and the forfeiture rate will be adjusted as necessary. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected lives for options granted represents the period of time that options granted are expected to be outstanding. Since January 1, 2006, we have used the simplified method for determining the expected lives of options.

        For awards with graded vesting, we allocate compensation costs under SFAS No. 123R on a straight-line basis over the requisite service period. Accordingly, we amortized the fair value of each option over each option's service period, which is generally the vesting period.

        Our net loss for the nine months ended September 30, 2006 includes $3.6 million of compensation costs and no income tax benefit related to our stock-based compensation arrangements for employee and nonemployee awards. As of September 30, 2006, the total amount of unrecognized stock-based compensation expense is $14.0 million and will be recognized over a weighted average period of 3.0 years.

        Accounting for equity instruments granted or sold by us requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over- or understated. We contemporaneously estimated the fair value of the equity instruments based upon consideration of factors which we deemed to be relevant at the time of each respective grant or issuance. These included, depending on the period, the purchase price of our common stock that was sold to investors in December 2003 and throughout 2004 and the impact of our first proposed initial public offering of common stock in 2005. These factors indicated that the deemed fair values of the common stock underlying the options granted to employees and board members during 2003 and 2004 was equivalent to the exercise price of the respective options, except for one grant of an option for 300,000 shares of common stock to a board member in May 2004 at an exercise price that was below the fair value of the common stock. The difference, or the intrinsic value, is being amortized as compensation expense over the vesting period of the stock options. In addition, these factors indicated that the issuance of 1,460,000 shares of restricted stock, the grant of stock options to purchase 169,000 shares of common stock in December 2004, and the issuance of 386,363 shares of restricted stock in the year ended December 31, 2005, were at sales and exercise prices below the fair value of the common stock and, accordingly, the difference is being amortized as compensation expense over the respective vesting periods.

        In late 2005, following negative results in our Phase 2b clinical trial of apilimod in psoriasis and our Phase 2 clinical trial of STA-4783 in non-small cell lung cancer, and inconclusive results in our Phase 2 clinical trial of STA-4783 in soft tissue sarcoma, the board of directors reevaluated the fair value of our common stock. Based upon their review of both positive and negative factors, the board of directors determined that the fair value of our common stock as of mid-December 2005 was $3.50 per share.

        On February 15, 2006, we granted options to purchase 2,410,351 shares of our common stock at an exercise price of $3.50 per share, in connection with the annual compensation reviews for all employees. On March 1, 2006, the board of directors amended the exercise price of all outstanding options with exercise prices equal to or greater than $4.00 per share held by active employees, directors and consultants. Options to purchase an aggregate of 3,732,300 shares of common stock were repriced to $3.50 per share, resulting in incremental stock-based compensation of $745,000, of which $269,000 related to vested options and was expensed immediately and $476,000 related to unvested options and will be recognized as expense over the remaining vesting periods. In connection with these stock grants and the repricing, the board determined that the factors affecting the value of the common stock, taken as a whole, had not changed since December 2005, and accordingly, the fair value of $3.50 per share was utilized.

        In November 2006, we performed a retrospective analysis of the fair value of our common stock as of February 15, 2006. Valuation methodologies employed in the analysis included an income approach under which we estimated our capacity to generate financial benefits for our shareholders converting those projected benefits into a measure of present value, and a market approach under which we measured certain components of our value through an analysis of recent acquisition prices of, and offerings by, comparable companies. No allocation of the enterprise valuation to classes of stock was necessary as we only had common stock outstanding as of February 15, 2006. The valuation information considered by us in the income approach included the present value of our forecasted operating results on a going concern enterprise basis as determined by a probability-weighted, discounted cash flow analysis of our two most advanced drug candidates at the time, STA-4783 and apilimod. We assessed the risks associated with achieving our forecasts in selecting the appropriate probability factors and discount rate, which we believe to be reasonable and appropriate based upon our assumptions regarding market growth, estimated costs, and the likelihood and timing of FDA approval. Based upon this valuation analysis, we concluded that the estimated value of $3.50 per share for our common stock used for stock option valuation at the time was reasonable.

        In June 2006, we sold 8,000,000 shares of our Series A convertible preferred stock to investors for $5.00 per share. The Series A convertible preferred stock accrues dividends at 8% per year. The Series A convertible preferred stock has an initial conversion ratio of 1:1 and a conversion ratio upon an initial public offering of our common stock equal to the purchase price of $5.00 per share divided by the lesser of $5.00 or 66.6667% of the initial public offering price. There were no changes in our business, risks or market conditions during the period from February 15, 2006, the effective date of the retrospective valuation, until the date of our sale of the Series A convertible preferred stock, and, accordingly, there was no change attributed to value of the common stock. We believe the difference in the value of the common stock and the Series A convertible preferred stock purchase price reasonably reflected the rights and preferences of the Series A convertible preferred stock, including the 8% dividend and the value of the adjustable conversion feature of the Series A convertible preferred stock upon the effectiveness of an initial public offering of our common stock.

        In June 2006, subsequent to the sale of the Series A convertible preferred stock, we received results from the interim analysis of our Phase 2b clinical trial of apilimod in patients with Crohn's disease, which indicated that it was unlikely the trial would meet its primary endpoint, and thus, the trial was terminated. In August, 2006 we received results from the Phase 2b clinical trial of STA-4783 in patients with metastatic melanoma, which indicated that the trial had achieved its primary endpoint and was well tolerated. We believe these two clinical events were offsetting events in the valuation of the company at the time and there were no other changes to the business, risks or market conditions in the period through September 30, 2006.

        The following table summarizes the share-based awards issued to employees during the nine months ended September 30, 2006:

Month	Shares	Per Share Exercise Price	Per Share Fair Value	Per Share Intrinsic Value
January 2006	4,600	$3.50	$3.50	$—
February 2006	2,710,351	3.50	3.50	—
March 2006	18,000	3.50	3.50	—
May 2006	69,600	3.50	3.50	—
June 2006	24,300	3.50	3.50	—
July 2006	38,500	3.50	3.50	—
August 2006	43,000	3.50	3.50	—
September 2006	26,500	3.50	3.50	—

Total	2,934,851

Consolidated Results of Operations

  Nine Months Ended September 30, 2005 and 2006

        Revenue.    There were no revenues for the nine months ended September 30, 2005 and 2006.

        Research and development.    Research and development expense decreased from $45.9 million in the first nine months of 2005 to $40.0 million in the first nine months of 2006. This decrease in research and development expense principally resulted from a decrease of $7.7 million for external costs of clinical trials, animal studies and other preclinical testing, clinical product manufacturing, and consulting, principally due to the completion of several clinical trials in 2005 and in the first half of 2006, and $0.5 million of expense recorded in 2005 in connection with an Agreement and Release with our scientific founder. This was offset in part by an increase of $1.8 million for personnel costs and related research supplies and operational overhead due in part to a full nine months of costs associated with the expansion of one of our research and development facilities completed in 2005 and an increase in stock-based compensation expense of $0.5 million principally related to the net effect of the increased expense in connection with implementation of SFAS 123R less the impact of the conclusion of vesting of certain nonemployee options in 2005.

        General and administrative.    General and administrative expense decreased from $9.3 million in the first nine months of 2005 to $6.2 million in the first nine months of 2006. The decrease in general and administrative expense was principally due to $2.4 million incurred in connection with the filing of a Registration Statement on Form S-1 with the SEC in 2005 relating to an initial public offering of our common stock. We determined that we would not complete the planned offering and withdrew the filing in June 2005. The related costs were expensed in the nine months ended September 30, 2005 as we did not reactivate and complete the offering within 90 days of the withdrawal of the filing. This decrease was also due to a decrease of $0.8 million for personnel costs and related overhead due principally to decreased headcount and a decrease of $0.4 million in external professional fees, principally for general legal and other consulting services, offset by an increase of $0.1 million for legal fees in connection with our intellectual property and an increase in stock-based compensation expense of $0.4 million principally related to the net effect of the increased expense in connection with implementation of SFAS 123R less the impact of the conclusion of vesting of certain nonemployee options in 2005.

        Investment income, net.    Net investment income decreased from $1.8 million in the first nine months of 2005 to $1.4 million in the first nine months of 2006. The decrease in investment income was principally due to a decrease in average cash balances as a result of the use of existing cash resources during 2005 and 2006, prior to the net cash proceeds of $40.0 million raised from the sale of our Series A convertible preferred stock in June 2006.

        Convertible preferred stock dividends.    Convertible preferred stock dividends were $1.1 million for the nine months ended September 30, 2006 due to the issuance of the Series A convertible preferred stock in June 2006. The Series A convertible preferred stock dividends accrue at the rate of 8% per year.

  Twelve Months Ended December 31, 2005, 2004 and 2003

        Revenue.    There were no revenues in the year ended December 31, 2005, compared to research grant revenues of $0.2 million in the year ended December 31, 2004, and $1.3 million in the year ended December 31, 2003. This was due to the fact that we performed research services in 2003 which we concluded during 2004.

        Research and development.    Research and development expense for the year ended December 31, 2005 was $59.9 million compared to $38.1 million for the year ended December 31, 2004 and $24.3 million for the year ended December 31, 2003. The increase from 2004 to 2005 principally resulted from (1) an increase of $9.2 million for personnel costs and related research supplies and operational overhead due to an increase in research and development headcount, (2) an increase of $10.9 million for external costs of clinical trials, animal studies and other preclinical testing, clinical product manufacturing and consulting, (3) an increase of $0.5 million of expense in connection with an Agreement and Release with our scientific founder, and (4) a net increase of $1.2 million in stock-based compensation expense principally resulting from the issuance of restricted stock in 2004. The increase from 2003 to 2004 principally resulted from (1) an increase of $6.8 million for personnel costs and related research supplies and operational overhead and (2) an increase of $9.3 million for external costs of clinical trials, animal studies and other preclinical testing, clinical product manufacturing and consulting, partially offset by a net decrease in stock-based compensation expense resulting from a $1.7 million one-time charge in 2003 related to a modification to the terms of a former scientific officer's stock option of $1.3 million, and $0.4 million in cash payments to be made over 18 months.

        In-process research and development.    In-process research and development expense of $1.6 million for the year ended December 31, 2004 represents the expensing of the value of incomplete research and development acquired in connection with the purchase of the CKS assets in January 2004.

        General and administrative.    General and administrative expense for the year ended December 31, 2005 was $11.3 million compared to $7.4 million for the year ended December 31, 2004 and $5.3 million for the year ended December 31, 2003. The increase from 2004 to 2005 was principally the result of $2.4 million incurred in connection with the filing of a Registration Statement on Form S-1 with the SEC in 2005 relating to an initial public offering of our common stock. We determined that we would not complete the planned offering and withdrew the filing in June 2005. The related costs were expensed in 2005 as we did not reactivate and complete the offering within 90 days of the withdrawal of the filing. The increase from 2004 to 2005 was also the result of an increase of $1.1 million for personnel costs and related overhead due to increased hiring and a net increase of $0.4 million in stock-based compensation principally resulting from the issuance of restricted stock in 2004 and 2005. The increase from 2003 to 2004 was principally a result of an increase of $1.1 million for personnel costs and related overhead due as well as an increase of $1.0 million in legal fees related to support of our intellectual property.

        Investment income, net.    Net investment income increased to $2.3 million for the year ended December 31, 2005 from $1.0 million for the year ended December 31, 2004 and from $0.4 million for the year ended December 31, 2003. The increase in net investment income in each year was principally due to increases in the average cash balances invested resulting from sales of our common stock.

Liquidity and Capital Resources

  Sources of Liquidity

        We have incurred significant operating losses since our inception. We have funded our operations principally with $195.4 million in net proceeds from private placements of our common stock and $40.0 million in net proceeds from a private placement of our Series A convertible preferred stock which, together with the exercise of common stock warrants and options, provided aggregate net cash proceeds of approximately $236.6 million through September 30, 2006.

        We have also generated funds from government grant revenues, equipment lease financings and investment income. As of September 30, 2006, we had cash, cash equivalents and marketable securities of $58.7 million consisting of cash and highly liquid, short-term investments. Our funds are currently invested in investment grade and U.S. government securities with an average duration of less than one year.

        In November 2004, we entered into an agreement for a revolving property and equipment lease line of credit, which was amended in 2005. Under the agreement, we may periodically directly lease, or sell and lease back up to $6.0 million of equipment and leasehold improvements through March 2007. Amounts borrowed under the facility are repayable over 36 or 48 months.

  Cash Flows

        The following table provides information regarding our cash flows and our capital expenditures for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2005 and 2006 (in thousands).

	Years ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
Cash provided by (used in):
Operating activities	$(23,612)	$(33,795)	$(61,882)	$(46,866)	$(41,969)
Investing activities	(40,400)	(43,811)	39,176	34,892	20,481
Financing activities	71,122	84,280	3,779	3,594	39,481
Capital expenditures (included in investing activities above)	(769)	(1,594)	(4,883)	(4,544)	(894)

        Our operating activities used cash of $23.6 million, $33.8 million and $61.9 million in the years ended December 31, 2003, 2004 and 2005, respectively. During the nine months ended September 30, 2005 and 2006, our operating activities used cash of $46.9 million and $42.0 million, respectively. The use of cash in all periods principally resulted from our losses from operations and changes in our working capital accounts. The increase in cash used in operations in each of the periods through December 31, 2005 was due to our increase in research and development activities and the related expansion of our organizational infrastructure to support our broadened development activities.

        Our investing activities used cash of $40.4 million and $43.8 million, and provided cash of $39.2 million in the years ended December 31, 2003, 2004 and 2005, respectively. Our investing activities in 2003 included purchases of marketable securities in the amount of $47.9 million and purchases of property and equipment in the amount of $0.8 million. The cash provided by investing activities in 2003 resulted from the sales and maturities of marketable securities in our investment portfolio in the amount of $7.8 million and the repayment to us of $0.5 million of advances to a related party. Our investing activities in 2004 included purchases of marketable securities in the amount of $124.7 million and purchases of property and equipment in the amount of $1.6 million. The cash provided by investing activities in 2004 resulted from the sales and maturities of marketable securities in our investment portfolio in the amount of $82.5 million. Our investing activities in 2005 included purchases of marketable securities in the amount of $184.4 million and purchases of property and equipment in the amount of $4.9 million, including a research and development expansion of one of our facilities. The cash provided by investing activities in 2005 resulted from the sales and maturities of marketable securities in our investment portfolio in the amount of $228.4 million. During the nine months ended September 30, 2005, our investing activities provided cash of $34.9 million as compared to $20.5 million of cash provided by investing activities in the nine months ended September 30, 2006. Cash provided in the nine months ended September 30, 2005 and 2006 resulted principally from the excess of sales and maturities of $188.2 million and $114.6 million, respectively of our marketable securities over the purchases of $148.8 million and $93.2 million, respectively, of our marketable securities. In addition, we purchased property and equipment during the nine months ended September 30, 2005 and 2006 in the amounts of $4.5 million and $0.9 million, respectively.

        Our financing activities provided $71.1 million, $84.3 million and $3.8 million in the years ended December 31, 2003, 2004 and 2005, respectively. The cash provided in the years ended December 31, 2003 and 2004 was principally a result of the sale and issuance of shares of our common stock to private investors. During the nine months ended September 30, 2005, financing activities provided cash of $3.6 million compared to $39.5 million in the nine months ended September 30, 2006. In June 2006, we raised gross proceeds of $40.0 million from the sale of 8,000,000 shares of our Series A convertible preferred stock to private investors. Our financing activities since inception through September 30, 2006 consisted principally of the sale of our common stock and our Series A convertible preferred stock to private investors and the exercise of stock options and warrants providing net proceeds of $236.6 million, and the sale and lease-back of equipment providing net proceeds of $7.1 million, less the repayment of $2.9 million of our capital equipment leases.

  Contractual Obligations and Commitments

        The following tables summarize our contractual obligations at December 31, 2005 and the effects such obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

Contractual Obligations (as of December 31, 2005)	Total	2006	2007 through 2008	2009 through 2010	More than 5 years
Capital lease obligations(1)	$7,211	$2,431	$3,934	$846	$—
Operating lease obligations	3,300	1,883	1,304	113	—
Research and development contracts	12,393	10,602	1,780	11	—
Consulting	547	180	267	100	—

Total	$23,451	$15,096	$7,285	$1,070	—

(1)
Including scheduled interest payments.

        Research and development contracts principally include contracts for human clinical studies, animal studies and clinical manufacturing. The future research and development contract obligations in the table of Contractual Obligations above assume that each of the studies and related manufacturing contracts is completed as planned. In the event a study or manufacturing contract is terminated prior to planned completion by mutual agreement between the contractor and us, the amount paid under such contracts may be less than the amounts presented.

        Under various license agreements, substantially all of which are related to our early-stage discovery programs, we may be obligated to pay up to an aggregate of $3.9 million if specified development and commercialization milestones are met, as follows (in thousands). These amounts are not included in the table of Contractual Obligations above.

Milestone	Amount
Phase 1 clinical trials	$150
Phase 2 clinical trials	250
Phase 3 clinical trials	350
Completion of Phase 3 clinical trials	75
FDA new drug approval	1,875
European market approval	500
Other	650

Total	$3,850

        In August 2006, we exercised our option to extend our 45 Hartwell Avenue, Lexington, Massachusetts laboratory and office facility lease for an additional five years beginning in December 2006 through November 2011.

        In August 2006, we exercised our option to extend our 91 Hartwell Avenue, Lexington, Massachusetts office facility lease for one additional year beginning in February 2007 through February 2008.

        Future minimum rents payable under the lease extensions are approximately $44,000 in the remainder of 2006 and $931,000, $576,000, $523,000, $523,000 and $479,000 in 2007, 2008, 2009, 2010 and 2011, respectively.

        In November 2004, we entered into an agreement for a revolving property and equipment lease line of credit, which was amended in 2005. Under the agreement, we may periodically directly lease, or sell and lease back up to $6.0 million of equipment and leasehold improvements, with repayment periods of 36 or 48 months and a $1.00 purchase option at the end of each lease period. In the years ended December 31, 2004 and 2005 and in the nine months ended September 30, 2006, we sold and leased back under this agreement an aggregate of approximately $7.1 million of our previously purchased equipment and leasehold improvements, of which approximately $2.7 million and $4.4 million were capitalized and will be paid over 36 and 48 month periods, respectively.

  Funding Requirements

        We expect to incur substantial expenses and generate significant operating losses as we continue to advance our drug candidates into preclinical studies and clinical trials and as we:

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  initiate a pivotal Phase 3 clinical trial of STA-4783 for the treatment of metastatic melanoma in 2007 and initiate Phase 2 clinical trials of STA-4783 in additional cancer indications in 2007;

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  begin to establish sales and marketing functions and commercial manufacturing arrangements for STA-4783;

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  complete the current Phase 2a clinical trials of apilimod for the treatment of rheumatoid arthritis and CVID, and possibly initiate Phase 2 clinical trials of apilimod in additional inflammatory disease indications;

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  initiate additional Phase 3 clinical trials of STA-4783 and one or more Phase 3 clinical trials of apilimod, if supported by Phase 2 results;

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  complete preclinical development of STA-9090 and initiate clinical trials, if supported by positive preclinical data;

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  complete preclinical development of STA-9584 and initiate clinical trials, if supported by positive preclinical data;

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  advance our preclinical CRAC ion channel inhibitor program into clinical trials, if supported by positive preclinical data;

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  discover, develop, and seek regulatory approval for backups of our current drug candidates and other new drug candidates;

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  identify additional compounds or drug candidates and acquire rights from third parties to those compounds or drug candidates through licenses, acquisition or other means;

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  commercialize any approved drug candidates;

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  hire additional clinical, scientific, and management personnel; and

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  add operational, financial, and management information systems and personnel.

        Our funding requirements will depend on a number of factors, including:

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  the progress of our research and development programs, including the completion of preclinical and clinical trials for our current drug candidates and the results from these studies and trials;

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  the number of drug candidates we advance into later-stage clinical trials and the scope of our research and development programs;

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  our ability to discover additional drug candidates using our drug discovery technology and advance them into clinical development;

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  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims for our drug discovery technology and drug candidates and avoiding infringing the intellectual property of others;

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  the time and costs involved in obtaining regulatory approvals for our drug candidates;

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  our ability to establish and maintain collaborative arrangements;

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  the potential in-licensing of other products or technologies or the acquisition of complementary businesses;

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  the cost of manufacturing, marketing and sales activities, if any; and

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  the timing, receipt and amount of revenue, if any, from our drug candidates.

        We do not anticipate that we will generate product revenue for the next several years. We expect our continuing operating losses to result in increases in cash used in operations over the next several years. Our future capital requirements will depend on a number of factors including the progress and results of our clinical trials, the costs, timing and outcome of regulatory review of our drug candidates, our revenue, if any, from successful development and commercialization of our products, the costs of commercialization activities, the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for other drug candidates, the emergence of competing therapies and other market developments, the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property rights, the extent to which we acquire or invest in other drugs and technologies, and our ability to establish collaborations and obtain milestone, royalty or other payments from any collaborators.

        Based on our current operating plans, we expect the proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued research and drug development, through at least                        . However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek regulatory approval of our drug candidates. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials.

        Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities or by selling debt securities, if convertible, further dilution to our existing stockholders may result. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, collaboration agreements, debt financings or licensing arrangements.

        If adequate funds are not available, we may be required to terminate, significantly modify or delay our research and development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to our technologies or drug candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Tax Loss Carryforwards

        In 2005, we completed an analysis to determine if there were changes in ownership, as defined by Section 382 of the Internal Revenue Code, that would limit our ability to utilize certain net operating loss and tax credit carryforwards. We determined that we experienced a change in ownership, as defined by Section 382, in connection with the acquisition of Principia on September 20, 2002. As a result, the utilization of our federal tax net operating loss carryforwards generated prior to the ownership change is limited. As of December 31, 2005, we have net operating loss carryforwards for

U.S. federal tax purposes of approximately $151.5 million, after taking into consideration net operating losses expected to expire unused as a result of this limitation. In addition, as of December 31, 2005, we have state net operating loss carryforwards of approximately $136.2 million. The utilization of these net operating loss carryforwards may be further limited as we experience future ownership changes as defined in Section 382, including changes resulting from the issuance of common stock in this offering.

Recently Issued Accounting Pronouncements

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, or SFAS No. 154. SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes, or APB Opinion No. 20, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement applies to all voluntary changes in accounting principle, and changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the transition provisions of any existing account pronouncements, including those that are in a transition phase as of the effective date of the statement. We adopted the provisions of SFAS No. 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on our consolidated financial position or consolidated statement of operations.

        In June 2005, the FASB issued FSP 150-5. The FSP clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under SFAS No. 150, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as permanent or temporary equity. The FSP was effective for the first reporting period beginning after June 30, 2005. We adopted FSP 150-5 in 2006 and the impact was not material to our consolidated financial position or consolidated statement of operations.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109, or Interpretation No. 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if a company has not yet issued financial statements, including interim financial statements, in the period that Interpretation No. 48 is adopted. We are currently evaluating the impact the adoption of this interpretation will have on our consolidated results of operations and financial position.

Qualitative and Quantitative Disclosures About Market Risk

        We are exposed to market risk related to changes in interest rates. As of September 30, 2006, we had cash, cash equivalents and marketable securities of $58.7 million consisting of cash and highly liquid, short-term investments. Our cash is deposited in and invested through highly rated financial institutions in North America. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2006, we estimate that the fair value of our investments will decline by an immaterial amount, and therefore, our exposure to interest rate changes is not significant.

BUSINESS

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing small molecule drugs that address severe medical conditions with large potential markets, including cancer and chronic inflammatory diseases. We have a diverse pipeline of clinical- and preclinical-stage, small molecule drug candidates with distinct mechanisms of action and novel chemical structures. We discovered and developed each of our drug candidates internally, using our unique chemical compound library and the chemistry, biology, and pharmaceutical development assets and capabilities built over the combined history of Synta and its predecessor companies. At present, we retain all rights to all of our drug candidates and programs, across all geographic markets and therapeutic indications.

  Our Lead Drug Candidate, STA-4783

        Our most advanced clinical-stage drug candidate, STA-4783, is a novel, injectable, small molecule compound with a unique mechanism of action that has potential for the treatment of a broad range of solid tumor cancers. In September 2006, we announced positive results for STA-4783 in combination with paclitaxel, a leading chemotherapeutic agent, in a double-blind, randomized, controlled, multicenter Phase 2b clinical trial in patients with stage IV metastatic melanoma. We believe this is the first blinded clinical trial of a drug candidate for the treatment of metastatic melanoma in 30 years to meet its primary endpoint with statistical significance. In November 2006, we received fast track designation from the FDA for the development of STA-4783 for the treatment of metastatic melanoma. Based on these results, we expect to initiate a pivotal Phase 3 clinical trial in metastatic melanoma and Phase 2 clinical trials in additional cancer types in 2007.

        Our Phase 2b clinical trial enrolled a total of 81 metastatic melanoma patients at 21 centers in the United States. This clinical trial was conducted in a double-blind, randomized, controlled fashion and compared the effects of STA-4783 in combination with paclitaxel, the most widely used taxane, versus paclitaxel alone. The primary endpoint for assessing efficacy was progression-free survival. Progression-free survival measures for each patient the time from when the patient was assigned to a treatment group in the trial until the earlier of tumor progression or death. The FDA has previously indicated this endpoint is acceptable for registration in metastatic melanoma and other cancer types. In this trial, patients who received STA-4783 plus paclitaxel had a statistically significant improvement in progression-free survival compared to those who received paclitaxel alone.

        In the intent-to-treat analysis, which includes all 81 patients, patients treated with STA-4783 plus paclitaxel experienced a statistically significant increase in progression-free survival, with a p-value of 0.035. In this analysis, median progression-free survival increased from 1.84 months for patients treated with paclitaxel alone to 3.68 months for patients treated with STA-4783 plus paclitaxel. The percentage of patients who survived and were free of tumor progression at six months more than doubled from 15% for patients treated with paclitaxel alone to 35% for patients treated with STA-4783 plus paclitaxel.

        In the per-protocol analysis, which includes the 77 patients who could be evaluated for efficacy as specified in the trial protocol, patients treated with STA-4783 plus paclitaxel also experienced a statistically significant increase in progression-free survival, with a p-value of 0.017. The median progression-free survival in this analysis increased from 1.84 months for patients treated with paclitaxel alone to 4.40 months for patients treated with STA-4783 plus paclitaxel. The percentage of patients who survived and were free of tumor progression at six months more than doubled from 15% for patients treated with paclitaxel alone to 37% for patients treated with STA-4783 plus paclitaxel.

        We have also performed an analysis to determine if factors other than treatment with STA-4783, known as confounding factors, could be responsible for the differences observed between the two treatment groups in this clinical trial. In particular, we analyzed differences in patient characteristics and disease status that can influence disease progression. To date, we have identified no potentially confounding variables which alter the interpretation of the trial results.

        Including the patients treated in the Phase 2b metastatic melanoma clinical trial, we have treated a total of approximately 300 patients at over 50 medical centers in the United States and Canada with STA-4783. STA-4783 has been well tolerated, with toxicities of the STA-4783 plus paclitaxel combination generally similar to those of paclitaxel alone.

  Our Other Drug Candidates and Research Programs

        STA-4783 was discovered and developed internally from our chemical compound library and using our drug discovery capabilities. In addition to STA-4783, we have discovered and developed three other drug candidates currently in clinical or preclinical development, each of which has a distinct chemical structure, mechanism of action, and presents a differentiated market opportunity. We also have one research-stage program, which is in the lead optimization stage of preclinical development.

  Oncology

        STA-9090.    STA-9090 is a novel, injectable, small molecule drug candidate we are developing for the treatment of cancer. STA-9090 inhibits heat shock protein 90, or Hsp90, a chaperone protein that regulates the activity of numerous signaling proteins that trigger uncontrolled proliferation in cancer cells, in particular kinase proteins. Examples of kinase proteins include c-Kit, Bcr-Abl, and others that are the targets of approved direct kinase inhibitors such as Gleevec. We believe that inhibiting kinases indirectly, by disrupting the chaperone activities of Hsp90, provides two advantages: first, a means to simultaneously attack multiple cancer-promoting kinases; and, second, an ability to kill tumor cells with mutated kinases that have lost responsiveness to a direct kinase inhibitor. We have shown in preclinical experiments that STA-9090 is significantly more potent against certain types of cancer cells than Gleevec, as well as the two Hsp90 inhibitors furthest along in clinical development, 17-AAG and 17-DMAG. STA-9090 is further differentiated from these Hsp90 inhibitors in that it is a novel chemical structure that is not a derivative or analog of the natural product geldanamycin. We believe this creates a distinct activity profile for STA-9090 and is a competitive advantage. This program is currently in preclinical development.

        STA-9584.    STA-9584 is a novel, injectable, small molecule compound that disrupts the blood vessels that supply tumors with oxygen and essential nutrients. In preclinical experiments, STA-9584 has shown strong anti-tumor activity in a broad range of cancer models, including prostate, lung, breast, melanoma, and lymphoma. In preclinical testing, STA-9584 has been shown to act against established tumor vessels, a mechanism that is differentiated from the mechanism of anti-angiogenesis inhibitors such as Avastin, which prevents the formation of new tumor vessels. This program is currently in preclinical development.

  Autoimmune and inflammatory diseases

        Apilimod (STA-5326).    Apilimod is a novel, orally administered, small molecule drug candidate we are developing for the treatment of autoimmune and other chronic inflammatory diseases. Apilimod inhibits the production of the cytokines interleukin-12, or IL-12, and interleukin-23, or IL-23, and thereby down-regulates the inflammation pathways that underlie certain autoimmune and inflammatory diseases. We are currently conducting a Phase 2a clinical trial of apilimod in patients with rheumatoid arthritis and sponsoring a Phase 2a clinical trial in patients with gastrointestinal manifestations of common variable immunodeficiency, or CVID. We expect to report results from these trials in 2007.

        CRAC ion channel inhibitor.    We have developed novel, small molecule inhibitors of calcium release activated calcium, or CRAC, ion channels expressed on immune cells. The CRAC ion channel is the primary route for calcium entry into T cells and other immune cells, regulating multiple immune cell processes important for initiating and maintaining an inflammatory immune response. We have demonstrated in preclinical experiments that our CRAC ion channel inhibitors selectively inhibit the production of critical pro-inflammatory cytokines, such as IL-2 and TNFa , by immune cells, and that these compounds are effective in multiple animal models of immune diseases, including models of arthritis. This program is in the lead optimization stage of preclinical development.

Our Drug Candidate Pipeline

        The following table summarizes our most advanced drug candidates currently in clinical or preclinical development:

	Product Candidate	Disease	Stage	Status	Worldwide Commercial Rights

Oncology	STA-4783 Hsp70 inducer	Metastatic melanoma	Phase 2b	Completed — met primary endpoint	Synta

			Phase 3	Initiate in 2007

		Additional cancers	Phase 2	Initiate in 2007	Synta

	STA-9090 Hsp90 inhibitor	Cancer	Preclinical development	Ongoing	Synta

	STA-9584 Vascular disrupting agent	Cancer	Preclinical development	Ongoing	Synta

Inflammatory Diseases	Apilimod (STA-5326) Oral IL-12/23 inhibitor	Rheumatoid arthritis	Phase 2a	Results expected in 2007	Synta
		Common variable immunodeficiency	Phase 2a	Results expected in 2007	Synta

	Oral CRAC ion channel inhibitor	Autoimmune diseases, transplant	Lead optimization	Ongoing	Synta

        In the above table, lead optimization indicates that compounds have shown activity, selectivity, and efficacy in in vivo models, as well as an acceptable preliminary safety profile. These compounds are being optimized for potency, drug-like properties, and safety before entering into preclinical development. Preclinical development activities include manufacturing, formulation, and full toxicology studies in preparation for a Phase 1 clinical trial. Phase 1 indicates initial clinical safety testing and pharmacological profiling in healthy volunteers, with the exception that Phase 1 clinical trials in oncology are typically performed in patients with cancer. Phase 2 involves efficacy testing and continued safety testing in patients with a specific disease, and may include separate Phase 2a and Phase 2b clinical trials. Phase 2a clinical trials typically test the drug candidate in a small number of patients and are designed to provide early information on drug safety and efficacy. Phase 2b clinical trials typically involve larger numbers of patients and comparison with placebo, standard treatments, or other active comparators. Phase 3 indicates a confirmatory study of efficacy and safety in a larger patient population, and typically involves comparison with placebo, standard treatments, or other active comparators.

Oncology Programs

        We have one clinical-stage program and two preclinical-stage programs in oncology:

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  STA-4783. Our most advanced clinical-stage drug candidate, STA-4783, has achieved positive results in a double-blind, randomized, controlled, multicenter Phase 2b clinical trial in patients with stage IV metastatic melanoma. We expect to initiate a pivotal Phase 3 clinical trial in metastatic melanoma and Phase 2 clinical trials in additional cancer types in 2007.

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  STA-9090. STA-9090, our novel, small molecule Hsp90 inhibitor, is in preclinical development.

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  STA-9584. STA-9584, our novel small molecule compound that disrupts the blood vessels that supply tumors with oxygen and essential nutrients, is in preclinical development.

  Oncology Background

        Cancers are diseases characterized by abnormal and uncontrolled cell growth and division, typically leading to tumor formation. As a tumor grows, it can directly disrupt organ function at its site of origin. In addition, cancer cells can also spread to other organs, such as the brain, bones and liver, by a process called metastasis. The growth of metastatic tumors at these new sites can disrupt the function of these other organs. There are many kinds of cancer, but all are characterized by uncontrolled growth of abnormal cells.

        The World Health Organization estimates that more than 11 million people are diagnosed with cancer every year worldwide, and seven million people die from the disease annually. The American Cancer Society estimates that approximately 1.4 million people in the United States will be diagnosed with cancer in 2006, and approximately 565,000 people will die from the disease.

        Chemotherapeutics are the second largest therapeutic class of pharmaceuticals in the world, with global sales of $28.5 billion in 2005.

  Melanoma

        Melanoma is the deadliest type of skin cancer and is the sixth most commonly diagnosed cancer in the United States. The National Cancer Institute has estimated that the prevalence of melanoma in the United States, or the number of patients alive who have been diagnosed with the disease, currently is more than 660,000. The American Cancer Society estimates that in 2006 the incidence, or number of newly diagnosed cases, in the United States will be approximately 62,000, with 8,000 deaths from the disease. According to GLOBOCAN, the worldwide incidence of melanoma in 2002 was 160,177, with 40,781 deaths from the disease.

        Melanoma is classified into four stages, which are based on well-defined criteria, including characteristics of the primary tumors, involvement of the regional lymph nodes, and the extent and location of metastases. When melanoma is discovered and treated in the early stages, where the cancer is confined to a local area, patients have a relatively high rate of survival. For example, stage I patients have a five-year survival rate of between 90 and 95%. Once melanoma has advanced to stage III, where the cancer has spread to the regional lymph nodes, or stage IV, where the cancer has spread to distant organs, the prognosis for patients is much worse. The five-year survival rate for patients with stage IV melanoma is extremely poor: less than 20%. In 2001, the American Joint Committee on Cancer estimated that approximately 15% of patients with melanoma were initially diagnosed with advanced-stage disease, which consists of stage III and stage IV melanoma. However, recent scientific articles suggest that this percentage may grow significantly with the increased use of improved diagnostic techniques. In a study reported in the February 2003 issue of The Journal of the American College of Surgeons, approximately 38% of 175 patients originally diagnosed with stage I or stage II melanoma should have been categorized with stage III melanoma.

  Limitations of current treatments for metastatic melanoma

        For early stage melanoma, surgical removal of the primary melanoma lesion is the standard of care. Surgical removal may also be performed to remove distant skin metastases, lymph nodes or other organs to which the cancer has spread. Sometimes interferon alpha-2b is administered to patients as an adjuvant to surgery to reduce the rate of disease relapse. This is the only drug approved by the FDA for use in such a role.

        For metastatic melanoma, treatment options are limited. Single-agent chemotherapy has typically shown progression-free survival of less than two months. Randomized trials comparing combination chemotherapy against single agent chemotherapy have shown significant toxicity with no significant improvement in survival. Dacarbazine, also known as DTIC, has been one of the most studied drugs in this setting, either alone or in combination, and is the only FDA-approved chemotherapy for the treatment of metastatic melanoma. However, when DTIC is used as a single agent, it has been shown to have limited clinical benefits. Various other single-agent chemotherapies such as temozolomide, fotemustine and Genasense have been tested against or in combination with DTIC. Response rates from controlled studies have typically been between 15% to 25% with median time to progression/ progression-free survival of 1.8 to 2.4 months. Immunotherapy with interleukin-2, or IL-2, has been approved by the FDA based on longer duration responses than typically observed with chemotherapy, but these responses occur only in a small subset of patients, and treatment with IL-2 is accompanied by severe toxicities. No agents other than DTIC or IL-2 have been approved by the FDA for the treatment of metastatic melanoma. Therefore, we believe there is an urgent need in metastatic melanoma for additional therapies demonstrating meaningful clinical benefit, favorable safety, and broad patient applicability.

  Taxanes

        The class of drugs known as taxanes is the market-leading class of chemotherapeutic drugs, with approximately $2.7 billion in worldwide sales in 2005. Approved taxanes include Taxol, a formulation of paclitaxel first approved in 1992 and marketed by Bristol-Myers Squibb, which achieved peak sales of approximately $1.6 billion in 2000 before patent expiry; Taxotere (docetaxel), which is marketed by Sanofi-Aventis and had global sales of approximately $2.0 billion in 2005; Abraxane, a paclitaxel protein conjugate marketed by Abraxis Pharmaceutical Partners; and several generic versions of paclitaxel. Taxanes have shown efficacy across a wide range of cancer types and have been approved by the FDA for the treatment of prostate, ovarian, breast, and non-small cell lung cancers, as well as Kaposi's sarcoma. Additionally, we believe taxanes are prescribed off-label for other cancer types, including metastatic melanoma, head and neck, uterine, stomach, esophageal, and bladder. In metastatic melanoma, the response rate of single agent paclitaxel has been reported as less than 20%. A study published in 2002 in Cancer Investigation showed that combining DTIC and paclitaxel for the treatment of metastatic melanoma was not superior to using each agent alone. Other anticancer agents that are sometimes added to taxanes in an attempt to improve efficacy include Paraplatin, a formulation of carboplatin marketed by Bristol-Myers Squibb. While in some cases the addition may increase treatment efficacy, carboplatin has been shown to add substantial toxicity. As a result, we believe there is a significant opportunity for agents that can enhance the anti-tumor effects of taxanes without adding undesirable side effects.

Our Lead Clinical Development Program—STA-4783

        STA-4783 is a novel, small molecule drug candidate that induces a stress response in a wide variety of cancer cell types and has demonstrated, in preclinical models, synergistic anti-tumor activity with the two leading taxanes, paclitaxel and docetaxel. The stress response induced by STA-4783 results in two changes that may be important to the role of STA-4783 in tumor cell killing in combination with taxanes: a dramatic increase in the production of Hsp70 and other heat shock and stress-related proteins, which can enhance immune-mediated killing of tumor cells, and the alteration of certain signal transduction pathways, which can affect cell proliferation and induce programmed cell death, or apoptosis.

        We have completed six clinical trials with STA-4783 in cancer patients, in which a total of approximately 300 patients have been treated at over 50 medical centers in the United States and Canada. Based on the positive results observed in our recently completed Phase 2b clinical trial in metastatic melanoma, we are now preparing for a pivotal Phase 3 clinical trial in metastatic melanoma, which we expect to initiate in 2007, and additional Phase 2 clinical trials in other cancer indications, which we also expect to initiate in 2007. STA-4783 has received Fast Track designation from the FDA for the treatment of metastatic melanoma. The FDA grants Fast Track designation for drug candidates intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. We also intend to seek orphan drug designations in both the United States and Europe for STA-4783 for the treatment of metastatic melanoma.

  Our Phase 2b Clinical Trial in Metastatic Melanoma

  Summary

        Our Phase 2b clinical trial enrolled a total of 81 metastatic melanoma patients at 21 centers in the United States. This clinical trial was conducted in a double-blind, randomized, controlled fashion and compared the effects of STA-4783 in combination with paclitaxel, the most widely used taxane, versus paclitaxel alone. The primary endpoint for assessing efficacy was progression-free survival. Progression-free survival is considered an acceptable endpoint for registration in metastatic melanoma and other cancer types, as supported by the current FDA draft guidance set forth in Clinical Trial Endpoints for the Approval of Cancer Drugs and Biologics issued in April 2005, and by the EMEA guidance set forth in the draft of Appendix 1 Methodogical Considerations for Using Progression-Free Survival (PFS) as Primary Endpoint in Confirmatory Trials for Registration issued in July 2006 to the Guideline on the Evaluation of Anticancer Medicinal Products in Man, which became effective in June 2006.

        In September 2006, we presented the results from this clinical trial at the joint meeting of Perspectives in Melanoma X and the Third International Melanoma Research Congress, held in The Netherlands. Patients who received STA-4783 plus paclitaxel showed a statistically significant improvement in progression-free survival compared to those who received paclitaxel alone.

        Consistent with safety data for STA-4783 gathered from other clinical trials, STA-4783 was well tolerated in this clinical trial, with toxicities of the STA-4783 plus paclitaxel combination generally similar to those of paclitaxel alone.

  Clinical trial design

        The primary objective of this Phase 2b clinical trial was to assess the efficacy in stage IV metastatic melanoma patients of once-weekly treatment of STA-4783 plus paclitaxel versus paclitaxel alone, based on the endpoint of progression-free survival. Secondary endpoints were objective response rate, duration of tumor responses, and studies of adverse events and laboratory abnormalities. Once-weekly treatments of STA-4783 (213 mg/m2) plus paclitaxel (80 mg/m2) or paclitaxel alone (80 mg/m2) were delivered for three weeks, followed by one week off-treatment. Investigators were permitted to repeat these four-week cycles until disease progression. Tumor assessments were performed at baseline and every other cycle thereafter.

        Disease progression and tumor response were defined based on industry standard Response Evaluation Criteria in Solid Tumors, or RECIST, which are the unified response assessment criteria agreed to by the World Health Organization, United States National Cancer Institute, and European Organisation for Research and Treatment of Cancer. RECIST defines disease progression and tumor response based on the sum of the longest diameters of a set of target tumor lesions identified at baseline. A 20% or greater increase in the sum of diameters in target lesions, or unequivocal progression in non-target lesions, or the appearance of a new lesion is defined as disease progression. A reduction in the sum of the diameters of at least 30% as compared to baseline is defined as a partial response. A complete disappearance of target and non-target lesions (and the normalization of any tumor markers) constitutes a complete response. Both partial and complete responses must be confirmed by repeat assessments at least four weeks after the partial or complete response was first documented. Stable disease refers to patients who exhibit neither response nor disease progression. Non-progression refers to patients who exhibit complete response, partial response, or stable disease. Objective response rate is typically defined as the sum of the partial and complete response rates.

        In this clinical trial, we enrolled patients who had received up to one prior chemotherapy treatment. An unlimited number of prior immunotherapy treatments were also allowed, provided that a period of four weeks subsequent to the last treatment elapsed prior to trial entry. Patients with Eastern Cooperative Oncology Group, or ECOG, performance status greater than 2 were excluded, as were patients with any brain metastases. The ECOG performance status is a standard patient assessment tool used in determining the care of cancer patients. Patients with an ECOG score of 3 or 4 are significantly disabled by their disease and are often excluded from clinical trials.

        Two-thirds of patients were assigned to treatment with STA-4783 plus paclitaxel, with the remaining one-third of patients assigned to treatment with paclitaxel alone. We chose this 2:1 weighting ratio so as to contribute more productively to the safety database for STA-4783 than an even randomization, while still allowing for a statistical comparison of treatment effects. Patients who progressed on paclitaxel alone were given the option to crossover to STA-4783 plus paclitaxel and were then treated until further progression.

  Clinical trial results

        In the intent-to-treat analysis, which includes all 81 patients, patients treated with STA-4783 plus paclitaxel experienced a statistically significant increase in progression-free survival, with a p-value of 0.035. The median progression-free survival in this analysis increased from 1.84 months for patients treated with paclitaxel alone to 3.68 months for patients treated with STA-4783 plus paclitaxel. The percentage of patients who survived and were free of tumor progression at six months more than doubled from 15% for patients treated with paclitaxel alone to 35% for patients treated with STA-4783 plus paclitaxel. The Hazard ratio for progression-free survival in this analysis was 0.5, which indicates that patients treated with STA-4783 plus paclitaxel had a 50% reduction in the risk of disease progression relative to patients treated with paclitaxel alone.

        The per-protocol population consists of only those patients who could be evaluated for efficacy as specified in the the protocol, in that they received at least one treatment with either paclitaxel or STA-4783 plus paclitaxel and completed at least one tumor assessment following the baseline measurement. Of the 81 patients who were enrolled, 77 qualified for the per-protocol population. In this per-protocol analysis, patients treated with STA-4783 plus paclitaxel also experienced a statistically significant increase in progression-free survival, with a p-value of 0.017. The median progression-free survival in this analysis increased from 1.84 months for patients treated with paclitaxel alone to 4.40 months for patients treated with STA-4783 plus paclitaxel. The percentage of patients who survived and were free of tumor progression at six months more than doubled from 15% for patients treated with paclitaxel alone to 37% for patients treated with STA-4783 plus paclitaxel. The Hazard ratio for progression-free survival in this analysis was 0.42, which indicates that patients treated with STA-4783 plus paclitaxel had a 58% reduction in the risk of disease progression relative to patients treated with paclitaxel alone.

        The objective response rate was also assessed, and in the intent-to-treat analysis, found to occur in 15.1% of patients treated with STA-4783 plus paclitaxel, versus 3.6% of patients treated with paclitaxel alone (p-value=0.153). For the per-protocol analysis, the objective response rates were 16% and 3.7% respectively (p-value=0.149). These results showed an encouraging trend but did not reach statistical significance. We were able to obtain complete progression data on only three of the nine patients that were responders in the trial, and as a result, we had insufficient data to perform an analysis on duration of response.

        The table below summarizes the median progression-free survival, the progression-free survival at six months, the Hazard ratio, and the objective response rates for the intent-to-treat and the per-protocol populations.

		STA-4783 + Paclitaxel	Paclitaxel alone	P-value(1)	Hazard ratio(2)

		N=53	N=28
Intent-to-treat	Progression-free survival:			0.035	0.50
analysis	• Median (months)	3.68	1.84
(N=81)	• At 6 months (% of patients)	35%	15%
	Objective response rate(3)	15.1%	3.6%	0.153

		N=50	N=27
Per-protocol	Progression-free survival:			0.017	0.42
analysis	• Median (months)	4.40	1.84
(N=77)	• At 6 months (% of patients)	37%	15%
	Objective response rate(3)	0.149	16%	3.7%

(1)
P-value measures the probability that the difference is due to chance alone. A p-value of less than 0.05 is considered statistically significant and unlikely to be due to chance alone.
(2)
Hazard ratio is an estimate of comparative risk between the two treatment groups. A hazard ratio of 1 can be interpreted as no decrease in risk, while a hazard ratio of 0.42 can be thought of as a 58% reduction in risk of occurrence for the event as compared to the control group.
(3)
Objective response rate is defined as the sum of complete and partial tumor response rates, as assessed by RECIST.

        The figures below show the Kaplan-Meier plots of progression-free survival in this clinical trial for (1) the intent-to-treat population and (2) the per-protocol population.

Intent-to-Treat Population (N=81)

Per-Protocol Population (N=77)

  Safety profile

        STA-4783 was well tolerated in this clinical trial. As shown in the table below, the incidence of any specific high severity adverse event, as reported by investigators, was less than 10%. We believe this compares favorably with treatments such as carboplatin that have reported substantially greater incidences of high severity adverse events. The incidence of such events that occurred in 2% or more of the patients treated with STA-4783 plus paclitaxel was as follows:

Grade 3 or Higher Adverse Events (1)(2)

	STA-4783 + Paclitaxel (N=52)	Paclitaxel (N=28)
Neutropenia	4 (7.7%)	0 (0%)
Back pain	2 (3.8%)	2 (7.1%)
Fatigue	2 (3.8%)	2 (7.1%)
Neuropathy	2 (3.8%)	1 (3.6%)

(1)
As specified in the clinical trial protocol, the patient population for evaluating safety includes only those patients who received at least one treatment with STA-4783 plus paclitaxel or paclitaxel alone. This represents 80 of the total 81 patients enrolled in the trial.

(2)
Grade refers to the National Cancer Institute's Common Terminology Criteria, or CTC, for adverse events. The CTC are based on a 5-point severity scale with the following classifications: mild=1, moderate=2, severe=3, life-threatening=4, and fatal=5, and are commonly used in cancer clinical trials.

        The adverse events seen across all severity grades in this clinical trial were typical of those expected from paclitaxel alone. The most common adverse events seen in the STA-4783 plus paclitaxel group included fatigue, alopecia, constipation, nausea, hypoaesthesia, arthralgia, insomnia, diarrhea, and anemia.

  Tests for confounding factors

        In order to determine whether any imbalances in the characteristics of the patients between the two treatment arms might have influenced the outcome of this clinical trial, we studied certain factors that might have an impact on progression-free survival. None of the potentially confounding factors we have analyzed to date have been found to have influenced the trial outcome. The factors we studied were:

  •
  Demographic characteristics. Demographic characteristics, such as age, sex, ethnicity, race, and ECOG status, were found to have been distributed evenly between the treatment groups.

  •
  Days between tumor assessment. To address a potential bias in assessment interval between treatment groups, we examined the number of days between the last tumor assessment prior to progression and progression and found this interval to be closely comparable. For the STA-4783 plus paclitaxel and paclitaxel treatment groups, the means were 55.4 days (standard deviation 14.4) and 52.8 days (standard deviation 12.2), respectively, and the medians were 56.0 and 55.5 days, respectively.

  •
  Elevated LDH levels. An elevated level of the enzyme lactate dehydrogenase, or LDH, is considered a negative predictor of outcome and correlates with shorter progression-free survival. Accordingly, a comparable distribution of patients with elevated LDH across treatment arms is important in clinical trials of metastatic melanoma. In our Phase 2b clinical trial, patients with elevated LDH levels prior to treatment were distributed evenly between treatment groups: STA-4783 plus paclitaxel (43%) and paclitaxel alone (44%).

  •
  Liver metastases. The presence of liver metastases is considered a negative predictor of outcome and correlates with shorter progression-free survival. Accordingly, a comparable distribution of patients with liver metastases is important in clinical trials of metastatic melanoma. In our trial, patients with liver metastases at baseline were also distributed evenly between treatment groups: STA-4783 plus paclitaxel (32%) and paclitaxel alone (32%).

  •
  M-class. We also studied the relationship between the nature of patients' distant metastases and progression-free survival. Within stage IV metastatic melanoma there are three classifications, or M-classes, for the nature of distant metastases: M1a, M1b, and M1c. M1a patients have metastases limited to skin and subcutaneous tissue. M1b patients have metastases to lungs. M1c patients have metastases to liver or other distant organs or have elevated LDH. In general, the higher the M-class, the more advanced the disease and the worse the prognosis. In this clinical trial, patients with different M-classes by investigator assessment were distributed as follows, with some imbalance observed at each M-class: STA-4783 plus paclitaxel and paclitaxel alone, respectively: M1a: 13%, 7%; M1b: 34%, 18%; and, M1c: 53%, 75%.

        In order to understand the impact of these prognostic factors, we performed a Cox proportional hazards regression analysis. The Cox analysis is designed to allow for a comparison of treatment arms while adjusting for different patient characteristics. For this clinical trial we tested the following characteristics, in addition to treatment with STA-4783, that are believed to be associated with an effect on the clinical outcome of progression-free survival: LDH level, presence of liver metastases, and M1 sub-class. Elevated LDH and the presence of liver metastases were found, as expected, to significantly worsen progression-free survival with p-values of <0.0001 and 0.0136, respectively. M1 stage, as assessed by investigators in this clinical trial, was not found to have an impact on progression-free survival (p-value=0.841). The treatment effect of STA-4783 on progression-free survival in the full Cox analysis, of all patients in the trial, which adjusts for the three variables above, remained statistically significant, with an adjusted hazard ratio of 0.54 and a p-value of 0.023.

  Crossover analysis

        A total of 19 patients in our Phase 2b clinical trial who were treated with paclitaxel alone elected, subsequent to disease progression, to receive treatment with STA-4783 plus paclitaxel. Of those 19 patients, known as crossover patients, complete data on time to progression subsequent to the crossover are available for 14 patients. The progression-free survival times for these 14 patients ranged from 0.72 to 5.5 months. Three of these 14 patients had progressed rapidly on paclitaxel alone, but experienced a prolonged stabilization of disease after crossing over. These three patients progressed at 0.95, 1.6, and 1.7 months on paclitaxel alone; following treatment with STA-4783 plus paclitaxel their subsequent progression occurred after 2.3 months, 5.5 months, and 4.2 months, respectively.

  Results from the lead-in, Phase 2a stage of the trial

        Our clinical trial employed a two-stage, lead-in design, with an open-label, single-arm Phase 2a stage prior to the commencement of the blinded, randomized, controlled Phase 2b stage. The objective of the Phase 2a stage was to evaluate the safety of STA-4783 plus paclitaxel and to assess whether it demonstrated sufficient activity to warrant further study. A total of 31 patients were enrolled in this stage, of which 28 were treated at the STA-4783 dose of interest (213 mg/m2). Of these 28 patients, four achieved an objective response as assessed by RECIST, and an additional 11 achieved stable disease, for a total non-progression rate of 15 out of 28 (54%). This met the pre-specified efficacy criteria, supporting the decision to proceed with enrolling the 81 additional patients for the Phase 2b stage of the trial. The addition of STA-4783 to paclitaxel was well tolerated on the weekly schedule.

  Plans for Our Phase 3 Clinical Trial

        We intend to meet with the FDA in early 2007 to review our results for STA-4783 to date and our plans for a Phase 3 clinical trial that could support the filing of a New Drug Application. We intend to initiate the Phase 3 clinical trial in 2007.

  Additional Clinical Trial Results

        We completed a Phase 1 clinical trial of STA-4783 in combination with paclitaxel in October 2004. This clinical trial, which enrolled 35 patients, was designed to assess the safety, pharmacokinetics, and efficacy of STA-4783 with paclitaxel in a broad cancer patient population. The combination of STA-4783 plus paclitaxel was well tolerated, with minimal toxicity attributed to STA-4783 at all doses tested. Partial response or stable disease was observed in several cancer types, including melanoma, ovarian, Kaposi's sarcoma, angiosarcoma, parotid gland adenocarcinoma, colorectal, pancreatic and paraganglioma. In some of these patients, their cancers had previously progressed to more advanced stages during treatment with paclitaxel alone.

        In addition to measuring safety, efficacy, and pharmaceutical properties in our Phase 1 clinical trial, we also measured biological markers of activity, including levels of circulating Hsp70 in the blood. We observed time-dependent and dose-dependent increases in levels of Hsp70 circulating in the blood of patients following administration of STA-4783 plus paclitaxel. At the most relevant therapeutic doses, following treatment with STA-4783 plus paclitaxel, every patient was observed to have substantial increases of circulating Hsp70.

        Based on the promising signs of activity and safety results we observed in our Phase 1 clinical trial, we initiated Phase 2 clinical trials in malignant melanoma, soft tissue sarcoma, and non-small cell lung cancer. Together these trials have enrolled approximately 300 patients at over 50 medical centers throughout the United States and Canada. These trials were designed to assess response rates, non-progression rates, and progression-free survival, and to further expand the safety database for STA-4783.

        We completed a Phase 2 clinical trial of STA-4783 in 84 patients with soft tissue sarcoma in 2005, the results of which were inconclusive. We designed this two-stage Phase 2 clinical trial to assess activity based on response rate and non-progression rate, or NPR. This clinical trial utilized a single-arm design. All patients received weekly treatments of the combination of paclitaxel (80 mg/m2) and STA-4783 (213 mg/m2) for three weeks, followed by one week off-treatment. These four-week cycles were repeated until the earlier of disease progression, or a minimum of four months. We enrolled patients with soft tissue sarcoma who had failed at least one prior chemotherapy treatment. In the first stage, 30 eligible patients were evaluated for objective response or disease stabilization after three months and met the predefined criteria for expansion of enrollment. Upon completion of the trial, the Kaplan-Meier estimate of NPR at three months was 35%, with a 95% confidence interval of between 24.3% and 45.8%. A recent publication by Van Glabbeke, et al., proposed a criterion of NPR at three months >=40% to suggest drug activity in this indication. Given that the observed confidence interval includes 40%, this result did not definitively establish evidence of clinical activity or lack thereof. The observed safety profile of STA-4783 plus paclitaxel was acceptable. We are in the process of analyzing these data further to assess future development plans in sarcoma.

        We completed a Phase 2 clinical trial of STA-4783 in 103 patients with non-small cell lung cancer in 2005. We designed this two-stage trial to compare the effect of a standard first-line lung cancer combination therapy, paclitaxel and carboplatin, with the effect of this same combination therapy plus STA-4783. Patients included in this study were diagnosed with either stage IIIb or stage IV non-small cell lung cancer and had not received prior chemotherapy. The objective of the first stage, open-label portion was to determine the recommended dose for the second stage. In the second stage, patients were randomly assigned either to receive STA-4783 plus paclitaxel and carboplatin, or to receive paclitaxel and carboplatin alone. Patients received one treatment of paclitaxel and carboplatin, with or without STA-4783, every three weeks. These three-week cycles were repeated until the earlier of disease progression or completion of six cycles. Efficacy was assessed using RECIST, and the primary endpoint in this clinical trial was time-to-progression. No improvement was observed in time-to-progression between STA-4783 plus paclitaxel plus carboplatin, compared to paclitaxel plus carboplatin. In comparison to patients in our Phase 2b metastatic melanoma trial, patients in this clinical trial received both a less frequent dose of STA-4783 (once every three weeks compared to once a week for three weeks), and a lower total dose of STA-4783 during each monthly cycle (266mg/m2 compared to 639mg/m2). We are considering the possibility of performing a future study of STA-4783 in non-small cell lung cancer at a more frequent dosing schedule and higher total monthly dose.

  STA-4783 Mechanism of Action

        STA-4783 is a novel, small molecule drug candidate that induces a stress response in a wide variety of cancer cell types. Among the consequences of this stress response are two changes that we believe may be important to the role of STA-4783 in tumor cell killing in combination with taxanes:

  •
  a dramatic increase in the production of Hsp70 and other heat shock and stress-related proteins, and

  •
  the alteration of certain signal transduction pathways in tumor cells.

        Treatment with STA-4783 increases the amount of Hsp70 in the cytoplasm and on the surface of tumor cells, as well as the amount of Hsp70 secreted from tumor cells. Although Hsp70 has some transient ability to protect cells under stress, a sustained stress response leads to tumor cell death via multiple mechanisms. Extracellular and cell surface Hsp70 are known to act as tumor-specific signals that attract and activate NK cells, resulting in the migration of these cells towards Hsp70-positive tumor cells and increased tumor killing activity. In addition, Hsp70 can activate dendritic cells and increase antigen presentation, leading to enhanced immune-mediated killing of tumor cells. We believe that the known effects of paclitaxel on NK cells, including inducing the secretion from NK cells of proteins called perforins, which help in tumor cell killing, may be one element of the complementary role of STA-4783 and paclitaxel in the activation of this immune cell type.

        Treatment with STA-4783 also alters certain signal transduction pathways in cells that affect cell proliferation. Paclitaxel is known to have not only anti-tumor effects but also proliferative, or pro-tumor, effects that act through certain of these pathways. We believe that another element of the complementary role of STA-4783 and paclitaxel may be that STA-4783 inhibits those pathways critical to the proliferative effects of paclitaxel.

        STA-4783 displays minimal anti-tumor activity in the preclinical animal models studied to date when administered as a single agent. In contrast, STA-4783 significantly enhances the efficacy of the taxanes paclitaxel and docetaxel in preclinical animal models of cancer. We have observed this synergy between STA-4783 and paclitaxel in a variety of different such models including breast, lung, lymphoma, colorectal, and melanoma. We have not observed, however, STA-4783 enhancement of paclitaxel activity in tumor models conducted in severely immune-compromised mice that are deficient in B cells, T cells, and NK cells. This observation supports the hypothesis that the immune system plays a role in the mechanism of action of STA-4783 plus paclitaxel.

        Preclinical safety studies showed that this increase in antitumor activity was accompanied by minimal increase in toxicity with STA-4783 in combination with taxanes.

  Additional Cancer Types for Future Clinical Development

        Based on the activity seen in a broad range of tumor models in preclinical experiments, and our understanding of the mechanism of action, which is not specific to melanoma, we believe that STA-4783 has the potential to treat many forms of cancer. We prioritize our clinical development plans based on a number of criteria, including scientific rationale and degree of unmet medical need. Based on these criteria, we believe there are several attractive opportunities for the further clinical development of STA-4783, including:

  •
  Cancers in which taxanes are used.    Based on the synergistic activity of STA-4783 and taxanes seen in our melanoma clinical trial and in our preclinical models in other cancer types, we believe other cancers in which taxanes are used may be promising opportunities. Prostate, breast, ovarian, and lung cancers are commonly treated with taxanes. In addition, taxanes have been tested in pancreatic cancer, with significant room for improvement and a high unmet need. In our Phase 2 clinical trial in non small-cell lung cancer, we studied a dosing regimen of once every three weeks; we believe a more frequent dosing schedule, with a higher total monthly drug exposure, such as we used in our melanoma trial, may warrant further exploration.

  •
  Cancers in which we have observed signs of activity of STA-4783 in our Phase 1 clinical trial.    In our Phase 1 clinical trial, partial response or disease stabilization was observed in several cancer types, including melanoma, ovarian, Kaposi's sarcoma, angiosarcoma, parotid gland adenocarcinoma, colorectal, pancreatic and paraganglioma. In particular, one patient with a history of recurrent ovarian cancer had a documented partial response to treatment with STA-4783 plus paclitaxel after having failed multiple prior chemotherapeutic regimens. This patient received a Special Protocol Exception from the FDA in order to continue on STA-4783 plus paclitaxel beyond the end of the clinical trial and received a total of eight cycles of treatment. We believe that these cancer types may warrant further exploration.

  •
  Immune-sensitive cancers.    Our preclinical results suggesting an immune-mediated component to the mechanism of action, and our positive clinical results in melanoma, a cancer type believed to be sensitive to therapies with immune-mediated mechanisms, suggest application to other cancer types considered to be immune-sensitive, such as renal cell carcinoma and cancer of the bladder.

  •
  Adjuvant treatment of earlier-stage melanoma.    Adjuvant therapy with interferon alfa-2b, an immunotherapy marketed as Intron A by Schering-Plough, is FDA-approved for use following surgical removal of melanoma to reduce the likelihood of disease recurrence. We believe the possible immune-mediated component of the mechanism of action of STA-4783 suggests a potential role in adjuvant therapy.

        We are evaluating these opportunities and expect to initiate Phase 2 clinical trials in one or more of these indications in 2007.

  New Formulations

        To date, all of our clinical trials have been conducted using the free acid form of STA-4783, which we intend to continue to use in our clinical trials planned for 2007 as well as our commercial product if STA-4783 is approved. This form is dissolved in the paclitaxel solution, diluted in a saline infusion bag and co-administered via the same infusion line. In order to use the free acid form of STA-4783 with other oncology products, including taxanes other than paclitaxel, it must be dissolved in an organic solvent, which may cause increased toxicity. We have also developed a water soluble salt form of STA-4783 that may be more easily used with other taxanes and oncology products that have a different formulation than paclitaxel. We intend to explore the use of this new salt form of STA-4783 in future clinical trials in order to expand its potential use in combination with other chemotherapies. In addition, in preclinical studies, we have observed oral bioavailability of STA-4783, and are exploring the possibilities of an oral formulation, such as a tablet or capsule.

Other Oncology Programs

  STA-9090 and Our Hsp90 Inhibitor Program

        We are using our internal chemistry and drug optimization expertise in the area of heat shock proteins to develop novel synthetic small molecule inhibitors of Hsp90 for the treatment of cancer. STA-9090 is a novel chemical entity that selectivity inhibits the activity of Hsp90. This program is currently in preclinical development.

        Hsp90 is a chaperone protein that regulates the folding, stability, and function of numerous signaling proteins that trigger uncontrolled proliferation in cancer cells. Many of the proteins that require Hsp90 for their folding and activity are kinases that regulate tumor survival, proliferation, and angiogenesis. These include well-recognized cancer targets such as Bcr-Abl, Her2, EGFR, c-Kit, c-Met, Flt3, and BRAF, which are the targets of approved anticancer drugs such as Gleevec, Herceptin, Tarceva, and Erbitux, all of which are direct inhibitors of these kinase proteins. We believe that inhibiting kinases indirectly, by disrupting the chaperone activities of Hsp90, provides two advantages: first, a means to simultaneously attack multiple cancer-promoting kinases; and, second, an ability to kill tumor cells with mutated kinases that have lost responsiveness to direct kinase inhibitors. Furthermore, since cancer cells have far greater levels of active Hsp90 than normal cells, we believe that inhibitors of Hsp90 may selectively halt proliferation of tumor cells and thereby cause cancer cell death.

        A number of companies have programs targeting inhibition of Hsp90 for the treatment of various forms of cancer. Based on results from experiments we conducted in both cell models and preclinical animal models, we believe that our lead compound, STA-9090, displays substantially higher potency than competing Hsp90 inhibitors in development. In addition to the higher potency of STA-9090 in certain cancer types, these experiments also demonstrated that STA-9090 may be active against cancer cell types for which other Hsp90 inhibitors have not shown activity. We believe these findings suggest a potential competitive advantage for STA-9090 in treating those cancers.

        To our knowledge, the Hsp90 inhibitors that are furthest along in clinical development are 17-AAG, or tanespimycin, and 17-DMAG, or alvespimycin. These compounds are being developed by Kosan for several cancer types including multiple myeloma, breast cancer, and melanoma. Both of these compounds are derivatives of the natural product, geldanamycin, and have been observed to have certain serious side effects, including liver toxicities. In contrast, STA-9090 is a novel small molecule compound that is not a geldanamycin derivative or analog. In addition, while 17-AAG and 17-DMAG have complex routes of synthesis, STA-9090 has a relatively simple route of synthesis.

        In the figures below we illustrate what we believe are the two key potential advantages of our Hsp90 inhibitor, STA-9090: improved potency and the activity against cancers that have developed resistance to kinase inhibitors.

        Improved potency.    One of the several kinases that we have observed in preclinical testing to be more sensitive to STA-9090 than to other Hsp90 inhibitors is c-Kit. c-Kit plays a critical role in two cancer types: gastro-intestinal stromal tumors, or GIST, and acute myelogenous leukemia, or AML. The c-Kit gene is often mutated in cancers and can drive uncontrolled cancer cell proliferation. Inhibition of Hsp90 leads to the degradation and loss of c-Kit. In preclinical testing we have found that STA-9090 is more effective in causing the loss of c-Kit relative to other Hsp90 inhibitors such as 17-AAG and 17-DMAG. This loss of c-Kit leads to the death of those cancer types that depend upon c-Kit for their growth and survival. The figure below shows the result of an in vitro experiment we conducted comparing the activity of STA-9090 against human AML tumor cells with the two leading Hsp90 inhibitors, 17-AAG and 17-DMAG, and with the Bcr-Abl and c-Kit kinase inhibitor Gleevec. This figure shows that STA-9090 was 25-fold to 170-fold more effective in tumor cell killing than these other agents in this experiment, as measured by the IC50 (the dose that killed 50% of tumor cells).

        Activity against cancers that develop resistance to kinase inhibitors.    In patients who are treated for cancers with kinase inhibitors such as Gleevec, an initial period of responding to treatment can be followed by a relapse, in which the disease rapidly worsens and no longer responds to further treatment with that kinase inhibitor. This relapse is believed to be due to the appearance of new mutations in the target kinase. In contrast to direct kinase inhibitors, STA-9090 is an indirect kinase inhibitor that acts by inhibiting Hsp90 rather than the kinases themselves. STA-9090 therefore has the potential to be effective in inhibiting both the original and the mutant kinases. The figure below illustrates this point. In an in vitro experiment, a tumor cell line with a Gleevec-resistant mutation in c-Kit is no longer killed by Gleevec. In contrast, STA-9090 demonstrates potent killing of these cells. This figure also shows that STA-9090 is substantially more potent than the competing Hsp90 inhibitors, 17-AAG or 17-DMAG, in this model, as with the previous model.

        In addition to the activity shown in cancer cells in the figures above, we have shown that STA-9090 is more potent than 17-AAG in a range of additional cancer cell models as well as in multiple preclinical animal models of human cancer types including lung, prostate carcinoma, breast, gastric, melanoma, lymphoma, multiple myeloma, acute myelogenous leukemia, and chronic myeloid leukemia.

        We believe that our preclinical data suggest the potential for using STA-9090 to treat patients whose cancers have relapsed following treatment with small molecule kinase inhibitors such as Gleevec or Tarceva. In addition, we believe that knowledge of which cancer-causing proteins are most susceptible to treatment with STA-9090 will help us to focus our clinical development on cancer types most likely to respond to treatment with our drug candidate.

  STA-9584—Our Vascular Disrupting Agent

        STA-9584 is a novel anticancer agent with a dual mechanism of action: STA-9584 disrupts the vessels feeding tumors, which can choke off the supply of oxygen and nutrients, and, in addition, STA-9584 directly causes tumor cell death by inhibiting microtubules, which are cellular structures that play an important role in cell division and proliferation. STA-9584, has demonstrated strong activity in a range of animal models of human tumors, including prostate, lung, breast, melanoma, and lymphoma. This program is in preclinical development.

        Because rapidly growing cancer cells have a high demand for oxygen and nutrients, tumors cause new blood vessels to grow in order to supply those needs. Those new vessels differ from normal blood vessels in that they are fragile and weak, forming disorganized and tortuous networks. We believe that drugs that disrupt tumor vessels, or tumor vasculature, could therefore starve tumor cells of oxygen and nutrients, leading to the rapid death of these cells, including tumor cells resistant to other therapies. Vascular disruption contrasts with anti-angiogenic approaches, such as the proposed mechanism of action of approved cancer drugs such as Avastin, which inhibit the growth of new tumor blood vessels but are not believed to affect established tumor vasculature.

        To our knowledge, of the drug candidates in the category of vascular disrupting agents, combrestatin is one of the furthest along in development. We believe the dual mechanism of action of STA-9584 represents an important difference from combretastatin, in that STA-9584 both disrupts tumor vasculature and directly kills tumor cells through inhibiting microtubules. Consistent with this dual mechanism, we have observed in our preclinical models that STA-9584 causes tumor cell death throughout the tumor, both at the tumor core and rim, whereas vascular disrupting agents such as combretastatin cause tumor cell death primarily at the core of tumors, where the demand for oxygen and nutrients is most pronounced.

        We believe the high potency of STA-9584 and acceptable therapeutic index in our preclinical models makes this compound a promising candidate for treatment of a wide range of solid-tumor cancers. An example of the potency of STA-9584 is shown in the figure below, in which STA-9584 leads to complete tumor elimination in a preclinical model of prostate cancer. In this preclinical study, PC-3 human prostate cancer cells were implanted subcutaneously into nude mice. Once tumors reached over 100 mm3 in size, mice were treated with a placebo control or STA-9584 by intravenous injection once per week. Three doses of STA-9584 caused the regression of tumors.

Inflammatory Disease Programs

        We have the following two inflammatory disease programs in development:

  •
  Apilimod (STA-5326). Apilimod is our novel, orally administered, small molecule drug candidate that inhibits the production of the cytokines interleukin-12, or IL-12, and interleukin-23, or IL-23, which are believed to be important regulators of the biological processes underlying certain autoimmune and inflammatory diseases. We are currently conducting a Phase 2a clinical trial in patients with rheumatoid arthritis and sponsoring a Phase 2a clinical trial in patients with CVID. We expect to report results from both of these trials in 2007.

  •
  CRAC ion channel inhibitors. We are developing inhibitors of calcium release-activated calcium, or CRAC, ion channels expressed on immune cells, for the treatment of autoimmune diseases, transplant rejection, asthma, and allergy. We have discovered a family of novel, small molecule, orally administered CRAC ion channel inhibitors that are both selective and highly potent.

  Inflammatory Disease Background

        Inflammatory diseases are typically caused by aberrant activity of the immune system. The immune system normally protects the body from injury and infection, but in autoimmune diseases it attacks and damages the body's own tissues. Major autoimmune diseases include rheumatoid arthritis, psoriasis, Crohn's disease, and multiple sclerosis. Together, these diseases afflict over seven million people in the United States and over 21 million people worldwide.

        Despite the availability of numerous therapeutic options for these diseases, inflammatory diseases remain major causes of impairment of daily activities, reduced quality of life, significant disability, and sometimes death. Current therapeutic treatments for chronic inflammatory diseases have the potential to cause musculo-skeletal, endocrinologic, neurologic, and metabolic side effects, which can limit their long-term use. The limitations of conventional treatments, together with a growing understanding of the pathogenesis of inflammatory diseases, have stimulated significant interest in the development of targeted immune modulators for the management of chronic inflammatory diseases.

  Apilimod (STA-5326) and Our Oral IL-12/23 Inhibitor Program

        We believe we have discovered the first oral, small molecule, selective inhibitors of the cytokines IL-12 and IL-23. We have conducted or sponsored eleven Phase 1 and Phase 2 clinical trials with our lead compound, apilimod, also designated STA-5326, or its salt form, apilimod mesylate, also designated STA-5326m. To our knowledge, there are no other oral, selective IL-12 and IL-23 inhibitor drug candidates from other companies currently in clinical development. Although our clinical trials in psoriasis and Crohn's disease did not achieve their primary endpoints, we have ongoing Phase 2a clinical trials of apilimod for rheumatoid arthritis and CVID, and we continue to believe that oral small molecules targeting IL-12 and IL-23 represent a promising therapeutic approach. We may continue to pursue this program with new generations of compounds.

        The IL-12 cytokine is an important "master switch" that triggers the immune response of the T cell known as T helper type 1, or TH1. T cells play a critical role in the coordination of the body's immune response, and while TH1 cells are normally involved in the body's defense against intracellular attack by bacteria and other micro-organisms, an overactive TH1 response can lead to various autoimmune or inflammatory diseases including Crohn's disease, psoriasis, rheumatoid arthritis, multiple sclerosis, and CVID. The IL-23 cytokine is critical to the generation of the T cells which produce other pro-inflammatory proteins believed to be important to maintaining the immune response. We believe that the Phase 2 clinical trial results observed with anti-IL-12/23 antibody therapies validate the inhibition of IL-12/23 activity as a promising approach for the treatment of inflammatory and autoimmune diseases.

  Rheumatoid arthritis

        Rheumatoid arthritis is a chronic autoimmune disease that is primarily characterized by joint synovial inflammation that can lead to long-term joint damage, chronic pain, loss of function and disability. Over two million people suffer from the disease in the United States. We are currently conducting a randomized, placebo-controlled Phase 2a clinical trial of apilimod in rheumatoid arthritis patients with moderate to severe disease. All patients in this clinical trial are to be treated with methotrexate, a commonly used drug to treat rheumatoid arthritis, in addition to receiving either apilimod or placebo. The primary endpoint of this trial is based on an assessment of markers of inflammation in joint tissue after four to eight weeks of treatment. We believe that tissue assessments will provide an objective measure that will allow conclusions regarding potential efficacy to be based on a smaller number of patients. We plan to enroll approximately 20 patients and expect results from this trial to be available in 2007.

  Common variable immunodeficiency

        CVID is a disease characterized by the defective production of antibodies, which exposes patients to increased risk of life-threatening infections and, in some patients, autoimmune conditions and gastrointestinal diseases. In addition, CVID patients are at increased risk of cancer and inflammatory conditions. The incidence of CVID is poorly understood and is estimated to be between 1:25,000 and 1:66,000, with the highest incidence seen in Caucasian and European populations. More than 10% of CVID patients experience gastrointestinal manifestations that are believed to be associated with high levels of IL-12 expression in the digestive tract. In collaboration with the National Institutes of Health, we initiated an exploratory open-label Phase 2a clinical trial of apilimod in up to five CVID patients with gastrointestinal manifestations. This study is designed to assess changes in clinical symptoms, changes in objective measures of disease activity, including tests for malabsorption, and changes in biopsy samples of the gastrointestinal tract, including measurements of IL-12 production in the gut, before and after treatment with apilimod. We expect results from this trial to be available in 2007.

  Psoriasis

        Psoriasis is a chronic, inflammatory skin disorder that is characterized by thickened, red areas of skin that are covered with scales. The area of skin affected can range from discrete, localized patches, to extensive areas of the body. The joints, nails, and mucous membranes may also be affected by the disease. Chronic plaque psoriasis is the most common form of psoriasis. This disease involves the formation of plaques, which are circular-to-oval, elevated, and often scaly skin lesions that contain swollen blood vessels and infiltrating immune cells. Affected areas are characterized by itching, swelling, and pain, all of which can impair daily activities and sleep.

        We conducted two complementary Phase 2 clinical trials of apilimod for the treatment of moderate to severe chronic plaque psoriasis. In each of these trials patients were treated for 12 consecutive weeks. One psoriasis trial was an open-label Phase 2a clinical trial designed to assess the biological response to apilimod through histological studies of skin biopsies. While the data showed signs of activity, as assessed both histologically and clinically, strong clinical benefit was not demonstrated. Another psoriasis trial was a double-blind, randomized, placebo-controlled, multicenter Phase 2b clinical trial of 212 patients. Despite observing a difference between apilimod and placebo, the primary endpoint of the trial was not achieved, and the magnitude of clinical benefit did not warrant advancement into Phase 3 clinical trials at the doses and with the formulation tested. We are exploring whether inadequate distribution of apilimod to the skin could underlie the insufficient clinical benefit observed in these clinical trials and are developing a topical formulation of apilimod to test this hypothesis.

  Crohn's disease

        Crohn's disease is a chronic inflammatory bowel disease characterized by inflammation at points throughout the length of the gastrointestinal, or digestive, tract. Symptoms can be severe and include abdominal pain, frequent diarrhea and intestinal bleeding. In addition, patients with Crohn's disease may experience malnutrition and an increased risk of colorectal cancer.

        We initiated three Phase 2 clinical trials in moderate-to-severe Crohn's disease: a 73-patient Phase 2a clinical trial, a planned 282-patient Phase 2b clinical trial and a planned 12-patient biomarker trial. The Phase 2a clinical trial was an open-label, dose-escalating study to assess the safety, pharmacokinetics, and efficacy of apilimod. In this trial, a capsule formulation containing the free base form of apilimod was studied. Promising signs of activity were observed. In the Phase 2b study, we switched formulation to a tablet containing the mesylate form of apilimod. This Phase 2b study was a double-blind, randomized, placebo-controlled, multicenter clinical trial with two treatment arms and one placebo arm. As specified in the protocol, an interim analysis was performed after half the patients expected to be enrolled in the trial had completed treatment. This analysis indicated a low likelihood of achieving the primary endpoint in the trial, and thus, the Phase 2b and biomarker trials were terminated at that point.

        We are currently exploring whether the change in formulation and drug form, from the free base capsule form used in the Phase 2a study to the mesylate tablet form used in the Phase 2b study, could underlie the lower response rates observed in the Phase 2b study, or whether the Phase 2a response rates were contaminated with substantial placebo effect bias. We have initiated work on the next-generation of IL-12/23 inhibitors, which we believe may have improved pharmaceutical properties.

  CRAC Ion Channel Inhibitors

        Ion channels have proven to be very attractive targets for small molecule drug development. Examples of successful ion channel modulating drugs include Norvasc, which is marketed by Pfizer for the treatment of hypertension, and Ambien, which is marketed by Sanofi-Aventis for the treatment of insomnia. Ion channel modulators developed to date target channels on excitable cells, which are cells that transmit electrical signals, such as muscle cells and nerve cells, and have been primarily developed for treating cardiac or central nervous system conditions. While ion channels in excitable cells are involved in the electrical signaling of those cells, ion channels are also known to play an important role in the signaling pathways and function of certain non-excitable cell types, such as immune cells.

        We are developing small molecule inhibitors of calcium release-activated calcium, or CRAC, ion channels expressed on immune cells. The CRAC ion channel is the primary route for calcium entry into T cells and mast cells. Calcium entry regulates multiple immune cell processes, including T cell proliferation and cytokine secretion, which are important for initiating and sustaining an inflammatory immune response. The relevance of inhibiting this biological pathway has been validated by the clinical and market success of the calcineurin inhibitors, cyclosporin and tacrolimus, in treating autoimmune diseases and transplant rejection. The calcineurin inhibitors, however, act on both immune and non-immune cell types and have substantial toxicities. By more selectively inhibiting the same biological pathway, therapies that inhibit CRAC ion channels offer the potential of modulating the immune system with fewer toxicities. Such therapies may hold promise for treating immune disorders such as rheumatoid arthritis, psoriasis, multiple sclerosis, transplant rejection, allergy, or asthma.

        We have discovered a family of novel, small molecule, orally administered CRAC ion channel inhibitors that are both selective and highly potent. We have demonstrated in preclinical experiments that these compounds inhibit the production by immune cells of multiple critical pro-inflammatory cytokines, such as TNFa and IL-2, which are critical to immune disorders such as rheumatoid arthritis and transplant rejection. We have also demonstrated that some of these compounds inhibit mast cell degranulation and the release of histamines, which is believed to be important for the treatment of allergy and asthma. We have shown that our compounds are effective in multiple animal models of immune diseases, including models of arthritis. This program is in the lead optimization stage of preclinical development.

Our Drug Discovery Capabilities

        Our drug discovery approach is based on the close integration and rapid cycle times among our chemistry, biology, and pharmaceutical development groups. Drug candidates are typically identified using novel chemical structures from our chemical compound library in cell-based assays that are designed to preserve the complexity of biological signaling. Early in vivo testing and a rapid optimization process allow us to generate a high number of promising leads from our screening hits, improve the profiles of our compounds, and, in some cases, discover novel pathways or mechanisms of action with the potential to define entirely new categories of treatment.

        Our approach integrates the following capabilities and resources:

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  Unique chemical compound library.  Our chemical library contains over 100,000 small molecules and numerous plant extracts collected from universities, non-profit institutions, other organizations, and commercial sources. Many of our compounds are proprietary and not available from commercial sources. This library represents a diverse and distinct set of chemical structures that was not generated using combinatorial chemistry and continues to be a valuable source of lead compounds for drug discovery. We are continuing our compound collection efforts. In addition, for each of our discovery programs we build focused libraries dedicated to particular drug targets. We have the three-dimensional structure of most of our compounds, allowing us to use computer-based, or in silico, screening to identify new drug candidates.

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  Broad set of screening assays.  We have high throughput screening capabilities linked to our chemical library that facilitate the rapid identification of new drug candidates. We have developed a wide variety of biochemical and cell-based in vitro assays designed to identify promising compounds for treating cancer, immune disorders and other diseases, which form the basis of our initial screening efforts. In addition to assays for identifying new compounds, we have also developed assays we use for early optimization of safety and pharmacokinetic properties.

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  Robust in vivo testing capabilities.  We have substantial in vivo testing facilities that we use for evaluating the safety, efficacy, and pharmaceutical properties of our compounds, including absorption, distribution, metabolism, excretion, and toxicology properties. These facilities are equipped for detailed experimental measurements and surgical tasks, such as the rodent microsurgery we use for sophisticated toxicology assessments. We have experience with a wide range of animal models of disease, including multiple models in cancer, inflammatory diseases and metabolic diseases. We believe the ability to complete early testing of compounds in vivo, internally and without dependencies on third parties, is a valuable advantage in our ability to rapidly optimize the pharmaceutical properties of our most promising compounds.

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  Multi-functional chemistry capabilities.  We possess a full range of chemistry capabilities, including medicinal chemistry, analytical chemistry, physical chemistry, process development and computational chemistry. Our approach to medicinal chemistry applies the rigorous exploration of permutations of biologically active molecular components to optimize lead compounds. Our in-house process development capability of characterizing and specifying manufacturing processes for our compounds allows us to reduce dependencies on third parties and is an important advantage in our ability to successfully commercialize our drug candidates.

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  Methods for novel target elucidation and validation.  Our scientists use expression profiling, RNA interference, affinity purification, proteomics, electrophysiology, and other methods to identify the therapeutic intervention points of novel, promising compounds.

Our Business Strategy

        Our mission is to extend and enhance the lives of patients by discovering, developing, and commercializing novel pharmaceutical products for treating severe medical conditions. The key elements of our strategy are to:

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  Maximize the value and commercial potential of our lead drug candidate, STA-4783.  Our plans to maximize the potential of STA-4783 include: (1) initiating a pivotal, Phase 3 clinical trial in metastatic melanoma in 2007; (2) initiating Phase 2 clinical trials in additional cancer indications in 2007; (3) developing new forms or formulations that may allow for increased market penetration and ease of use; and (4) using our discovery capabilities to continue to identify new potential uses, develop follow-on compounds, and strengthen our intellectual property position.

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  Advance the development of our four other pipeline programs.  We intend to continue to advance the research and development efforts for our pipeline drug programs, apilimod, STA-9090, STA-9584, and our CRAC ion channel inhibitor program by: (1) advancing these programs through a robust series of exploratory clinical trials; (2) improving our understanding of the underlying science behind these compounds and their impact on the target diseases, in order to enhance our ability to identify those patients most likely to benefit; and (3) using our discovery capabilities to identify new potential uses, develop follow-on compounds, and strengthen our intellectual property position.

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  Build a commercial infrastructure for specialty markets.  Our drug candidates target markets primarily treated by specialist physicians. If approved by regulatory agencies, our lead drug candidate STA-4783 will be prescribed in the United States primarily by oncologists, allowing us to market STA-4783 with a relatively small specialty sales force and to use less costly, more focused marketing campaigns. An oncology-focused specialty market commercial infrastructure may allow us to retain greater financial returns from, and preserve control of, our lead drug candidate and any subsequent anti-cancer products we develop.

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  Partner selectively with pharmaceutical companies to enhance the overall value of our programs.  At present we have retained worldwide rights to all of our drug candidates in all geographic markets and in all therapeutic indications. For certain drug candidates, we may in the future establish collaborations with other pharmaceutical companies in order to enhance the overall value of those programs through increased scientific and commercial resources and capabilities.

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  Continue to use our drug discovery assets and capabilities to generate novel small molecule drug candidates for severe medical conditions.  All of our current drug candidates were discovered and developed internally. We believe that our proprietary chemical compound library and our experience and expertise in identifying and developing promising new chemical compounds are valuable competitive advantages. We also believe that small molecule therapies have certain cost and convenience advantages, and that specialty therapeutic markets have certain commercial advantages, which represent attractive opportunities. We therefore intend to continue to invest in our drug discovery platform and expand our pipeline of drug candidates that have distinct mechanisms of action and novel chemical structures.

Manufacturing

        Our drug candidates and preclinical compounds are small molecules that can be readily synthesized by processes that we have developed. Utilizing our medicinal chemistry and process development capabilities, we have developed manufacturing processes to produce the active pharmaceutical ingredients, or API, for our drug candidates. We also have the internal capability to synthesize small molecule compounds in quantities of up to several hundred grams for use in our preclinical studies, including proof-of-concept studies in animal models, early pharmacokinetic assays, initial toxicology studies, and formulation development. We currently contract with third parties for the synthesis of all materials used in our clinical trials and rely on third party manufacturers for the supply of our drug candidates in bulk quantities and for the production of suitable dosage forms.

        The starting materials and reagents required for synthesizing our drug candidates and preclinical compounds are commercially available from multiple sources. We have established a quality control and quality assurance program, including a set of standard operating procedures, analytical methods, and specifications, designed to ensure that our drug candidates are manufactured in accordance with the FDA's current Good Manufacturing Practices, or cGMP, and other applicable domestic and foreign regulations. We have selected manufacturers that we believe comply with cGMP and other applicable regulatory standards. We do not currently expect to manufacture cGMP material internally for our clinical trials nor undertake the commercial scale manufacture of our drug candidates after approval. We are discussing with our current suppliers and other third party manufacturers the long-term supply and manufacture of these and other drug candidates we may develop.

  STA-4783

        We are currently working with two contract manufacturers to produce STA-4783 in its free acid form, which is the active pharmaceutical ingredient, or API, that will be used in the Phase 3 clinical trial of STA-4783 for metastatic melanoma and any Phase 2 clinical trials we may initiate in other cancer indications in 2007. We intend to use one of these manufacturers as the primary supplier of STA-4783 API and the other as a backup manufacturer for the clinical trials initiated in 2007 and potentially, for commercial supply in the future. We have contracts with each of these manufacturers to produce STA-4783 API in quantities we believe will be sufficient for our current clinical trial needs, but to date, these manufacturers have only produced pilot batches of STA-4783, and there can be no assurances that they will be able to produce STA-4783 API in the quantities and to the specifications needed for our clinical trials. If the primary manufacturer we choose to provide STA-4783 API should become unavailable to us for any reason, we believe the backup manufacturer will be able to provide us with sufficient STA-4783 API with little or no delays in our trials. If both of these manufacturers should become unavailable, we believe that there are a number of potential replacements, as our processes are not technically complex nor manufacturer-specific. However, we may incur some added cost and delay in identifying or qualifying such replacements, including delays associated with transferring the process to the new manufacturer and conducting manufacturing runs. We do not currently have a contract with any manufacturer for commercial supply of STA-4783 API.

        We intend to use a single manufacturer for the preparation of STA-4783 drug product. This preparation involves highly specialized processing, including the automated filling of vials with STA-4783 API under sterile conditions. We believe that our selected manufacturer may be one of a limited number of third party contract manufacturers currently capable of conducting this process on our behalf. To date, this third-party manufacturer has verbally agreed and provided a term sheet to meet our manufacturing requirements for the planned Phase 3 clinical trial of STA-4783 for metastatic melanoma and additional Phase 2 trials of STA-4783 for other cancer indications in 2007. Although we are currently in discussions with this manufacturer regarding a contract for the supply of STA-4783 drug product for clinical trials and potentially, for commercial supply, there can be no assurances that we will be able to enter into a contract with this or another manufacturer on acceptable terms, if at all.

        It is our intention to have an adequate inventory of STA-4783 drug product to complete our planned Phase 3 clinical trial for metastatic melanoma and any Phase 2 trials in additional cancer indications, prior to beginning any such trial.

Sales and Marketing

        We currently have no marketing, sales or distribution capabilities. In order to commercialize any of our drug candidates, we must develop these capabilities internally or through collaboration with third parties. In selected therapeutic areas where we feel that any approved products can be commercialized by a specialty sales force that calls on a limited and focused group of physicians, we currently plan to commercialize these drug candidates. In therapeutic areas that require a large sales force selling to a large and diverse prescribing population, we currently plan to partner our drug candidates for commercialization.

        Our plan is to retain commercial rights to our lead oncology drug candidate, STA-4783, in North America either exclusively or through a co-development and/or co-promotion arrangement with a larger company. While the primary diagnosing physicians for melanoma are dermatologists and primary care physicians, care of patients with metastatic melanoma is referred to oncologists, surgical oncologists and dermatological oncologists. In the United States, oncology is a highly concentrated specialty, with approximately 650 community cancer programs and oncology private practices and approximately 9,000 oncologists in private practice. We believe this concentration of target physicians can be effectively addressed by a small focused sales force. Companies with comparable products target oncologists with sales forces of approximately 70 to 100 sales representatives. As we obtain additional label indications for STA-4783 in other types of cancer, we may choose to increase our sales force size to promote these new uses. Due to their concentrated and focused nature, specialty target audiences may be reached with more focused and cost-effective marketing campaigns. Outside North America, we may choose to license rights to STA-4783 to a strategic partner.

        We intend to build the commercial infrastructure necessary to bring STA-4783 to market alone or in collaboration with a co-development and/or co-promotion partner. In addition to a specialty sales force, sales management, internal sales support, and an internal marketing group, we will need to establish capabilities to manage key accounts, such as managed care organizations, group purchasing organizations, specialty pharmacies, and government accounts including Veterans Affairs and the Department of Defense. We will also use this key account group to obtain reimbursement and to gain formulary approval for our drugs. We may choose to employ medical sales liaisons personnel to support the product.

Competition

        The development and commercialization of new drugs is highly competitive. We will face competition with respect to all drug candidates we may develop or commercialize in the future from pharmaceutical and biotechnology companies worldwide. The key competitive factors affecting the success of any approved product will be its efficacy, safety profile, price, method of administration and level of promotional activity. The efficacy and safety profile of our drug candidates relative to competitors will depend upon the results of our clinical trials and experience with the approved product in the commercial marketplace.

        STA-4783.    If approved, STA-4783 may compete with:

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  Drugs that are approved by the FDA for the treatment of metastatic melanoma. Currently, in the United States, there are only two drugs approved for the treatment of metastatic melanoma: dacarbazine/DTIC and the injectable protein interleukin 2, or IL-2. In addition, interferon alfa-2b, also an injectable protein, is the only drug approved for use as an adjuvant to surgery to prevent relapse of melanoma;

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  Drugs that are not approved for the treatment of metastatic melanoma, but are used "off-label" to treat the disease, including taxanes, temozolomide, vincristine, carmustine, melphalan, and platinum-chemotherapeutics, such as cisplatin and carboplatin; and

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  Compounds in development for metastatic melanoma. Compounds in clinical development may be grouped into five categories: (1) the kinase inhibitors such as Nexavar, being developed by Bayer and Onyx, Sutent, being developed by Pfizer, and ispinesib, being developed by Cytokinetics and GlaxoSmithKline; (2) the anti-CTLA-4 monoclonal antibodies, ipilimumab and ticilimumab; (3) the anti-integrin volociximab; (4) cancer vaccines such as M-Vax and MDX-1379; and (5) derivatives, analogs, or reformulations of known chemotherapies, such as Abraxane, or other chemotherapies.

        Apilimod.    If approved, apilimod is expected to compete against the currently approved therapies for the treatment of chronic inflammatory diseases, including:

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  large-molecule, injectable TNFa-antagonists, including: Remicade, marketed by Johnson & Johnson; Enbrel, marketed by Amgen and Wyeth Pharmaceuticals; and Humira, marketed by Abbott Laboratories; and

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  broadly immunosuppressive small molecule agents including corticosteroids and azathioprine.

        Apilimod may also compete with CNTO-1275 and ABT-874, two injectable antibody-based clinical candidates targeting IL-12 currently in clinical trials that are being developed by Johnson & Johnson and Abbott Laboratories, respectively. We expect that as an oral, small molecule drug, apilimod may prove competitive relative to current and future biologic therapies in manufacturing costs and convenience of administration. We are not aware of any orally administered, selective inhibitors of IL-12 production in clinical trials. Other novel, oral agents in development for inflammatory diseases represent potential competition to apilimod. These include chemokine inhibitors, oral fumarates, and calcineurin inhibitors.

        STA-9090.    If approved, STA-9090 may compete against the currently approved therapies for the treatment of cancers and other cancer treatments currently under development. In particular, STA-9090 may compete with 17-AAG, being developed by Kosan, and other agents that inhibit Hsp90, including Hsp90 inhibitors from Medimmune/Infinity, BiogenIdec, and Novartis/Vernalis.

        STA-9584.    If approved, STA-9584 may compete with the currently approved therapies for the treatment of cancers, and other cancer treatments currently under development, including other vascular disrupting agents, such as ABT-751, being developed by Abbott; AS1404, being developed by Antisoma; CA4P, being developed by Oxigene; EXEL-0999, being developed by Exelixis; and ZD6126, being developed by Angiogene.

        Many of our potential competitors have substantially greater financial, technical, and personnel resources than us. In addition, many of these competitors have significantly greater commercial infrastructures. Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery, development and commercialization to:

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  discover and develop medicines that are superior to other products in the market;

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  attract high-quality scientific, product development, and commercial personnel;

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  obtain patent and/or proprietary protection for our medicines and technologies;

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  obtain required regulatory approvals;

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  selectively commercialize certain drug candidates in indications treated by specialist physicians; and

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  selectively partner with pharmaceutical companies in the development and commercialization of certain drug candidates.

Patents and Proprietary Rights

        Our success depends in part on our ability to obtain and maintain proprietary protection for our drug candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain our proprietary position.

        As of November 17, 2006, our patent portfolio had a total of 494 patents and patent applications worldwide, including specific patent filings with claims to the composition-of-matter and methods of use of our two clinical stage compounds. We own or have exclusively licensed a total of 23 issued U.S. patents and 112 U.S. patent applications, as well as 359 foreign counterparts to these patents and patent applications. With respect to STA-4783, we have two issued U.S. patents that claim the chemical structure of STA-4783 that expire no earlier than 2022. Both of these issued U.S. patents also claim related chemical structures, pharmaceutical compositions, and methods for treating a subject with cancer. In addition, we have filed several U.S. patent applications that have the potential to extend the patent life of STA-4783, including U.S. patent applications claiming aspects of the treatment regimen for metastatic melanoma which, if issued, would expire no earlier than 2026. We have also filed a U.S. patent application claiming the salt form of STA-4783 which, if issued, would expire no earlier than 2025.

        With respect to apilimod, we have two issued U.S. patents that claim the chemical structure of apilimod and methods for treating specific disorders using apilimod, respectively. These patents expire no earlier than 2021.

        We have pending U.S. applications covering compositions-of-matter, methods of treatment and other aspects of our preclinical- and research-stage programs, including STA-9090, STA-9584 and our CRAC ion channel program. The patent term of our U.S. patents may be extended under applicable law or regulations, such as the Patent Term Restoration Act. Counterpart filings to these patents and patent applications have been made in a number of other jurisdictions, including Europe and Japan.

        We have also in-licensed various technologies to complement our ongoing clinical and research programs. These licenses generally extend for the term of the related patent and contain customary royalty, termination, and other provisions. We have license agreements with Beth Israel Deaconess Medical Center and The Queen's Medical Center, Inc. that provide us with the exclusive commercial right to certain patent filings made by Beth Israel and Queen's Medical in the field of ion channels. We also have an exclusive license with Dana-Farber Cancer Institute for certain patent applications relating to rare event detection, such as circulating cancer cell detection. We do not believe that these license agreements are currently material to our business. We have exclusive license rights to a patent application filed by Dana-Farber covering combinations of ingredients that could potentially cover our STA-4783/taxane combination therapy, should such patent claims issue. We would owe nominal royalty payments to Dana-Farber if any of the claims which ultimately issue under the Dana-Farber patent application or that are pending in such application cover our commercial product. We also have a non-exclusive license to a U.S. patent assigned to Columbia University that could potentially cover a possible aspect of the STA-4783 mechanism. This license is not royalty bearing unless we include specific mechanism language on the label of any approved product, in which case a nominal royalty would be owed.

Government Regulation and Product Approval

        Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our drugs must be approved by the FDA through the new drug application, or NDA process before they may be legally marketed in the United States.

  United States Government Regulation

  NDA approval processes

        In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, FDCA, and implementing regulations. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include:

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  the FDA's refusal to approve pending applications;

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  license suspension or revocation;

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  withdrawal of an approval;

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  a clinical hold;

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  warning letters;

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  product recalls;

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  product seizures;

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  total or partial suspension of production or distribution; or

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  injunctions, fines, civil penalties or criminal prosecution.

Any agency or judicial enforcement action could have a material adverse effect on us. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

        The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory tests according to Good Laboratory Practices;

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  submission of an IND, which must become effective before human clinical trials may begin;

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  performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

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  submission to the FDA of a NDA;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity; and

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  FDA review and approval of the NDA.

        Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical or nonclinical testing may continue even after the IND is submitted. In addition to including the results of the preclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, specifically places the sponsor on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

        All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Each new clinical protocol must be submitted to the FDA as part of the IND. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

        Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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  Phase 1. The drug is initially introduced into healthy human subjects or patients with the disease and tested for safety, dosage tolerance, pharmacokinetics, pharmacodynamics, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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  Phase 2. Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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  Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

        Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or an IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk.

        During the development of a new drug, sponsors are given an opportunity to meet with the FDA at certain points. These points are prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support approval of the new drug. If a Phase 2 clinical trial is the subject of discussion at an end of Phase 2 meeting with the FDA, a sponsor may be able to request a special protocol assessment, or SPA, the purpose of which is to reach agreement with the FDA on the design and size of the Phase 3 clinical trial. If such an agreement is reached, it will be documented and made part of the administrative record. This agreement may not be changed by the sponsor or the FDA after the trial begins, except (1) with the written agreement of the sponsor and the FDA or (2) if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

        Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and the manufacturer must develop methods for testing the quality, purity and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life.

        The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, results of chemical studies and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted before it accepts them for filing. It may request additional information rather than accept a NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

        Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product's identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

        Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory authorities typically takes at least several years and the actual time required may vary substantially, based upon, among other things, the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial application of the product. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any drug candidate could substantially harm our business and cause our stock price to drop significantly. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

  Expedited review and approval

        The FDA has various programs, including Fast Track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis of surrogate endpoints. Even if a drug qualifies for one or more of these programs, we cannot be sure that the FDA will not later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that may be eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Although Fast Track and priority review do not affect the standards for approval, FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Drugs that receive an accelerated approval may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials. We have applied for and received Fast Track designation from the FDA for STA-4783 for the treatment of metastatic melanoma. However, we cannot assure you that this will mean that STA-4783 will be reviewed or approved more expeditiously than would otherwise have been the case.

  Orphan drug designation

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than

200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

        If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our drug candidate is determined to be contained within the competitor's product for the same indication or disease.

        We intend to file for orphan drug designation for STA-4783 for the treatment of stage IV metastatic melanoma and potentially for other indications for STA-4783 and for other drug candidates that meet the criteria for orphan designation. We may not be awarded orphan exclusivity for STA-4783 or any of our other drug candidates or indications. In addition, obtaining FDA approval to market a product with orphan drug exclusivity may not provide us with a material commercial advantage.

  Pediatric exclusivity

        The FDA Modernization Act of 1997 included a pediatric exclusivity provision that was extended by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity is designed to provide an incentive to manufacturers for conducting research about the safety of their products in children. Pediatric exclusivity, if granted, provides an additional six months of market exclusivity in the United States for new or currently marketed drugs. Under Section 505A of the FDCA, six months of market exclusivity may be granted in exchange for the voluntary completion of pediatric studies in accordance with an FDA-issued "Written Request." The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

        We have not requested or received a Written Request for such pediatric studies, although we may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. The FDA would then have to accept the reports. The FDA may not issue a Written Request for such studies or accept the reports of the studies. The current pediatric exclusivity provision is scheduled to end on October 1, 2007, and it may not be reauthorized.

  Post-approval requirements

        Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

        Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

  •
  record-keeping requirements;

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  reporting of adverse experiences with the drug;

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  providing the FDA with updated safety and efficacy information;

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  drug sampling and distribution requirements;

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  notifying the FDA and gaining its approval of specified manufacturing or labeling changes;

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  complying with certain electronic records and signature requirements; and

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  complying with FDA promotion and advertising requirements.

Drug manufacturers and their subcontractors are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

        We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

        From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

  Foreign Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

        As in the United States, we may apply for designation of a product as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to

10-years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product.

  Reimbursement

        Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. We anticipate third-party payors will provide reimbursement for our products. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

        The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of our products. The MMA also introduced new reimbursement methodologies, which went into effect in 2004, 2005 and 2006. For example, new reimbursement methodologies under the MMA with respect to drugs administered by physicians, such as STA-4783 if approved, became effective in 2005 and 2006. Under these reimbursement methods, physicians and hospitals are reimbursed under a Medicare Part B methodology at a rate equal to 106% of the average sales price, or ASP, of the physician-administered drug. The Centers for Medicare & Medicaid Services, or CMS, monitors the calculation of a product's ASP and publishes a product's ASP quarterly in advance of the quarter in which it is applicable. Physicians in the physician clinic setting have a choice between obtaining and billing for these kinds of drugs under the ASP plus 6% methodology or to obtain drugs from vendors selected by the CMS under the competitive acquisition program, or CAP. Physicians who select to obtain drugs under CAP do not purchase or obtain reimbursement directly for such drugs. It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

        In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

        We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Employees

        We believe that our success will depend greatly on our ability to identify, attract, and retain capable employees. As of November 17, 2006, we had 124 full time employees, including a total of 53 employees who hold M.D. or Ph.D. degrees. Ninety-seven of our employees are primarily engaged in research and development activities, and 27 are primarily engaged in general and administrative activities. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

Properties

        Our operations are based primarily in Lexington, Massachusetts, which is located approximately 10 miles west of Boston, Massachusetts. We lease a total of 68,730 square feet of office and laboratory space in Lexington and 8,700 square feet of office and laboratory space in the neighboring town of Bedford, Massachusetts. We lease the following properties:

Location	Approximate Square Feet	Use	Lease Expiration Date
45 Hartwell Avenue Lexington, Massachusetts	24,420	Office and Laboratory	Nov. 2011
125 Hartwell Avenue Lexington, Massachusetts	22,480	Office and Laboratory	Jan. 2008
6-8A Preston Court Bedford, Massachusetts	8,700	Office and Laboratory	May 2009
91 Hartwell Avenue Lexington, Massachusetts	21,830	Office	Feb. 2008

        We believe our facilities are adequate for our current needs.

Legal Proceedings

        We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table sets forth certain information concerning our executive officers, key employees, and directors as of November 21, 2006:

Name	Age	Position
Executive Officers and Key Employees
Safi R. Bahcall, Ph.D.	38	President and Chief Executive Officer and Director
Keizo Koya, Ph.D.	49	Senior Vice President, Drug Development
Suresh R. Babu, Ph.D.	53	Vice President, Drug Product Development
James G. Barsoum, Ph.D.	50	Senior Vice President, Research
Jeremy G. Chadwick, Ph.D.	44	Senior Vice President, Program Management and Clinical Operations
Keith S. Ehrlich, C.P.A.	55	Vice President, Finance and Administration, Chief Financial Officer
Eric W. Jacobson, M.D.	49	Senior Vice President, Clinical Research and Regulatory Affairs, Chief Medical Officer
Robert Kloppenburg	50	Vice President, Investor Relations and Corporate Communications
Wendy E. Rieder, Esq.	38	Vice President, Intellectual Property and Legal Affairs, General Counsel
Lijun Sun, Ph.D.	43	Vice President, Chemistry
Martin D. Williams	41	Senior Vice President, Commercial and Business Development, Chief Business Officer
Non-Employee Directors
Keith R. Gollust(1)(2)(3)	61	Chairman of the Board of Directors
Lan Bo Chen, Ph.D.	63	Director
Judah Folkman, M.D.	73	Director
Bruce Kovner(2)(3)	61	Director
William S. Reardon, C.P.A.(1)	60	Director
Robert N. Wilson(1)(2)(3)	66	Director

(1)
Member of our Audit Committee. Mr. Reardon is the chairman of the committee.

(2)
Member of our Compensation Committee. Mr. Wilson is the chairman of the committee.

(3)
Member of our Nominating and Governance Committee. Mr. Gollust is the chairman of the committee.

        Safi R. Bahcall, Ph.D. co-founded Synta with Dr. Lan Bo Chen and has been our Chief Executive Officer and a member of our board of directors since July 2001. Dr. Bahcall has served as our President since December 2003. From 1998 to 2001, Dr. Bahcall was a consultant at McKinsey & Company, a management consulting firm, serving investment banks and pharmaceutical companies on key issues of strategy, technology, and operations. Dr. Bahcall also co-founded a drug discovery company focused on novel ion channel research in November 2001, which was acquired by Synta in December 2002. He received his B.A. summa cum laude from Harvard University, was awarded his

Ph.D. from Stanford University in theoretical physics, and was a Miller postdoctoral research fellow at the University of California, Berkeley.

        Keizo Koya, Ph.D. has served as our Senior Vice President, Drug Development since September 2002. From September 1997 to August 2002, Dr. Koya worked for Shionogi BioResearch Corp. as Vice President, Research and Development. From April 1995 to August 1997, Dr. Koya was the Director, Drug Discovery and Development at Fuji ImmunoPharmaceuticals Corp., now EMD Lexigen Research Center Corp., a biopharmaceutical company. From October 1990 to March 1995 he was employed by Fuji Photo Film Co., Ltd., a global imaging and information company, where he was most recently the Head of Pharmaceutical R&D, U.S. Representative Office. He earned his Ph.D. in organic chemistry at Kyushu University.

        Suresh R. Babu, Ph.D. has served as our Vice President, Drug Product Development since January 2006. From May 2003 to January 2006, Dr. Babu was the Director, Solids Formulation Development Group at Pfizer Inc., a pharmaceutical company. From September 2000 to April 2003, Dr. Babu was the Director of the Candidate Enabling & Development Group at Pfizer. Prior to Pfizer's acquisition of Warner Lambert Co., Dr. Babu held various positions from June 1990 to August 2000 at Parke-Davis Pharmaceutical Research, a Warner-Lambert Co., most recently as the Section Director of the IND Optimization Group. From April 1987 to May 1990, Dr Babu served as a Research Scientist at McNeil Consumer Products Company, a medical products company. From 1981 to 1987, Dr. Babu, in parallel to pursuing his doctoral degree, was a Teaching and Research Assistant in the School of Pharmacy at the University of Connecticut, and a lecturer in the Mathematics Department in the School of Mathematics at the University of Connecticut. Dr. Babu received a Ph.D. in Pharmaceutics from the University of Connecticut.

        James G. Barsoum, Ph.D. has served as our Senior Vice President, Research since October 2006. He served as our Vice President, Biology from February 2003 to September 2006. From February 1987 to February 2003, Dr. Barsoum held various leadership roles at Biogen, Inc., now Biogen Idec Inc., a publicly traded biopharmaceutical company, most recently as the Director of Molecular and Cellular Biology. From January 1984 to January 1987, Dr. Barsoum held research fellowships at Stanford University and the Whitehead Institute for Biomedical Research. Dr. Barsoum received a Ph.D. in Biology from the Massachusetts Institute of Technology.

        Jeremy G. Chadwick, Ph.D. has served as our Senior Vice President, Program Management and Clinical Operations since October 2006. He served as our Vice President, Program Management and Clinical Operations from May 2004 to September 2006. From January 2002 to May 2004, Dr. Chadwick served as Vice President, Development Operations at Vertex Pharmaceuticals, Inc., a publicly traded biopharmaceutical company. From December 1995 to September 1998, Dr. Chadwick held various positions at Parexel International, a publicly traded pharmaceutical services company, most recently as Vice President, U.S. Biostatistics and Data Management. From September 1985 to October 1995, Dr. Chadwick held various positions at Glaxo Group Research, most recently as Senior Manager, Medical Data Sciences Division. From September 1998 to October 2001, Dr. Chadwick was the Chief Operating Officer at Foliage Software Systems, a privately held software development company. Dr. Chadwick obtained both his Masters and Ph.D. in statistics from the University of London, U.K.

        Keith S. Ehrlich, C.P.A. has served as our Chief Financial Officer since October 2006 and as our Vice President, Finance and Administration since March 2004. From November 2003 to February 2004, Mr. Ehrlich served as a financial consultant to us. From September 1999 to April 2003, Mr. Ehrlich was Vice President, Finance and Administration and Chief Financial Officer and Treasurer at Argentys Corporation, a private software development company. From January 1998 to July 1999, Mr. Ehrlich served as Senior Vice President, Finance and Administration, Chief Financial Officer and Treasurer of Dyax Corp., a publicly traded biopharmaceutical company. From October 1993 to January 1998, he served as Vice President, Finance and Administration and Chief Financial Officer and Treasurer of

Oravax, Inc., a publicly traded biopharmaceutical company since acquired by Peptide Therapeutics Group. From May 1991 to October 1993, he served as Treasurer and Director of Finance of Vertex Pharmaceutics, Inc., a publicly traded biopharmaceutical company. From January 1980 to April 1991, Mr. Ehrlich was an auditor with Coopers & Lybrand LLP. Mr. Ehrlich received his B.A. in Biology from Drew University and his M.B.A. in Finance and Accounting from Rutgers University.

        Eric W. Jacobson, M.D. has served as our Senior Vice President, Clinical Research and Regulatory Affairs since October 2006 and as our Chief Medical Officer since January 2006. He served as our Vice President, Medical Research from April 2005 to December 2005. From January 2002 until April 2005, Dr. Jacobson held positions of increasing responsibility at Millennium Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, most recently serving as Senior Director, Clinical Research and previously as Director, Clinical Research. From June 2000 until January 2002, Dr. Jacobson was the U.S. Medical Director, New Clinical Therapies for Serono Laboratories, Inc., a publicly traded biotechnology company. Dr. Jacobson was employed as an Academic Rheumatologist at the University of Massachusetts Medical Center from April 1991 until June 2000. From 1998 through 2000, he was also a consultant for the Center for Clinical and Lifestyle Research assisting with study design, data interpretation, report generation and journal publication. From July 1993 through June 1995, Dr. Jacobson was Adjunct Faculty at Northeastern University in their Physician Assistant Program, and previous to this Dr. Jacobson was a Rheumatologist at the North Carolina Arthritis and Allergy Care Center from July 1989 until April 1991. Dr. Jacobson received his B.S. at the University of Illinois at Champaign/Urbana and his M.D. at Rush Medical College of Rush University. Dr. Jacobson has had numerous academic appointments and has published over 25 abstracts, papers and book chapters.

        Robert Kloppenburg joined us as our Vice President, Investor Relations and Corporate Communications in November 2006. From October 2003 to November 2006, Mr. Kloppenburg was Senior Vice President and head of the Boston Life Sciences practice of Fleishman-Hillard, Inc., a strategic communications company. Mr. Kloppenburg was Senior Director of Corporate Communications with Millennium Pharmaceuticals, Inc. from 2001 to 2003. From 1995 to 2001, he held increasingly senior roles in communications and public affairs at Bayer Corp., first in Canada and later in the North American Pharmaceutical Division headquarters in West Haven, Connecticut. Mr. Kloppenburg served on the staff of the Federal Ministers of Health, National Defence and Supply and Services (now Public Works and Government Services) in Canada. He currently is a member of the Board of Directors of the Institute for Healthcare Communications. Mr. Kloppenburg received his B.A. in Political Science and Economics from Carleton University in Ottawa, Canada.

        Wendy E. Rieder, Esq. has served as our General Counsel since October 2006 and as our Vice President, Intellectual Property and Legal Affairs since December 2002. In August 1998, Ms. Rieder co-founded Microbiotix, Inc., a privately held biotechnology company developing small-molecule anti-infectives, and served as its Chief Operating Officer and Vice President, Business Development and Intellectual Property from January 2000 to December 2002. From August 1997 to December 1999 Ms. Rieder served as the Vice President, Business Development and Intellectual Property at LipoGenics, Inc., a subsidiary of a publicly traded biopharmaceutical company. Ms. Rieder was a patent attorney at Boehringer Ingelheim Pharmaceuticals, a U.S. affiliate of Boehringer Ingelheim GmbH, a global pharmaceutical company, from August 1995 to July 1997, and a patent agent at Fish & Neave LLP from January 1991 to July 1995. Ms. Rieder received an M.S. in organic chemistry from Columbia University and a J.D. from Fordham Law School.

        Lijun Sun, Ph.D. has served as our Vice President, Chemistry since December 2003. From November 1997 to August 2002, Dr. Sun worked for Shionogi BioResearch Corp. in various capacities, most recently as Senior Director of Chemistry. He received his Ph.D. in synthetic organic chemistry from Emory University and was a postdoctoral fellow in chemical biology at the Emory University School of Medicine.

        Martin D. Williams has served as our Senior Vice President, Commercial and Business Development since October 2006 and as our Vice President, Commercial and Business Development, Chief Business Officer since February 2006. From December 2004 until December 2005, Mr. Williams was Head of Corporate Development for Altus Pharmaceuticals Inc., a publicly traded biopharmaceutical company. From July 2001 to June 2004, Mr. Williams was Senior Vice President, Corporate Development and Marketing at Oscient Pharmaceuticals Corporation, a publicly traded biopharmaceutical company. From November 1999 to March 2001, Mr. Williams was President and Chief Executive Officer of U.S. Marketer, Inc., an information technology and software company. From 1987 to 1993, he held various sales and sales management positions with Glaxo Laboratories (now GlaxoSmithKline, Inc.). From 1993 to 1995, Mr. Williams was international marketing director of anti-infectives for Lederle Laboratories/Wyeth. From 1995 to 1996, Mr. Williams was Group Director, Metabolic Products Business Development & Strategic Planning at Hoffman-La Roche and from 1997 to 1999, he was Vice President, Business Development, Sales & Marketing at Pentose Pharmaceuticals. Mr. Williams holds an M.B.A. from Harvard Business School, an M.S. from the University of Manchester, England, and a B.A. in biology from the University of Humberside, Hull, England.

        Keith R. Gollust has been a member of our board of directors since July 2002 and has been our Chairman since September 2002. Mr. Gollust is a private investor and founded Gollust, Tierney, and Oliver, a private investment firm, in 1978. Mr. Gollust also was a Managing Director of Caxton Associates, L.L.C., a hedge fund firm, from July 2003 through December 2004. Mr. Gollust received a B.A. from Princeton University and an MSIA from Carnegie Mellon University.

        Lan Bo Chen, Ph.D. co-founded Synta with Dr. Safi Bahcall and has been a member of our board of directors since July 2001, and a member of our scientific advisory board and its Chairman since July 2001. Dr. Chen is a Professor of Pathology, Emeritus, at Harvard Medical School. He has been at the Dana-Farber Cancer Institute and Harvard Medical School since July 1977. Dr. Chen is the founder of several biotechnology companies, including Fuji ImmunoPharmaceuticals Corp. and Shionogi BioResearch Corp. Dr. Chen received his B.S. in chemistry from National Taiwan University and his Ph.D. in cell biology from the Massachusetts Institute of Technology.

        Judah Folkman, M.D. has been a member of our board of directors since September 2005. Judah Folkman, M.D., has been a member of our board of directors since September 2005 and has been a member of our scientific advisory board since September 2003. He began his career in 1965 as an Instructor in Surgery for Harvard's Surgical Service at Boston City Hospital, and he became the Julia Dyckman Andrus Professor of Pediatric Surgery in 1968. For 14 years, he served as Surgeon-in-Chief at Children's Hospital Boston. Since 1971, when Dr. Folkman founded the field of angiogenesis research, he has made seminal discoveries on the mechanisms of angiogenesis that have opened a field of investigation now pursued worldwide. His laboratory reported the first purified angiogenesis molecule, the first angiogenesis inhibitor and proposed the concept of angiogenic disease. All of these discoveries have been translated into numerous clinical trials. Dr. Folkman is currently the Director of the Vascular Biology Program in the Department of Surgery at Children's Hospital. He holds honorary degrees from 17 universities and is the author of more than 400 original peer-reviewed papers and 109 book chapters and monographs. Dr. Folkman received his B.A. (cum laude) from Ohio State University in 1953 and his M.D. (magna cum laude) from Harvard Medical School in 1957. He is a member of the National Academy of Sciences, the American Academy of Arts and Sciences, and the American Philosophical Society.

        Bruce Kovner has been a member of our board of directors since July 2002. In 1983, Mr. Kovner founded Caxton Corporation, a diversified trading company and manager of client funds active in currency, interest rate, commodity and equity markets, and has acted as its Chairman since its inception. He is also Chairman of Caxton Associates, L.L.C., which succeeded to a significant portion of Caxton Corporation's trading and investment activities in 1996. Prior to the formation of Caxton, Mr. Kovner served as a Vice President of Commodities Corporation, a private commodities trading company since acquired by Goldman Sachs. Mr. Kovner is also Chairman of the Board of the American Enterprise Institute, Chairman of the Board of the Juilliard School, and Vice Chairman of Lincoln Center for the Performing Arts. In addition, he is the Founder and Chairman of the School Choice Scholarships Foundation, which provides scholarships to low-income students in New York City to attend primary schools of their choice. Mr. Kovner received his B.A. from Harvard College in 1966. He continued his studies at the John F. Kennedy School of Government until 1970.

        William S. Reardon, C.P.A. as been a member of our board of directors since August 2004. Until his retirement in 2002 from PricewaterhouseCoopers LLP, an international accounting firm, where he was employed from June 1973 to July 2002, Mr. Reardon was a business assurance (audit) partner at the firm's Boston office and leader of its life sciences industry practice for New England and the eastern United States. From 1998 to 2000, Mr. Reardon served on the board of the emerging companies section of the Biotechnology Industry Organization. He also served on the board of the Massachusetts Biotechnology Council from 2000 until his retirement in 2002. Mr. Reardon is currently a member of the board of directors and the chairman of the audit committees of Idera Pharmaceuticals, Inc., and Oscient Pharmaceuticals Corporation, both of which are publicly traded pharmaceutical companies. He is also an advisor to the audit committee at Momenta Pharmaceuticals, Inc., a publicly traded pharmaceutical company. Mr. Reardon received both his undergraduate degree in East Asian history and his M.B.A. from Harvard University.

        Robert N. Wilson has been a member of our board of directors since June 2003. Mr. Wilson served as Vice Chairman of the board of directors of Johnson & Johnson, a global manufacturer of healthcare products, from 1986 until 2003. Mr. Wilson joined Johnson & Johnson in 1964. He was appointed to Johnson & Johnson's executive committee in 1983 and was elected to its board of directors in 1986. Mr. Wilson is also a director of The Charles Schwab Corporation, a publicly traded retail brokerage firm, U.S. Trust Corporation, United States Trust Company of New York and Amerada Hess Corporation, an integrated oil and gas company and is the Chairman of Caxton Health Holdings LLC, a healthcare investment firm that is an affiliate of Caxton Associates, L.L.C. Mr. Wilson received his B.A. in business administration from Georgetown College in Kentucky, and completed the Executive Program at Columbia University Graduate School of Business.

Scientific Advisory Board

        We have established a scientific advisory board comprised of leading experts in their fields. Members of our scientific advisory board consult with us regularly on matters relating to:

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  our research and development programs;

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  the design and implementation of our clinical programs;

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  market opportunities from a clinical perspective;

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  new technologies relevant to our research and development programs; and

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  scientific and technical issues relevant to our business.

        The current members of our scientific advisory board are:

Name	Professional Affiliations/Honors
Lan Bo Chen, Ph.D., Chairman	See biography above.
Sir James W. Black, O.M., F.R.S.
Emeritus Professor of Analytical Pharmacology at King's College London; previously conducted research with Imperial Chemical Industries plc, SmithKline French and Wellcome Laboratories; was awarded the Nobel Prize in Medicine in 1989 for his work in pharmotherapeutic potential of receptor blocking drugs; knighted by the Queen of England in 1981; received the Order of Merit from the Queen in 2000.
Judah Folkman, M.D.	See biography above.
Nir Hacohen, Ph.D.
Assistant Professor at Massachusetts General Hospital and Harvard Medical School; founder of the RNAi consortium, a group of Harvard and Massachusetts Institute of Technology researchers who are working to create and apply genome-wide gene silencing libraries to accelerate gene discovery in humans; honors include the Sandler Memorial first prize Ph.D. thesis award, Helen Hay Whitney Fellowship with David Baltimore and Whitehead Institute Fellowship.
Jean-Pierre Kinet, M.D.
Professor of Pathology at Harvard Medical School; Director of the Division of Allergy and Immunology at the Beth Israel Deaconess Medical Center; previously the head of the Molecular Allergy and Immunology section of the National Institute of Allergy and Infectious Diseases at the National Institutes of Health; scientific founder of Astarix Institute, Inc., an early-stage drug discovery company later sold to Heska Corporation.
Christopher J. Logothetis, M.D.
Professor and Chairman of the Department of Genitourinary Medical Oncology at the University of Texas M.D. Anderson Cancer Center; Principal Investigator of the M.D. Anderson SPORE in Prostate Cancer; Director of the Genitourinary Cancer Center and the Prostate Cancer Research Program, which are multidisciplinary collaborations of physicians and scientists dedicated to genitourinary cancer treatment, research, prevention, and education; leader in the Therapy Consortium, an active group of researchers involved in the development of innovative therapy for prostate cancer.
Reinhold Penner, M.D., Ph.D.
Director of Research at the Center for Biomedical Research at Queen's Medical Center; professor at the University of Hawaii; previously served as research head at the Max Planck Institute for Biophysical Chemistry.

Mace L. Rothenberg, M.D.
Ingram Professor of Cancer Research at the Vanderbilt-Ingram Cancer Center and Professor of Medicine at Vanderbilt University Medical Center; Medical Oncologist with appointments at the Vanderbilt University Medical Center and the Department of Veterans Affairs Medical Center; Director of the Phase 1 Drug Development Program at Vanderbilt-Ingram Cancer Center; serves on a number of committees including the Vanderbilt-Ingram Cancer Center Gastrointestinal Cancer SPORE Executive Committee and Lung Cancer SPORE Steering Committee, the Clinical Cancer Research Committee for the American Association for Cancer Research, and the Medical Oncology Committee for the American College of Surgeons.
Daniel D. Von Hoff, M.D.
Professor of Medicine, Pathology, Molecular and Cellular Biology, at the University of Arizona; Director of the Arizona Health Sciences Center's Cancer Therapeutics Program; Executive Vice President of the Translational Genomics Research Institute, or TGen; Director of TGen's Translational Drug Development Division; Head, Pancreatic Cancer Research Program; Chief Medical Officer for U.S. Oncology, the nation's largest health-care services network devoted exclusively to cancer treatment and research; past President of the American Association for Cancer Research; past board member of the American Society of Clinical Oncology; founder and editor emeritus of Investigational New Drugs — The Journal of New Anticancer Agents; editor-in-chief of Molecular Cancer Therapeutics; appointed to President Bush's National Cancer Advisory Board in June 2004.
Michael E. Weinblatt, M.D.
Co-Director of Clinical Rheumatology at the Brigham and Women's Hospital and Professor of Medicine at Harvard Medical School; published over 127 papers, reviews and invited chapters in the field of rheumatology primarily rheumatoid arthritis therapeutics; co-editor of the textbook, Treatment of Rheumatic Diseases, the textbook, Rheumatology 3rd edition; author of the Arthritis Action Program; co-received in 1997 the Arthritis Foundation Virginia P. Engalitcheff Award for Impact on Quality of Life for work on methotrexate; served as an Associate Editor of Arthritis and Rheumatism; currently sits on the editorial board of Journal of Rheumatology; was a member of the Rheumatology Subspeciality Board of the American Board of Internal Medicine; in 2001, served as the President of the American College of Rheumatology.

Bruce R. Zetter, Ph.D.
Charles Nowiszewski professor in the departments of cell biology and surgery at Harvard Medical School; Chief Scientific Officer at Boston Children's Hospital; has won numerous national and international awards for his work in the field of cancer research including a Faculty Research Award from the American Cancer Society and the MERIT award from the National Cancer Institute; served as an expert witness on cancer to the U.S. Senate.

Board of Directors

  Board Composition

        Our restated certificate of incorporation and restated bylaws to be effective upon completion of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. We currently have seven directors. In accordance with our restated certificate of incorporation and restated bylaws, immediately upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders commencing with the meeting in 2008, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of this offering, our directors will be divided among the three classes as follows:

  •
  The Class I directors will be                        , and their terms will expire at the annual meeting of stockholders to be held in 2008;

  •
  The Class II directors will be                        , and their terms will expire at the annual meeting of stockholders to be held in 2009; and

  •
  The Class III directors will be                        , and their terms will expire at the annual meeting of stockholders to be held in 2010.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

  Committees of the Board of Directors

        Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which has the composition and responsibilities described below.

        Audit committee.    Our audit committee is composed of Messrs. Gollust, Reardon (chairman) and Wilson and is authorized to:

  •
  approve and retain the independent auditors to conduct the annual audit of our books and records;

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  review the proposed scope and results of the audit;

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  review and pre-approve the independent auditor's audit and non-audit services rendered;

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  approved the audit fees to be paid;

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  review accounting and financial controls with the independent auditors and our financial and accounting staff;

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  review and approve transactions between us and our directors, officers and affiliates;

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  recognize and prevent prohibited non-audit services;

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  establish procedures for complaints received by us regarding accounting matters;

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  oversee internal audit functions, if any; and

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  prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

        Compensation committee.    Our compensation committee is composed of Messrs. Gollust, Kovner and Wilson (chairman) and is authorized to:

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  review and recommend the compensation arrangements for management, including the compensation for our President and Chief Executive Officer;

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  establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

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  administer our stock incentive plan; and

  •
  prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

        Nominating and governance committee.    Our nominating and governance committee is composed of Messrs. Gollust (chairman), Kovner and Wilson and is authorized to:

  •
  identify and nominate members of the board of directors;

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  develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

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  oversee the evaluation of the board of directors and management.

Compensation of Directors

        We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors.

        Prior to the adoption of our Director Compensation Policy in January 2005 (as discussed below) we granted the following stock options to our non-employee directors in consideration for service as a director:

Name of Director	Number of Stock Options		Exercise Price		Date of Grant
Keith R. Gollust	500,000(1 300,000(2	) )	$2.7108 2.7108		7/15/2002 5/27/2004
Bruce Kovner	500,000(1)		2.7108		7/15/2002
William S. Reardon, C.P.A.	60,000(1)		3.50	(3)	8/25/2004
Robert N. Wilson	250,000(1)		2.7108		6/17/2003

(1)
The options vest as to 25% of the shares on the first anniversary of the grant date and an additional 6.25% of the shares at the end of each successive three-month period thereafter.

(2)
The option vests as to 50% of the shares upon grant and an additional 6.25% of the shares at the end of each successive three-month period thereafter.

(3)
The option was originally granted at an exercise price of $4.00 per share and was repriced on March 1, 2006 to $3.50 per share.

  Director Compensation Policy

        In January 2005, our board of directors approved our Director Compensation Policy. Pursuant to this policy, each non-employee director receives an option to purchase 60,000 shares of our common stock upon his or her initial appointment to our board of directors. These options vest as to 25% of such grant on the first anniversary of the grant date and as to an additional 6.25% of such grant on the last day of each calendar quarter thereafter, subject to the non-employee director's continued service as a director. However, in the event of termination of service of a non-employee director, such option will vest to the extent of a pro rata portion through the non-employee director's last day of service based on the number of days accrued in the applicable period prior to his or her termination of service. Each non-employee director stock option will terminate on the earlier of ten years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate one year from the date of the director's death or disability. The exercise price of these options is equal to the fair market value of our common stock on the date of grant.

        Under this policy, each non-employee director is compensated on an annual basis for providing services to Synta. Director compensation is paid for the period from July 1 through June 30 of each year. Each non-employee director receives compensation consisting of one of the following combinations of cash and/or a grant of our common stock, at the election of each non-employee director, as follows:

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  $40,000 cash;

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  $30,000 cash and such number of shares of restricted common stock with a value of $10,000 on the date of grant of the shares;

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  $20,000 cash and such number of shares of restricted common stock with a value of $20,000 on the date of grant of the shares;

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  $10,000 cash and such number of shares of restricted common stock with a value of $30,000 on the date of grant of the shares; or

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  such number of shares of restricted common stock with a value of $40,000 on the date of grant of the shares.

        The number of shares to be received by a non-employee director is calculated by dividing the total dollar amount that the non-employee director has elected to be paid in shares of common stock by the fair market value of the shares of our common stock on the last business day prior to the date of grant of the shares. Shares granted are subject to a lapsing repurchase right such that the shares are subject to forfeiture to us if a non-employee director does not continue to serve as a member of the board of directors as of the end of the applicable quarter as follows: the repurchase right lapses as to 25% of each such grant on each of September 30, December 31, March 31 and June 30 thereafter, provided such non-employee director continues to serve as a member of the board of directors as of the applicable date. Under the Director Compensation Policy our non-employee directors have received the following in annual fees for service as a member of our board of directors:

Director	Annual Fees Paid
Keith R. Gollust	3,636 shares of restricted common stock(1) 7,273 shares of restricted common stock(2) 11,429 shares of restricted common stock(3)
Judah Folkman, M.D.	Options to purchase 60,000 shares of common stock(4) $30,000(5) 11,429 shares of restricted common stock(3)
Bruce Kovner	3,636 shares of restricted common stock(1) 7,273 shares of restricted common stock(2) 11,429 shares of restricted common stock(3)
William S. Reardon, C.P.A.	$10,000 and 1,818 shares of restricted common stock(1) $30,000 and 1,818 shares of restricted common stock(2) $30,000 and 2,857 shares of restricted common stock(3)
Robert N. Wilson	3,636 shares of restricted common stock(1) 7,273 shares of restricted common stock(2) 11,429 shares of restricted common stock(3)

(1)
Payment for service from January 1, 2005 through June 30, 2005. The shares issued as set forth above were issued on January 18, 2005 based on a fair market value of $5.50 per share as of such date. All shares are currently vested.

(2)
Payment for service from July 1, 2005 through June 30, 2006. The shares issued as set forth above were issued on October 14, 2005 based on a fair market value of $5.50 per share as of such date. All shares are currently vested.

(3)
Payment for service from July 1, 2006 through June 30, 2007. The shares issued as set forth above were issued on November 17, 2006. Twenty-five percent of the shares subject to each grant are currently vested. The remaining shares are subject to our repurchase right, which lapses as to 25% of the shares on each of December 31, 2006, March 31, 2007 and June 30, 2007.

(4)
Options granted on September 15, 2005 upon Dr. Folkman's initial appointment to our board of directors. These options were originally granted at an exercise price of $5.50 per share and were repriced on March 1, 2006 to $3.50 per share. These options vested as to 25% of the shares on September 15, 2006 and vest as to an additional 6.25% of the shares on the last day of each calendar quarter thereafter, subject to Dr. Folkman's continued service as a director. On October 17, 2005, Dr. Folkman transferred all right, title and interest in these options to Children's Medical Center Corporation pursuant to a stock option transfer agreement in which Children's Medical Center Corporation has agreed to be subject to all of the conditions and restrictions under the options.

(5)
Payment for service from October 1, 2005 through June 30, 2006.

        Pursuant to the Director Compensation Policy, each non-employee director also receives an annual fee of $5,000 for each committee of the board of directors on which such individual serves. However, the chairman of each committee, other than the audit committee, receives an annual fee of $10,000, and the chairman of the audit committee receives an annual fee of $15,000 for services as chairman.

Under this policy each non-employee director has received the following fees for service on committees of our board of directors in 2005 and in the nine months ended September 30, 2006:

Director	Year	Fees Paid for Service on Board Committees
Keith R. Gollust	2006	$15,000
	2005	$20,000
Bruce Kovner	2006	$7,500
	2005	$10,000
William S. Reardon, C.P.A.	2006	$11,250
	2005	$15,000
Robert N. Wilson	2006	$15,000
	2005	$20,000

Compensation Committee Interlocks and Insider Participation

        Our compensation committee is composed of Messrs. Gollust, Kovner and Wilson. No member of our compensation committee has at any time been an employee of ours. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

        Each of Messrs. Gollust, Kovner and Wilson and affiliates of theirs have participated in transactions with us. For a detailed description of these transactions, see "Certain Relationships and Related Party Transactions."

Executive Compensation

        The following summary compensation table sets forth summary information as to compensation received by our President and Chief Executive Officer and our four other most highly compensated executive officers who were employed by us as of December 31, 2005 and earned more than $100,000 in salary and bonus for the year ended December 31, 2005.

  Summary Compensation Table

				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus(1)	Restricted Stock Awards	Securities Underlying Options/ SARs (#)	All Other Compensation(2)
Safi R. Bahcall, Ph.D. President and Chief Executive Officer	2005	$334,184	$100,000	—	150,000	$28,127
Matthew L. Sherman, M.D.(3) Former Senior Vice President and Chief Medical Officer	2005	283,003	81,000	—	110,500	—
Keizo Koya, Ph.D. Senior Vice President, Drug Development	2005	241,604	53,000	—	71,600	$4,188
James G. Barsoum, Ph.D. Senior Vice President, Research	2005	215,418	53,000	—	71,600	—
Jeremy G. Chadwick, Ph.D. Senior Vice President, Program Management and Clinical Operations	2005	194,108	50,000	—	58,300	—

(1)
Reflects bonuses earned in 2004 and paid in 2005.

(2)
The amounts shown include $28,127 of rental payments for a company apartment for Dr. Bahcall's use and $4,188 in lease payments for an automobile for Dr. Koya's use.

(3)
Dr. Sherman's employment with Synta ended effective January 27, 2006.

  Option Grants in Last Fiscal Year

        The following table shows information regarding stock options granted to the executive officers named in the summary compensation table above during our fiscal year ended December 31, 2005. Options were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect projections or estimates of future stock price growth. Potential realizable values are computed by:

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  multiplying the number of shares of common stock underlying each option by $                                           per share, the assumed initial public offering price per share;

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  assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

  •
  subtracting from that result the total option exercise price.

        Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. The percentage of total options granted is based on an aggregate of 2,818,300 options granted by us during the year ended December 31, 2005, to our employees, including the executive officers listed in the table below.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)
	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year
			Exercise or Base Price ($/Share)
Name					Expiration Date
						5%	10%
Safi R. Bahcall, Ph.D.	150,000	5.3%	$3.50	(1)	2/15/2015
Matthew L. Sherman, M.D.(2)	110,500	3.9%	$5.50		1/27/2006
Keizo Koya, Ph.D.	71,600	2.5%	$3.50	(1)	2/15/2015
James G. Barsoum, Ph.D.	71,600	2.5%	$3.50	(1)	2/15/2015
Jeremy G. Chadwick, Ph.D.	58,300	2.0%	$3.50	(1)	2/15/2015

(1)
These options were originally granted at an exercise price of $5.50 per share and were repriced on March 1, 2006 to $3.50 per share.

(2)
Dr. Sherman's employment with Synta ended effective January 27, 2006, at which time this option immediately terminated.

  Year-End Option Values

        The following table sets forth certain information with respect to the total value of options held by each executive officer named in the summary compensation table above as of December 31, 2005. Because there was no public trading market for our common stock as of December 31, 2005, the value of the unexercised in-the-money options at year-end have been calculated using an assumed initial public offering price of $                              per share minus the applicable per share exercise price.

	Number of Securities Underlying Unexercised Options at December 31, 2005
			Value of Unexercised In-the-Money Options at December 31, 2005
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Safi R. Bahcall, Ph.D.	—	150,000
Matthew L. Sherman, M.D.(1)	175,000	285,500
Keizo Koya, Ph.D.	657,500	154,100
James G. Barsoum, Ph.D.	226,250	185,350
Jeremy G. Chadwick, Ph.D.	65,625	142,675

(1)
Dr. Sherman's employment with Synta ended effective January 27, 2006, at which time all of Dr. Sherman's unexercisable options immediately terminated and all exercisable options had an exercise period of 90 days following which all unexercised options would terminate. On April 26, 2006, Dr. Sherman exercised his option to purchase 500 shares.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

  Employment Agreement with Dr. Safi Bahcall

        Pursuant to a letter agreement effective as of April 18, 2005, between us and Safi R. Bahcall, Ph.D., we agreed to employ Dr. Bahcall as our President and Chief Executive Officer on an at-will basis. We also agreed that so long as Dr. Bahcall continues to serve as our President and Chief

Executive Officer, he will be nominated by the board of directors for election as a director at each annual meeting preceding which his term as director expires. Under this agreement, Dr. Bahcall's current base salary is $340,000 per year, subject to adjustment from time to time at the discretion of the board of directors or the compensation committee. Dr. Bahcall is also eligible to receive annual performance based bonuses and grants of stock options under our stock plans at the discretion of the board of directors or the compensation committee. In the event of termination without cause, as defined in the agreement, Dr. Bahcall is entitled to continue to receive his then-current base salary for a period of 24 months. Dr. Bahcall has also entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Synta or to solicit customers or employees of Synta for a period of 24 months after the termination of his employment.

  Offer Letters

        Pursuant to a letter agreement dated October 1, 2002, between us and Keizo Koya, Ph.D., we agreed to employ Dr. Koya as Vice President of Drug Development on an at-will basis, beginning on October 1, 2002. Dr. Koya's base salary is currently $260,000 per year and he is also eligible to receive annual performance based bonuses. Under this agreement, Dr. Koya has been granted an incentive stock option to purchase a total of 500,000 shares of common stock at an exercise price of $2.7108 per share. This option vested as to 150,000 of the shares upon grant and vests as to an additional 6.25% per calendar quarter after December 31, 2002.

        Pursuant to a letter agreement dated January 22, 2003, between us and James G. Barsoum, Ph.D., we agreed to employ Dr. Barsoum as Vice President of Biology on an at-will basis, beginning on February 26, 2003. Dr. Barsoum's base salary is currently $230,000 per year and he is also eligible to receive annual performance based bonuses. Under this agreement, Dr. Barsoum has also been granted an incentive stock option to purchase 300,000 shares of common stock at an exercise price of $2.7108 per share. This option vests as to 25% of the shares on the first anniversary of the grant date and an additional 6.25% of the shares per calendar quarter thereafter. In the event of termination without cause, as defined in the agreement, Dr. Barsoum is entitled to a one-time severance payment on the date of termination equal to three months of base pay.

        Pursuant to a letter agreement dated April 15, 2004, between us and Jeremy G. Chadwick, Ph.D., we agreed to employ Dr. Chadwick as Vice President, Program Management and Clinical Operations on an at-will basis, beginning on May 17, 2004. In connection with the execution of the letter agreement, we paid Dr. Chadwick a lump sum bonus of $20,000. Dr. Chadwick's base salary is currently $220,000 per year and he is also eligible to receive annual performance based bonuses. Under this agreement, Dr. Chadwick was granted an incentive stock option to purchase 150,000 shares of common stock at an exercise price of $4.00 per share, which was repriced to $3.50 per share on March 1, 2006. This option vests as to 25% of the shares on the first anniversary of the grant date and an additional 6.25% of the shares quarterly thereafter. In the event of termination without cause, as defined in the agreement, Dr. Chadwick is entitled to a one-time severance payment on the date of termination equal to three months of base pay.

  Severance Agreement and Consulting Agreement with Dr. Matthew L. Sherman

        On January 27, 2006, we entered into a severance agreement with Matthew L. Sherman, M.D., our former Senior Vice President and Chief Medical Officer, under which Dr. Sherman resigned his employment with us as of January 27, 2006. Under the agreement, we paid Dr. Sherman a lump sum payment of $285,000 representing twelve months of Dr. Sherman's base salary. In addition, and in connection with Dr. Sherman's satisfying the conditions under the consulting agreement entered into with us on January 30, 2006, further discussed below, we paid Dr. Sherman $20,000 on April 1, 2006 and $10,000 on May 1, 2006. We also paid $10,000 for outplacement assistance on Dr. Sherman's behalf. Dr. Sherman reaffirmed his continuing obligations under his invention and non-disclosure agreement with us, agreed not to disparage us and to cooperate with us in connection with any litigation or administrative procedure or inquiry that involves us. Dr. Sherman also released us, our successors, assigns, former, current or future officers, directors, employees, agents, attorneys and representatives from all claims he may have had against us or them.

        In connection with Dr. Sherman's resignation on January 27, 2006, we entered into a consulting agreement with Dr. Sherman on January 30, 2006, pursuant to which Dr. Sherman will provide medical consulting services to us on an independent contractor basis. The specific consulting services, compensation and times and periods for performance will be agreed to in writing from time to time and governed by the terms of the consulting agreement. The consulting agreement will terminate on the later of January 30, 2008 or the completion of all consulting services that have been agreed to prior to January 30, 2008. In addition, we may terminate the consulting agreement at any time in the event of a breach or threatened breach which cannot be cured or for any reason upon 30 days advance written notice. Dr. Sherman may terminate the consulting agreement upon two weeks advance written notice. To date, we have paid Dr. Sherman a total of $23,868 for services provided under the consulting agreement. The consulting agreement also contains confidentiality and assignment of inventions provisions.

  Change-in-Control Arrangements

        Under our 2001 Stock Plan and 2006 Stock Plan, in the event of a change in control event where outstanding options are assumed or substituted or in the event of a change in control event that does not constitute a corporate transaction under our 2001 Stock Plan and 2006 Stock Plan, options will become immediately exercisable in full if on or prior to the date that is six months after the date of the change in control event (i) an option holder's service with us or our succeeding corporation is terminated by us or the succeeding corporation without cause, as defined in our 2001 Stock Plan and 2006 Stock Plan; (ii) a participant terminates his or her service with us as a result of being required to change the principal location where he or she renders services to a location more than 50 miles from his or her location of service immediately prior to the change in control event; or (iii) the participant terminates his or her service after there occurs a material adverse change in a participant's duties, authority or responsibilities which cause such participant's position with us to become of significantly less responsibility or authority than such participant's position was immediately prior to the change in control. Our 2001 Stock Plan and 2006 Stock Plan provide similar change in control vesting provisions for restricted stock under the plans and, under the 2006 Stock Plan, allows the board of directors to make appropriate adjustments for other stock-based awards.

Employee Benefit Plans

  2001 Stock Plan

        Our 2001 Stock Plan was adopted by our board of directors and approved by our stockholders in July 2001. In August 2002 and December 2003, our board of directors and stockholders approved amendments to our 2001 Stock Plan and in January 2005 and May 2005, our board of directors amended our 2001 Stock Plan. Under this plan, we may grant incentive stock options, nonqualified stock options and restricted and unrestricted stock awards. A maximum of 15,000,000 shares of common stock were authorized for issuance under our 2001 Stock Plan. In March 2006, we terminated the 2001 Stock Plan. All outstanding stock options granted and restricted stock issued under the 2001 Stock Plan as of the date of termination remained outstanding and subject to their respective terms and the terms of the 2001 Stock Plan. As of November 17, 2006, 286,437 shares have been issued upon the exercise of options, 1,176,363 shares have been issued pursuant to the grant of stock awards under this plan, 11,785,130 shares are subject to outstanding options under this plan, and no shares are available for future grant under this plan.

        In accordance with the terms of the 2001 Stock Plan, our board of directors has authorized our compensation committee to administer our 2001 Stock Plan. In February 2005, the board of directors delegated authority to an option committee of the board of directors comprised of our President and Chief Executive Officer, Safi Bahcall, to grant options to purchase up to a total of 500,000 shares of our common stock. The board of directors intended that this share pool would be used primarily to grant options to new hires and that the number of shares the option committee had authority to grant would be periodically replenished. Due to administrative error, the board of directors did not take action to replenish the pool of options the option committee had authority to grant, and the option committee granted options to purchase a total of 903,000 shares of common stock. The grant of options in excess of the shares the option committee had authority to grant were ratified by the compensation committee in November 2006.

        Our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards consistent with the terms of the 2001 Stock Plan.

        Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2001 Stock Plan, as to some or all outstanding options:

  •
  provide that all options shall be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options (at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options (all options being made fully vested and immediately exercisable prior to their termination), in exchange for the termination of such options; and

  •
  provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

        In addition, in the event of a change in control under our 2001 Stock Plan where outstanding options are assumed or substituted or in the event of a change in control that does not constitute a corporate transaction under our 2001 Stock Plan, options will become immediately exercisable in full if on or prior to the date that is six months after the date of the change in control (i) an option holder's service with us or our succeeding corporation is terminated by us or the succeeding corporation without cause, as defined in our 2001 Stock Plan; (ii) a participant terminates his or her service with us as a result of being required to change the principal location where he or she renders services to a location more than 50 miles from his or her location of service immediately prior to the change in control; or (iii) the participant terminates his or her service after there occurs a material adverse change in a participant's duties, authority or responsibilities which cause such participant's position with us to become of significantly less responsibility or authority than such participant's position was immediately prior to the change in control. Our 2001 Stock Plan provides similar change in control vesting provisions for restricted stock under the plan.

        In February 2006, our board of directors approved the repricing of options issued under our 2001 Stock Plan having an exercise price at or above $4.00 per share to $3.50 per share, the fair market value of our common stock on the date of the repricing, as determined by our board of directors. This repricing applied to all outstanding options under this plan held by our active employees and others having an ongoing relationship with us at the time of the repricing. The repricing was effective on March 1, 2006.

  2006 Stock Plan

        Our 2006 Stock Plan was adopted by our board of directors in March 2006 and approved by our stockholders in March 2006. The 2006 Stock Plan provides for the grant of incentive stock options, nonqualified stock options, restricted and unrestricted stock awards and other stock-based awards. As of November 17, 2006, 9,625,000 shares of common stock were reserved for issuance under the 2006 Stock Plan. In addition, the 2006 Stock Plan contains an "evergreen provision" which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2007 and ending on the second day of fiscal year 2015. The annual increase in the number of shares shall be equal to the lowest of

  •
  5,225,000 shares;

  •
  5% of our outstanding shares on the first day of the fiscal year; and

  •
  an amount determined by our board of directors.

        Under this provision, no annual increase shall be made to the extent that the number of shares of common stock available for issuance under the 2006 Stock Plan and all other employee or director stock plans would exceed 25% of our outstanding shares on the first day of the applicable fiscal year.

        As of November 17, 2006, 48,573 shares have been issued upon the exercise of options and the grant of stock awards under this plan, 271,000 shares are subject to outstanding options under this plan, and 9,305,427 shares are available for future grant under this plan.

        In accordance with the terms of the 2006 Stock Plan, our board of directors has authorized our compensation committee to administer our 2006 Stock Plan however, our full board shall retain authority to make grants to our executive officers and members of our board of directors. In accordance with the provisions of the 2006 Stock Plan, our board of directors or compensation committee will determine the terms of options and other awards, including:

  •
  the determination of which employees, directors and consultants will be granted options and other awards;

  •
  the number of shares subject to options and other awards;

  •
  the exercise price of each option which may not be less than fair market value on the date of grant;

  •
  the schedule upon which options become exercisable;

  •
  the termination or cancellation provisions applicable to options; the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

  •
  all other terms and conditions upon which each award may be granted in accordance with the 2006 Stock Plan.

        No participant may receive awards for over 500,000 shares of common stock in any fiscal year.

        In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of the 2006 Stock Plan.

        Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2006 Stock Plan, as to some or all outstanding awards:

  •
  provide that all options shall be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options (at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options (all options being made fully vested and immediately exercisable prior to their termination), in exchange for the termination of such options; and

  •
  provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

        In addition, in the event of a change in control under our 2006 Stock Plan where outstanding options are assumed or substituted or in the event of a change in control that does not constitute a corporate transaction under our 2006 Stock Plan, options will become immediately exercisable in full if on or prior to the date that is six months after the date of the change in control (i) an option holder's service with us or our succeeding corporation is terminated by us or the succeeding corporation without cause, as defined in our 2006 Stock Plan; (ii) a participant terminates his or her service with us as a result of being required to change the principal location where he or she renders services to a location more than 50 miles from his or her location of service immediately prior to the change in control; or (iii) the participant terminates his or her service after there occurs a material adverse change in a participant's duties, authority or responsibilities which cause such participant's position with us to become of significantly less responsibility or authority than such participant's position was immediately prior to the change in control. Our 2006 Stock Plan provides similar change in control vesting provisions for restricted stock under the plan and allows the board of directors to make appropriate adjustments for other stock-based awards.

Limitation of Officers' and Directors' Liability and Indemnification

        The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law.

        We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorneys' fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. Prior to the completion of this offering, we plan to enter into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or officer, any of our subsidiaries from time to time or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

        Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

        There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of the transactions we have engaged in (1) since January 1, 2003 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates and (2) since our inception in March 2000 with our founders, Dr. Safi R. Bahcall and Dr. Lan Bo Chen.

Issuance of Common Stock to Our Founders

        In July of 2001, in connection with the initial capitalization of Synta, we issued an aggregate of 20,400,000 shares of common stock to our founders, Dr. Bahcall and Dr. Chen, at a purchase price of $0.0001 per share as follows:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Safi R. Bahcall, Ph.D.	8,000,000	$800
Lan Bo Chen, Ph.D.	12,400,000	1,240

Dr. Bahcall is also our President and Chief Executive Officer, a director and a beneficial owner of more than five percent of our voting securities. Dr. Chen is also a director and a beneficial owner of more than five percent of our voting securities. The purchase price per share was determined by the board of directors to be fair market value based on, among other things, the fact that Synta had just commenced operations.

Private Placements of Our Common Stock

        During the period from July 2001 to December 2001, we issued an aggregate of 6,800,000 shares of our common stock to 21 investors at a purchase price of $0.50 per share, including 200,000 shares to John and Neta Bahcall, the parents of Dr. Bahcall, as follows:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
John and Neta Bahcall	200,000	$100,000

The purchase price per share was the fair market value as determined by arms-length negotiations between sophisticated investors and Synta's management and board of directors, based on factors such as our stage of development and valuations of similarly situated private biopharmaceutical companies.

        During the periods from April 2002 through May 2002 and from November 2002 through March 2003, we issued an aggregate of 22,969,505 shares of our common stock to 48 investors at a purchase price of $2.7108 per share, including an aggregate of 12,356,132 shares to the following directors, officers, and beneficial owners of more than five percent of our voting securities, and their affiliates:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Keith R. Gollust	368,895	$1,000,000
CxSynta, LLC	11,987,237	32,495,000

Keith R. Gollust is one of our directors. CxSynta, LLC is a beneficial owner of more than five percent of our voting securities and an affiliated investment vehicle of the Caxton Corporation. Bruce Kovner, one of our directors, is the Chairman of the Caxton Corporation. The purchase price per share was the fair market value as determined by arms-length negotiations between sophisticated investors and Synta's management and board of directors, based on factors such as our stage of development and valuations of similarly situated private biopharmaceutical companies.

        During the period from October 2003 through January 2004, we issued an aggregate of 12,500,000 shares of our common stock to 43 investors at a purchase price of $4.00 per share, including an aggregate of 5,525,000 shares to the following directors, officers, and beneficial owners of more than five percent of our voting securities, and their affiliates:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Robert N. Wilson	125,000	$500,000
CxSynta, LLC	5,000,000	20,000,000
Wyandanch Partners, LP	400,000	1,600,000

Robert N. Wilson is one of our directors. Keith R. Gollust, one of our directors, is the president and sole stockholder of Gollust Management, Inc., which is the general partner of Wyandanch Partners, LP. The purchase price per share was the fair market value as determined by arms-length negotiations between sophisticated investors and Synta's management and board of directors, based on factors such as our stage of development and valuations of similarly situated private biopharmaceutical companies.

        In November 2004, we issued an aggregate of 16,000,000 shares of our common stock to 76 investors at a purchase price of $5.00 per share, including an aggregate of 6,223,289 shares to the following directors, officers, and beneficial owners of more than five percent of our voting securities, and their affiliates:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Robert N. Wilson	500,000	$2,500,000
Bruce Kovner	48,236	241,180
LAJ Holdings LLC	200,000	1,000,000
CxSynta, LLC	4,721,764	23,608,820
Wyandanch Partners, LP	753,289	3,766,445

Dr. Chen and his spouse, Lin-Huey Chen, are co-managing members of LAJ Holdings LLC. The purchase price per share was the fair market value as determined by arms-length negotiations between sophisticated investors and Synta's management and board of directors, based on factors such as our stage of development and valuations of similarly situated private biopharmaceutical companies.

Private Placement of Our Series A Convertible Preferred Stock

        In June, 2006, we issued an aggregate of 8,000,000 shares of our Series A convertible preferred stock to 42 investors at a purchase price of $5.00 per share, including an aggregate of 2,551,731 shares to the following directors, officers, and beneficial owners of more than five percent of our voting securities, and their affiliates:

Name	Number of Shares of Series A Preferred Stock	Aggregate Purchase Price
Robert N. Wilson	67,495	$337,475
Bruce Kovner	30,131	150,655
CxSynta, LLC	2,154,105	10,770,525
Wyandanch Partners, L.P.	300,000	1,500,000

The purchase price per share was the fair market value as determined by arms-length negotiations between sophisticated investors and Synta's management and board of directors, based on factors such as our stage of development and valuations of similarly situated private biopharmaceutical companies.

Issuance of Restricted Stock to Employees

        On December 21, 2004, we granted an aggregate of 1,460,000 shares of restricted common stock to certain officers and key employees at a purchase price of $0.0001 per share as a reward for their service and as a long-term incentive, including an aggregate of 980,000 shares to the following officers:

Name of Holder	Number of Registrable Shares
Safi R. Bahcall, Ph.D.	200,000
Keizo Koya, Ph.D.	160,000
James G. Barsoum, Ph.D.	160,000
Matthew L. Sherman, M.D.(1)	160,000
Keith S. Ehrlich, C.P.A.	100,000
Wendy E. Rieder, Esq.	100,000
Jeremy G. Chadwick, Ph.D.	100,000

(1)
Dr. Sherman is our former Senior Vice President and Chief Medical Officer. Dr. Sherman's employment with Synta ended effective January 27, 2006, and all of the shares of restricted common stock set forth above were forfeited.

These restricted shares of common stock are subject to repurchase by us at a repurchase price of $0.0001 per share if the officer is no longer employed by us. This right of repurchase lapses as to 50% of the shares on January 4, 2007 and the remaining 50% on the earlier of January 4, 2009 or the date the FDA approves an NDA for one of our drug candidates. The fair value of the common stock issued was determined to be $5.50 per share on the date of grant.

        On December 12, 2005, we granted an aggregate of 350,000 shares of restricted common stock to certain officers and key employees at a purchase price of $0.0001 per share as a reward for their service and as a long-term incentive, including the following grant:

Name of Holder	Number of Registrable Shares
Eric W. Jacobson, M.D.	100,000

These restricted shares of common stock are subject to repurchase by us at a repurchase price of $0.0001 per share if the officer is no longer employed by us. This right of repurchase lapses as to 50% of the shares on January 4, 2008 and the remaining 50% on the earlier of January 4, 2010 or the date the FDA approves an NDA for one of our drug candidates. The fair value of the common stock issued was determined to be $3.50 per share on the date of grant.

Acquisition of Principia Associates, Inc. and SBR Pharmaceuticals Corp.

        In September 2002, we acquired Principia Associates, Inc. and its subsidiary SBR Pharmaceuticals Corp. In this transaction, Principia became a wholly owned subsidiary of Synta as we acquired all of the outstanding capital stock of Principia in exchange for an aggregate of 4,939,500 shares of our common stock and warrants to purchase an aggregate of 959,126 shares of our common stock at a purchase price of $0.50 per share. The consideration paid in this transaction was determined through negotiations between the shareholders of Principia and the management and independent directors of Synta, based on factors such as the early stage potential of the compounds under development, the assets acquired, and the price paid by Principia to acquire SBR Pharmaceuticals Corp. in July 2002.

CxSynta, LLC and Mr. Gollust owned a majority of the outstanding shares of Principia and received the following consideration in exchange for their Principia shares in this transaction:

Principia Shareholders	Principia Shares	Synta Shares Issued	Warrants Issued
CxSynta, LLC	500,000	1,899,808	575,476
Keith R. Gollust	300,000	1,139,884	115,095

Total:	800,000	3,039,692	690,571

        Prior to this transaction, in July of 2002, Principia had acquired 98.8% of the outstanding capital stock of SBR Pharmaceuticals Corp., formerly Shionogi BioResearch Corp., at a purchase price of $0.3267973 per share, for an aggregate purchase price of approximately $12.2 million. Dr. Chen and affiliates of Dr. Chen were shareholders of Shionogi and received the following consideration in the transaction:

Shionogi Shareholders	Shionogi Shares	Aggregate Purchase Price
Lan Bo Chen, Ph.D.	1,140,000	$372,549
Lin-Huey Chen	4,800,000	1,568,627
Lan Bo Chen and Lin-Huey Chen Irrevocable Trust dated 12/29/95	860,000	281,046

The Lan Bo Chen and Lin-Huey Chen Irrevocable Trust is for the benefit of Dr. Chen, his spouse and family.

        In addition, in August and September 2002, we loaned a total of $1.0 million to SBR Pharmaceuticals Corp. pursuant to two promissory notes with fixed interest rates of 7%. These notes were due on December 31, 2002 but were forgiven in connection with our acquisition of Principia described above. In December 2002, we paid the liability for the remaining 1.2% of the outstanding capital stock of SBR Pharmaceuticals, and Principia and SBR were merged with Principia as the surviving corporation, which was renamed SBR Pharmaceuticals Corp. We then merged this wholly owned subsidiary with and into Synta. We believe that the transactions described above were entered into on terms no less favorable to us than we could have obtained from unrelated third parties.

Acquisition of Diagon Genetics, Inc.

        In December of 2002, we acquired Diagon Genetics, Inc. through the merger of Diagon with and into our wholly owned merger subsidiary, DGN Genetics Acquisition Corp., for consideration of approximately $13.5 million, consisting of 3,145,854 shares of our common stock at a per share value of $2.7108 and $5.0 million in cash. Dr. Bahcall, Dr. Chen, the Ann Chen Trust and the Jane Chen Trust, owned all of the outstanding capital stock of Diagon and received the following consideration in exchange for their Diagon shares in this transaction:

Shareholder	Diagon Shares	Synta Shares Issued	Cash Paid
Safi R. Bahcall, Ph.D.	1,009	1,227,601	$1,222,220
Lan Bo Chen, Ph.D.	838	—	3,777,780
Ann Chen Trust, and Jane Chen Trust, Lin-Huey Chen co-trustee	1,153	1,918,253	—

Total:	3,000	3,145,854	$5,000,000

The Ann Chen Trust and Jane Chen Trust are for the benefit of Dr. Chen's daughters. Dr. Bahcall was also a member of the board of directors, the President and the Secretary of Diagon, and Dr. Chen was also a member of the board of directors of Diagon. The consideration paid in this transaction was determined through negotiation between the shareholders of Diagon and the management and independent directors of Synta, based on factors such as the value of intellectual property and technologies to be acquired and an assessment of potential future cash flows from products that could be developed using the technologies acquired, and the valuations of similarly situated privately held biopharmaceutical companies. In December 2002, the wholly owned subsidiary resulting from this transaction was merged with and into Synta. We believe this transaction was entered into on terms no less favorable to us than we could have obtained from unrelated third parties.

Acquisition of the Assets of Cancer Genomics, Inc., Kava Pharmaceuticals, Inc., and SinglePixel Biomedical, Inc.

        In January of 2004, we acquired substantially all of the assets of each of Cancer Genomics, Inc., Kava Pharmaceuticals, Inc., and SinglePixel Biomedical, Inc. in a single transaction for consideration of approximately $2.2 million, consisting of 553,344 shares of our common stock, apportioned 25% to Cancer Genomics, 50% to Kava Pharmaceuticals, and 25% to SinglePixel Biomedical, at a per share value of $4.00 and the assumption of SinglePixel Biomedical, Inc.'s responsibilities under a Dana-Farber Cancer Institute license agreement. In addition, we are required to make cash payments to Kava Pharmaceuticals and SinglePixel Biomedical, respectively, if certain milestones regarding such company's technology are achieved. Further, if commercialization is achieved from products or services covered by a Cancer Genomics or Kava Pharmaceuticals patent we may owe royalties on the gross revenue achieved by such a product.

        Dr. Chen and his affiliates hold a non-voting membership interest in an unrelated entity CMAC, LLC, that is the majority stockholder of these three companies. Dr. Chen and his affiliates own substantially all of an entity, Three L Enterprises, that was a greater than 10% stockholder in Cancer Genomics, Inc., and SinglePixel Biomedical, Inc. The consideration paid in, and the terms of, this transaction were determined through negotiation between the shareholders of these entities and the management and independent directors of Synta, based on factors such as the value of intellectual property and technologies to be acquired and an assessment of potential future cash flows from products that could be developed using the technologies acquired, and the valuations of similarly situated privately held biopharmaceutical companies. We believe this transaction was entered into on terms no less favorable to us than we could have obtained from unrelated third parties.

License Agreement with SBR

        In April 2002, we entered into an exclusive license agreement with SBR for certain small molecule technology and know-how. Pursuant to this license, we paid SBR an initial fee of $1.0 million, and were obligated to make milestone payments and pay royalties. At the time of this transaction, Dr. Chen and his affiliates were significant shareholders of SBR as described above. This agreement was terminated in connection with our acquisition of Principia described above. We believe this transaction was entered into on terms no less favorable to us than we could have obtained from unrelated third parties.

Sublease with Affiliated Entities of Dr. Lan Bo Chen

        In October 2001, we entered into an arrangement to sublet office space from Munchi BioTherapeutics Corp., formerly known as Asiana Pharmaceuticals Corporation, an entity affiliated with and controlled by Dr. Chen. Three L Enterprises is the sole stockholder of this entity. Under the terms of this oral arrangement, we pay the monthly lease fees payable pursuant to the underlying lease, and we are obligated to pay the lease fees through the termination of the lease on May 30, 2009. In the alternative, we may find another tenant to sublet the space, but we are obligated to pay any difference between the monthly rent paid by the other tenant and the amount owed under the lease. Pursuant to this arrangement, we paid a total of approximately $14,000, $174,000, $194,000, $213,000 and $96,485 in 2001, 2002, 2003, 2004 and 2005, respectively. On May 25, 2005, this lease was assigned to us. We believe this transaction was entered into on terms no less favorable than we could have obtained from unrelated third parties.

Consulting Agreement with Dr. Lan Bo Chen

        In 2002, we entered into an oral consulting agreement with Dr. Chen pursuant to which Dr. Chen provided consulting services as mutually determined by us and Dr. Chen from time to time. This consulting agreement had no definitive term. Under the terms of the agreement, we provided compensation to Dr. Chen of $25,000 per month. Dr. Chen was paid $75,000, $300,000, $300,000 and $87,500 in 2002, 2003, 2004 and 2005, respectively, under this arrangement. In April 2005, we entered into a written consulting agreement with Dr. Chen pursuant to which he has agreed to provide consulting services to us and to serve as the chairman and/or a member of our scientific advisory board. This written agreement supersedes the aforementioned oral agreement. Under the terms of this agreement, we pay Dr. Chen $25,000 per month for these services. This written agreement has no definitive term and may be terminated by us or Dr. Chen upon 15 days advance written notice. The agreement also contains a one-year post termination non-competition and non-solicitation provision. We paid Dr. Chen $212,500 in 2005 and $225,000 through the nine months ended September 30, 2006 under this agreement.

Agreement and Release with Dr. Lan Bo Chen

        In January 2005, we entered into an Agreement and Release with Dr. Chen whereby we resolved all outstanding matters regarding various oral understandings and arrangements between Dr. Chen and Synta, including arrangements relating to (1) the assignment by Dr. Chen of the benefit of his interests, if any, resulting from our acquisition of the assets of Cancer Genomics, Inc., Kava Pharmaceuticals, Inc., and SinglePixel Biomedical, Inc., (2) Dr. Chen's assignment of inventions, non-competition, non-solicitation and confidentiality agreements with us, and (3) a general release by Dr. Chen of any and all claims that Dr. Chen may have had against us. Pursuant to this agreement we will pay Dr. Chen $500,000 payable in $25,000 installments quarterly for five years. We paid Dr. Chen $100,000 in 2005 and $75,000 through the nine months ended September 30, 2006 under this agreement.

Scientific Advisory Board Agreement with Dr. Judah Folkman

        In September 2003, we entered into a scientific advisory board agreement with Dr. Folkman pursuant to which Dr. Folkman provides consulting services as mutually determined by us and Dr. Folkman from time to time, up to a maximum of five days per month. This agreement had an initial term of one year and provides for automatic one-year extensions. The agreement may be terminated by us or Dr. Folkman for any reason upon 60 days advance written notice and may be immediately terminated in the event of a breach or threatened breach of certain provisions contained in the agreement. Under the terms of this agreement, we agreed to pay Dr. Folkman a consulting fee of $50,000 per year payable in quarterly installments and reimburse his reasonable expenses incurred in connection with his performance under the agreement. Pursuant to this agreement, Dr. Folkman was paid $25,000, $50,000, $50,000 and $25,000 in 2003, 2004, 2005 and through the nine months ended September 30, 2006, respectively. Under this agreement, Dr. Folkman has also been granted a non-qualified stock option to purchase 100,000 shares of common stock at an exercise price of $2.7108 per share. This option vests as to 25% of the shares on the first anniversary of the grant date and an additional 6.25% of the shares at the end of each successive three-month period thereafter, provided that the scientific advisory board agreement remains in effect on the date of vesting. Immediately following the grant of this option, Dr. Folkman transferred all right, title and interest in this option to Children's Medical Center Corporation pursuant to a stock option transfer agreement in which Children's Medical Center Corporation has agreed to be subject to all of the conditions and restrictions under the option. Pursuant to the terms of the scientific advisory board agreement, we have agreed to indemnify Dr. Folkman and Children's Hospital Boston, its corporate affiliates, current or future directors, trustees, officers, faculty, medical and professional staff, employees, students and agents and their respective successors, heirs and assigns against liability incurred in connection with claims arising out of the agreement, except to the extent caused by Dr. Folkman's misconduct or negligence. Pursuant to an oral agreement between Dr. Folkman and us entered into on or about September 30, 2006, and in connection with Dr. Folkman's appointment to our board of directors in September 2005, Dr. Folkman will no longer receive compensation under this agreement.

Investor Rights Agreement

        Upon completion of this offering, pursuant to an Amended and Restated Investor Rights Agreement dated December 31, 2002 by and among Synta and certain stockholders, as amended on January 11, 2005, the holders of                        shares of our common stock and 1,300,000 shares of our common stock issuable upon the exercise of options, are entitled to registration rights with respect to the shares of common stock held by them. These rights are provided under the terms of an investor rights agreement, as amended, between us and these shareholders. These shareholders include the following directors, beneficial owners of more than five percent of our voting securities, and their affiliates:

Name of Holder	Number of Registrable Shares
CxSynta, LLC(1)
Gollust Trust II(2)	200,000
Wyandanch Partners, LP(3)
Keith R. Gollust(4)	937,433
Bruce Kovner(5)
Total:

(1)
Consists of 24,284,285 shares of common stock and            shares of common stock issuable upon the conversion of 2,154,105 shares of Series A preferred stock.

(2)
Represents shares of common stock.

(3)
Consists of 3,662,068 shares of common stock and            shares of common stock issuable upon the conversion of 300,000 shares of Series A preferred stock.

(4)
Consists of 137,433 shares of common stock and 800,000 shares of common stock issuable upon the exercise of options.

(5)
Consists of 351,824 shares of common stock and            shares of common stock issuable upon the conversion of 30,131 shares of Series A preferred stock and 500,000 shares of common stock issuable upon the exercise of options.

        See "Description of Capital Stock—Registration Rights" for a more detailed description of these registration rights. Other than the registration rights set forth above, there are no provisions of the Amended and Restated Investor Rights Agreement, as amended, that will remain in effect after completion of this offering.

Indemnification Arrangements

        Our restated certificate of incorporation and restated bylaws to be effective upon completion of this offering provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering. See "Management—Limitation of Officers' and Directors' Liability and Indemnification" for a more detailed description of these indemnification arrangements.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 17, 2006, and as adjusted to reflect the sale of our common stock offered by this prospectus by:

  •
  the executive officers named in the summary compensation table;

  •
  each of our directors;

  •
  all of our current directors and executive officers as a group; and

  •
  each stockholder known by us to own beneficially more than five percent of our common stock.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of November 17, 2006, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on                        shares of common stock outstanding on November 17, 2006, which assumes the conversion of all outstanding shares of our Series A convertible preferred stock into                        shares of common stock, and                        shares of common stock outstanding after the completion of this offering.

        For purposes of calculating the number of shares of common stock into which the Series A convertible preferred stock will be convertible after the completion of this offering, we have assumed:

  •
  the closing of this offering occurs on                        , 2007, which would result in accumulated dividends of $                   per share of Series A convertible preferred stock and aggregate accumulated dividends of $                  on all outstanding shares of Series A convertible preferred stock; and

  •
  an initial public offering price of $                   per share, the mid-point of the range set forth on the cover page of this prospectus

        However, because each outstanding share of our Series A convertible preferred stock is convertible into a number of shares of our common stock determined by dividing (1) the Series A convertible preferred stock per share purchase price of $5.00 plus an accumulated dividend of 8% per year by (2) a conversion price equal to the lesser of (a) $5.00 or (b) 66.6667% of the initial public offering price per share, the number of shares of common stock into which the outstanding shares of Series A convertible preferred stock will be converted upon completion of this offering will differ if the actual closing date and/or initial public offering price are different from the assumptions set forth above. See "Prospectus Summary—General Information About This Prospectus" beginning on page 6. Accordingly, the percentage of common stock beneficially owned before and after this offering may differ from that set forth below. Following the completion of this offering, this information will be adjusted based on the actual closing date and initial public offering price and other terms of this offering determined at pricing.

        Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Synta Pharmaceuticals Corp., 45 Hartwell Avenue, Lexington, Massachusetts 02421.

		Percentage of Common Stock Beneficially Owned
Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Directors and Executive Officers
Safi R. Bahcall, Ph.D.(1)	9,057,104
Keizo Koya, Ph.D.(2)	913,300
Matthew L. Sherman, M.D.(3)	500
James G. Barsoum, Ph.D.(4)	507,050
Jeremy G. Chadwick, Ph.D.(5)	232,275
Keith R. Gollust(6)	(15)
Lan Bo Chen, Ph.D.(7)	13,851,587
Judah Folkman, M.D.(8)	11,429
Bruce Kovner(9)	(15)
William S. Reardon, C.P.A.(10)	40,243
Robert N. Wilson(11)
All current executive officers and directors as a group (14 persons)(12)	(15)
Five Percent Stockholders
CxSynta LLC(13) c/o Caxton Corporation Princeton Plaza, Building 2 731 Alexander Road Princeton, NJ 08540	(15)
Lin-Huey Chen(14) 184 East Emerson Road Lexington, MA 02420	13,851,587

*
Represents beneficial ownership of less than 1% of the shares of common stock.

(1)
Consists of 8,982,104 shares of common stock owned of record by and 75,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Dr. Bahcall. The amount excludes an aggregate of 440,000 shares of common stock of which 60,000 shares are owned of record by the Safi R. Bahcall Irrevocable Trust, the trustee of which is Dr. Bahcall's mother and of which Dr. Bahcall is the beneficiary; 97,000 shares are owned of record by the 2004 Neta Bahcall Grantor Retained Annuity Trust, the trustee of which is Dr. Bahcall and of which Dr. Bahcall is a beneficiary; 163,000 shares are owned of record by the 2006 Neta Bahcall Grantor Retained Annuity Trust, the trustee of which is Dr. Bahcall's sister and of which Dr. Bahcall is a beneficiary; 60,000 shares are owned of record by the Dan O. Bahcall Irrevocable Trust, the trustee of which is Dr. Bahcall's mother and of which Dr. Bahcall's brother is the beneficiary; and 60,000 shares are owned of record by the Orli G. Bahcall Irrevocable Trust, the trustee of which is Dr. Bahcall's mother and of which Dr. Bahcall's sister is the beneficiary. Dr. Bahcall disclaims beneficial ownership of the shares held by these trusts except to the extent of any pecuniary interest therein.

(2)
Consists of 160,000 shares of common stock owned of record by and 753,300 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Dr. Koya.

(3)
Represents shares of common stock owned of record by Dr. Sherman. Dr. Sherman's employment with Synta ended effective January 27, 2006.

(4)
Consists of 160,000 shares of common stock owned of record by and 347,050 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Dr. Barsoum.

(5)
Consists of 100,000 shares of common stock owned of record by and 132,275 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Dr. Chadwick.

(6)
Consists of 137,433 shares of common stock owned of record by and 800,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Mr. Gollust; 200,000 shares of common stock owned of record by the Gollust Trust II, a trust established for the benefit of Mr. Gollust's minor children; and 3,662,068 shares of common stock and                        shares of common stock issuable upon the conversion of 300,000 shares of Series A preferred stock (see note 15 below), owned of record by Wyandanch Partners, L.P. Mr. Gollust is the president and sole stockholder of Gollust Management, Inc., which is the general partner of Wyandanch Partners, L.P.

(7)
Consists of 2,821,601 shares of common stock owned of record by Dr. Chen; 366,786 shares of common stock owned of record by the Lan Bo Chen 2004 GRAT, the beneficiaries of which are Dr. Chen's two daughters; 568,895 shares of common stock owned of record by LAJ Holdings LLC, the co-managers of which are Dr. Chen and his spouse; 8,016,066 shares of common stock owned of record by the Wisteria Trust, the trustee of which is Dr. Chen's spouse; 973,927 shares of common stock owned of record by the Ann Chen Trust, a co-trustee of which is Dr. Chen's spouse; 973,927 shares of common stock owned of record by the Jane Chen Trust, a co-trustee of which is Dr. Chen's spouse; 51,785 shares of common stock owned of record by the Chen Grandchildren's Trust, a co-trustee of which is Dr. Chen's spouse; 27,800 shares of common stock owned of record by the Alexander Chen Wu 2002 Irrevocable Trust, a co-trustee of which is Dr. Chen's spouse; an aggregate of 39,600 shares of common stock owned of record by Dr. Chen's two daughters and their husbands; and 11,200 shares of common stock owned of record by the Allison Chen Wu 2004 Irrevocable Trust, a co-trustee of which is Dr. Chen's spouse. See note 14.

(8)
Represents shares of common stock owned of record by Dr. Folkman.

(9)
Consists of 351,824 shares of common stock and                        shares of common stock issuable upon the conversion of 30,131 shares of Series A preferred stock (see note 15 below), owned of record by and 218,750 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Mr. Kovner; and 24,284,285 shares of common stock and                        shares of common stock issuable upon the conversion of 2,154,105 shares of Series A preferred stock (see note 15 below), owned of record by CxSynta LLC. Caxton Corporation is the managing member of CxSynta LLC and Bruce Kovner is the chairman of Caxton Corporation. See note 13.

(10)
Consists of 6,493 shares of common stock owned of record by and 33,750 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Mr. Reardon.

(11)
Consists of 772,338 shares of common stock and                        shares of common stock issuable upon the conversion of 67,495 shares Series A preferred stock (see note 15 below), owned of record by Mr. Wilson and 218,750 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by Mr. Wilson.

(12)
Consists of the shares of common stock set forth in footnotes 1, 2 and 4 through 11 and 300,000 shares of common stock owned of record by and 532,659 shares of common stock issuable upon the exercise of options exercisable within 60 days of November 17, 2006 held by four executive officers not named in the table.

(13)
Represents 24,284,285 shares of common stock and                        shares of common stock issuable upon the conversion of 2,154,105 Series A preferred stock (see note 15 below), owned of record by CxSynta LLC. Caxton Corporation is the managing member of CxSynta LLC and Bruce Kovner is the chairman of Caxton Corporation. See note 9.

(14)
Consists of 2,821,601 shares of common stock owned of record by Ms. Chen's spouse, Dr. Chen; 366,786 shares of common stock owned of record by the Lan Bo Chen 2004 GRAT, the granter of which is Ms. Chen's spouse and the beneficiaries of which are Dr. Chen's two daughters; 568,895 shares of common stock owned of record by LAJ Holdings LLC, of which Ms. Chen is a manager; 8,016,066 shares of common stock owned of record by the Wisteria Trust, of which Ms. Chen is the trustee; 973,927 shares of common stock owned of record by the Ann Chen Trust, of which Ms. Chen is a co-trustee; 973,927 shares of common stock owned of record by the Jane Chen Trust, of which Ms. Chen is a co-trustee; 51,785 shares of common stock owned of record by the Chen Grandchildren's Trust, of which Ms. Chen is a co-trustee; 27,800 shares of common stock owned of record by the Alexander Chen Wu 2002 Irrevocable Trust, of which Ms. Chen is a co-trustee; an aggregate of 39,600 shares of common stock owned of record by Ms. Chen's two daughters and their husbands; and 11,200 shares of common stock owned of record by the Allison Chen Wu 2004 Irrevocable Trust, of which Ms. Chen is a co-trustee. See note 7.

(15)
For purposes of calculating the number of shares of common stock into which the Series A convertible preferred stock held by this stockholder will be converted upon completion of the offering, we have assumed (1) the closing of this offering occurs on                        , 2007 and (2) an initial public offering price of $                  per share. If the actual closing date of this offering and/or the actual initial public offering price differ from these assumptions, the number of shares of common stock into which the outstanding shares of Series A convertible preferred stock held by this stockholder will be converted upon completion of this offering will differ. See "Prospectus Summary—General Information About This Prospectus" beginning on page 6. Following the completion of this offering, this information will be adjusted based on the actual closing date and initial public offering price and other terms of this offering determined at pricing.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, we will be authorized to issue                        shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, and there will be                        shares of common stock and no shares of preferred stock outstanding. As of November 17, 2006, we had 90,256,431 shares of common stock outstanding held of record by 171 stockholders, 8,000,000 shares of our Series A convertible preferred stock outstanding held of record by 42 stockholders, and there were outstanding options to purchase 12,356,130 shares of common stock.

Common Stock

        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

        Preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences, and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring, or preventing a change in control of us or an unsolicited acquisition proposal.

Registration Rights

        The holders of                        shares of our common stock and 1,300,000 shares of our common stock issuable upon the exercise of options are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions, and fees and expenses of counsel to the registering security holders.

        Demand rights.    Beginning upon the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, as described below in the section entitled "Shares Eligible for Future Sale—Lock-Up Agreements," subject to specified limitations, the holders of not less than 60% of these registrable securities may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated aggregate offering price of such securities is at least $15,000,000. We may be required to effect up to two such registrations.

Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

        Piggyback rights.    If at any time after the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, we propose to register any of our equity securities under the Securities Act, other than in connection with:

  •
  a registration relating solely to our stock option plans or other employee benefit plans, or

  •
  a registration relating solely to a business combination or merger involving us, the holders of these registrable securities are entitled to notice of such registration and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

        Form S-3 rights.    If we become eligible to file registration statements on Form S-3, subject to specified limitations, a holder of these registrable securities can require us to register all or a portion of its registrable securities on Form S-3, if the anticipated aggregate offering price of such securities is at least $10,000,000. We may not be required to effect more than two such registrations in any rolling 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Anti-Takeover Provisions

        The provisions of (1) Delaware law, (2) our restated certificate of incorporation to be effective upon completion of this offering, and (3) our restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of the company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

        Delaware statutory business combinations provision.    We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

        Classified board of directors; removal of directors for cause.    Our restated certificate of incorporation and restated bylaws provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors to be held in 2008, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors to be held in 2009, and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors to be held in 2010. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

        Advance notice provisions for stockholder proposals and stockholder nominations of directors. Our restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder's notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year's annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our restated bylaws, such business will not be conducted at the meeting.

        Special meetings of stockholders.    Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

        No stockholder action by written consent.    Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

        Super-majority stockholder vote required for certain actions.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled "Anti-Takeover Provisions." This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a vote of a majority of the total number of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock will be Computershare, with offices at 250 Royall Street, Canton, Massachusetts 02021.

Listing

        We have applied to list our common stock on the Nasdaq Global Market under the symbol "SNTA."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have                        shares of common stock outstanding, assuming no exercise of any outstanding options outstanding. Of these shares, the                         shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of common stock are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale into the public market as follows:

Number of Shares	Date Available for Sale Into the Public Market
On the date of this prospectus.
After 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).

    *
    This 180-day period corresponds to the end of the lock-up period described below in "Lock-Up Agreements." This lock-up period may be extended as described below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of our then-outstanding shares of common stock, which will equal approximately                        shares immediately after this offering, or (2) the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements, and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

        Upon completion of this offering, the holders of                        shares of our common stock and                        shares of our common stock issuable upon the exercise of options or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.

Stock Options

        As of November 17, 2006, there were options outstanding to purchase 12,356,130 shares of common stock, including options to purchase 300,000 shares of common stock granted outside of our stock plans, and 9,305,427 shares of common stock have been reserved for future awards under our 2006 Stock Plan.

        Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-Up Agreements

        The holders of substantially all of our currently outstanding stock have agreed that, without the prior written consent of Bear, Stearns & Co. Inc. and Lehman Brothers Inc. on behalf of the underwriters and subject to the exceptions described in the section entitled "Underwriters" in this prospectus, they will not, during the period ending 180 days after the date of this prospectus, subject to a possible extension as described below:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. Bear, Stearns & Co. Inc. and Lehman Brothers Inc. do not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

        The lock-up agreements also provide that, if we issue an earnings release or if material news or a material event relating to our company occurs during the last 17 days of the 180-day restricted period or if prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restricted period will continue for the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

UNDERWRITING

        Subject to the terms and conditions described in an underwriting agreement among us, Bear, Stearns & Co. Inc., and Lehman Brothers Inc. as representatives and joint book-running managers, we have agreed to sell to the underwriters, and the underwriters severally have severally agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Lazard Capital Markets LLC
Montgomery & Co., LLC

Total

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased, other than shares covered by the over-allotment option described below. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to                        additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                              per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                               per share to other dealers. After the public offering, the public offering price, concession and discount may be changed. In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect that allocations to these discretionary accounts will exceed 5% of the total number of shares in this offering. The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to Synta

        At our request, the underwriters have reserved for sale, at the public offering price, up to                  shares offered by this prospectus for sale to some of our directors, officers, employees and other persons designated by us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

        The expenses of this offering that are payable by us, excluding the underwriting discount and commissions and related fees, are estimated at approximately $                        million.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        We, each of our officers and directors and certain of our stockholders have agreed, with certain limited exceptions, not to sell or transfer any of our securities for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Lehman Brothers Inc. Specifically, pursuant to these lock-up agreements we and these other individuals have agreed not to directly or indirectly:

  •
  offer, sell or contract to offer or sell any common stock, any other equity security of Synta or any of our subsidiaries, and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security;

  •
  solicit offers to purchase any such securities;

  •
  grant any call option with respect to any such securities;

  •
  purchase any put option with respect to any such securities;

  •
  pledge, borrow or otherwise dispose of any such securities;

  •
  establish or increase any "put equivalent position" with respect to any such securities;

  •
  liquidate or decrease any "call equivalent position" with respect to any such securities; or

  •
  enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any of such securities, whether such transaction is to be settled by delivery of such securities, other securities, cash or other consideration.

        Notwithstanding the foregoing, if (1) during the last 17 days of the applicable lock-up restriction period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the applicable lock-up restriction period, we announce that we will release earnings results during the 16 day period beginning on the last day of the applicable lock-up period, the above restrictions shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The lockup provisions do not prevent a security holder from transferring such securities by bona fide gift or by will or intestate succession to his or her immediate family or to a trust, the sole beneficiary of which is one or more of the security holder and his or her immediate family. Bear, Stearns & Co. Inc. and Lehman Brothers Inc. may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock option plans.

        We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol "SNTA."

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

        In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve sales by the underwriters of common stock in excess of the number of shares required to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make "naked" short sales, or sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price were our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours.

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. Lazard Freres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a fee from Lazard Capital Markets LLC in connection therewith.

LEGAL MATTERS

        The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Ropes & Gray LLP, Boston, Massachusetts, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of Synta Pharmaceuticals Corp. as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005 and for the period from inception (March 10, 2000) through December 31, 2005 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules, and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

        You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC's web site at http: //www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements, and other information at the SEC's public reference room, and the web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

SYNTA PHARMACEUTICALS CORP.
(A Development-Stage Company)

Nine months ended September 30, 2005 and 2006 and the period from inception (March 10, 2000) through September 30, 2006 (unaudited)

SYNTA PHARMACEUTICALS CORP.
(A Development-Stage Company)

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(Unaudited)

	December 31, 2005	September 30, 2006	Pro forma September 30, 2006
Assets
Current assets:
Cash and cash equivalents	$23,809	$41,802
Restricted cash	457	457
Marketable securities available-for-sale	38,248	16,928
Prepaid expenses and other current assets	436	816

Total current assets	62,950	60,003
Property and equipment, net	8,127	6,209
Other assets	133	132

Total assets	$71,210	$66,344

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$3,361	$1,777
Accrued expenses	8,741	7,052
Capital lease obligations	1,915	2,269
Deferred revenue	457	457

Total current liabilities	14,474	11,555
Capital lease obligations—long term	4,259	3,423

Total liabilities	18,733	14,978

Convertible preferred stock, at redemption value:
Series A convertible preferred stock, $0.0001 par value per share. Authorized: no shares at December 31, 2005, 8,000,000 shares at September 30, 2006 (actual) and shares at September 30, 2006 (pro forma). Issued and outstanding: no shares at December 31, 2005, 8,000,000 shares at September 30, 2006 (actual) and shares at September 30, 2006 (pro forma)	—	41,013

Commitments and contingencies (note 8)
Stockholders' equity:
Common stock, par value $0.0001 per share.
Authorized 150,000,000 shares at December 31, 2005, 158,000,000 shares at September 30, 2006 (actual) and shares at September 30, 2006 (pro forma); 90,697,855 shares issued and outstanding at December 31, 2005, 90,207,858 shares issued and outstanding at September 30, 2006 (actual) and shares issued and outstanding at September 30, 2006 (pro forma)	9	9
Additional paid-in capital	239,022	234,401
Deferred compensation	(7,225)	—
Accumulated other comprehensive income (loss)	(41)	14
Deficit accumulated during the development stage	(179,288)	(224,071)

Total stockholders' equity	52,477	10,353

Total liabilities and stockholders' equity	$71,210	$66,344	$

See accompanying notes to unaudited consolidated financial statements.

SYNTA PHARMACEUTICALS CORP.
(A Development-Stage Company)

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	Nine months ended September 30
			Period from inception (March 10, 2000) through September 30, 2006
	2005	2006
Research grant revenue	$—	$—	$1,477

Operating expenses:
Research and development	45,859	39,975	169,918
In-process research and development	—	—	19,671
General and administrative	9,330	6,171	31,865
Other compensation expense(1)	—	—	9,315

Total operating expenses	55,189	46,146	230,769

Loss from operations	(55,189)	(46,146)	(229,292)

Other income:
Investment income, net	1,818	1,363	5,221

Net loss	(53,371)	(44,783)	(224,071)
Convertible preferred stock dividends	—	1,052	1,052

Net loss attributable to common stockholders	$(53,371)	$(45,835)	$(225,123)

Basic and diluted weighted average common shares outstanding	89,008,133	89,054,467
Basic and diluted net loss attributable to common stockholders per share	$(0.60)	$(0.51)
Unaudited:
Pro forma net loss per common share—basic and diluted
Shares used in computing pro forma net loss per common share—basic and diluted

(1)
Excluded from general and administrative expense.

See accompanying notes to unaudited consolidated financial statements.

SYNTA PHARMACEUTICALS CORP.
(A Development-Stage Company)
Consolidated Statement of Stockholders' Equity and Comprehensive Loss
(in thousands, except share amounts)
(Unaudited)

						Deficit accumulated during the development stage
	Common stock				Accumulated other comprehensive income (loss)
			Additional paid-in capital	Deferred compensation			Total stockholders' equity	Comprehensive loss
	Shares	Amount
Balance at December 31, 2005	90,697,855	$9	$239,022	$(7,225)	$(41)	$(179,288)	$52,477
Eliminate deferred stock compensation	—	—	(7,225)	7,225	—	—	—
Convertible preferred stock dividends	—	—	(1,052)	—	—	—	(1,052)
Forfeitures restricted common shares	(510,000)	—	—	—	—	—	—
Issuance of common shares for services	19,503	—	69	—	—	—	69
Exercise of stock options	500	—	2	—	—	—	2
Compensation expense related to stock options for services	—	—	3,585	—	—	—	3,585
Unrealized gains on marketable securities	—	—	—	—	55	—	55	55
Net loss	—	—	—	—	—	(44,783)	(44,783)	(44,783)

Balance at September 30, 2006	90,207,858	$9	$234,401	$—	$14	$(224,071)	$10,353	$(44,728)

Pro forma balance at September 30, 2006

See accompanying notes to unaudited consolidated financial statements.

SYNTA PHARMACEUTICALS CORP.
(A Development-Stage Company)

Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine months ended September 30
			Period from inception (March 10, 2000) through September 30, 2006
	2005	2006
Cash flows from operating activities:
Net loss	$(53,371)	$(44,783)	$(224,071)
Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development	—	—	19,671
Common stock issued for licenses	—	—	1,242
Expense deferred offering costs	1,085	—	1,085
Other stock-related compensation expense	2,703	3,585	20,232
Depreciation and amortization	1,653	2,828	8,130
Changes in operating assets and liabilities, net of acquisitions:
Restricted cash	—	—	(457)
Prepaid expenses and other current assets	(537)	(380)	(556)
Other assets	(15)	1	(64)
Accounts payable	719	(1,584)	1,197
Accrued expenses	897	(1,636)	5,145
Deferred revenue	—	—	457

Net cash used in operating activities	(46,866)	(41,969)	(167,989)

Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	—	—	(5,586)
Advances issued to related parties	—	—	(1,630)
Purchases of marketable securities	(148,783)	(93,249)	(450,241)
Sales and maturities of marketable securities	188,219	114,624	433,327
Repayment of advances from related parties	—	—	1,630
Purchases of property and equipment	(4,544)	(894)	(8,388)

Net cash provided by (used in) investing activities	34,892	20,481	(30,888)

Cash flows from financing activities:
Proceeds from issuances of common stock and exercise of common stock warrants, net	134	—	195,890
Proceeds from issuance of convertible preferred stock, net	—	39,961	39,961
Proceeds from exercise of stock options	—	2	778
Proceeds from sale-leaseback of property and equipment	4,118	1,046	7,108
Payment of capital lease obligation	(658)	(1,528)	(2,871)
Payment of deferred offering costs	—	—	(187)

Net cash provided by financing activities	3,594	39,481	240,679

Net increase (decrease) in cash and cash equivalents	(8,380)	17,993	41,802
Cash and cash equivalents at beginning of period	42,736	23,809	—

Cash and cash equivalents at end of period	$34,356	$41,802	$41,802

Supplemental disclosure of noncash investing and financing activities:
Purchase of equipment under capital lease	$4,922	$1,046	$8,473
Convertible preferred stock dividends	—	$1,052	$1,052
Cash paid for interest	$158	$437	$730

See accompanying notes to unaudited consolidated financial statements.

SYNTA PHARMACEUTICALS CORP.
(A Development-Stage Company)

Notes to Unaudited Consolidated Financial Statements

(1) Nature of Business

        Synta Pharmaceuticals Corp. (the Company) was incorporated in March 2000 and commenced operations in July 2001. The Company is a biopharmaceutical company focusing on discovering, developing and commercializing small molecule drugs that address severe medical conditions, including cancer and chronic inflammatory diseases.

        The Company is subject to risks common to emerging companies in the drug development and pharmaceutical industry including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, dependence on key personnel, uncertainty of market acceptance of products, product liability, uncertain protection of proprietary technology, potential inability to raise additional financing and compliance with FDA and other government regulations.

(2) Summary of Significant Accounting Policies

  Basis of Presentation

        Since its inception, the Company has devoted its efforts to research, product development, and securing financing and has not earned significant revenue from its planned principal operations. Accordingly, the consolidated financial statements are presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development-Stage Enterprises.

        The accompanying interim balance sheet as of September 30, 2006, the consolidated statements of operations and cash flows for the nine months ended September 30, 2005 and 2006 and the period from inception (March 10, 2000) through September 30, 2006, and the consolidated statement of stockholders' equity and comprehensive loss for the nine months ended September 30, 2006 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These statements, however, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States of America for complete financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2005.

        In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting solely of normal recurring adjustments and accruals necessary for the fair presentation of the Company's financial position at September 30, 2006 and its results of operations and cash flows for the nine months ended September 30, 2005 and 2006 and the period from inception (March 10, 2000) through September 30, 2006. The results for the nine months ended September 30, 2006 are not necessarily indicative of results to be expected for the year ending December 31, 2006 or subsequent interim periods.

        On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment.

        Except as otherwise disclosed, the accounting policies underlying these interim financial statements are set forth in the consolidated financial statements for the year ended December 31, 2005.

  Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet and the unaudited pro forma statement of stockholders' equity and comprehensive loss as of September 30, 2006 reflect the assumed conversion of all outstanding shares of Series A convertible preferred stock and related dividends as of September 30, 2006 into                  shares of common stock.

  Principles of Consolidation

        The consolidated financial statements include the financial statements of Synta Pharmaceuticals Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include long-term contract accruals, recoverability of long-lived and deferred tax assets, valuation of acquired in-process research and development, measurement of stock-based compensation, and the fair value of the Company's common stock. The Company bases its estimates on historical experience and various other assumptions that management believes to be reasonable under the circumstances. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

  Stock-Based Compensation

  (i)    Stock-Based Compensation under APB No. 25

        Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25, in accounting for its employee stock options. Under this method, compensation expense is generally recorded on the date of grant only if the estimated fair value of the underlying stock exceeds the exercise price. Given the absence of an active market for the Company's common stock, the board of directors historically has determined the estimated fair value of common stock on the dates of grant based on several factors, including progress against regulatory, clinical and product development milestones, sales of common stock to outside investors and the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. As a result, the Company recorded deferred compensation charges for the difference between the estimated fair value of the common stock and the exercise price of options granted at the date of grant. Compensation expense is recognized over the vesting period on a straight-line basis.

        The Company accounts for stock options issued to nonemployees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees, or in Conjunction with Selling Goods or Services, which requires valuing the stock options using a Black-Scholes option pricing model and remeasuring such stock options to the current fair value until the performance date has been reached.

        SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, for options granted through December 31, 2005. The following table illustrates the effect on net loss attributable to common stockholders as if the fair-value-based method had been applied to all outstanding and unvested awards for the nine-month period ended September 30, 2005 and the period from inception (March 10, 2000) through September 30, 2005, prior to the adoption of SFAS No. 123(R), Share-Based Payment on January 1, 2006 (in thousands, except per share amounts).

	Nine months ended September 30, 2005	Period from inception (March 10, 2000) through September 30, 2005
Net loss attributable to common stockholders, as reported	$(53,371)	$(163,796)
Add: stock-based employee compensation expense determined under the fair value method	(3,017)	(7,093)
Deduct: stock-based employee compensation expense included in reported net loss	1,589	3,309

Pro forma net loss attributable to common stockholders	$(54,799)	$(167,580)

Basic and diluted net loss attributable to common stockholders per common share, as reported	$(0.60)
Basic and diluted net loss attributable to common stockholders per common share, pro forma	(0.62)

        For the nine months ended September 30, 2005 and 2006, the fair value of each employee stock option award was estimated on the date of grant based on the fair value method using the Black-Scholes option pricing valuation model with the following weighted average assumptions:

			Period from inception (March 10, 2000) through September 30, 2006
	Nine months ended September 30,
	2005	2006
Risk-free interest rate	3.83%	4.63%	3.61%
Expected life in years	5.00	6.25	5.22
Volatility	70%	75%	25%
Expected dividend yield	—	—	—
Weighted average grant-date fair value	$3.30	$2.45	$1.32

        Prior to January 17, 2005, the Company utilized the minimum value method and therefore did not consider volatility in estimating the fair value of its stock options.

  (ii)    Stock Based Compensation under SFAS No. 123(R):

        Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method of transition for employee stock option awards granted after January 17, 2005 (valued using the fair value method), and using the prospective method for awards granted prior to January 17, 2005 (valued using the minimum value method). Therefore, compensation cost recognized in the nine-month period ended September 30, 2006 includes: (a) compensation costs related to the vesting of employee stock options granted after January 17, 2005 but prior to January 1, 2006, based on the grant date fair value method estimated in accordance with the provisions of SFAS 123 adjusted for estimated forfeitures (b) compensation costs related to the continued vesting of nonvested restricted stock awards granted prior to January 1, 2006, and (c) compensation costs for all share-based payments granted or modified subsequent to January 1, 2006, based on the provisions of SFAS No. 123(R).

        Prior to the adoption of SFAS No. 123(R), the Company presented its unamortized portion of deferred compensation cost for nonvested stock options in the consolidated statement of stockholders' equity (deficit) and comprehensive loss with a corresponding credit to additional paid-in capital. Upon the adoption of SFAS No. 123(R), these amounts were offset against each other. Under SFAS No. 123(R), an equity instrument is not considered to be issued until the instrument vests. As a result, compensation costs are recognized over the requisite service period with an offsetting credit to additional paid-in capital, and the deferred compensation balance of $7,225,000 at January 1, 2006 was netted against additional paid-in capital during the first quarter of 2006.

        The Company continued to use the Black-Scholes option pricing model as the most appropriate valuation method for its option grants. The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility and expected lives of the options. Since the Company has a limited history of stock activity, expected volatility is based on historical data from several public companies similar in size and value to the Company. The Company will continue to use a weighted average approach using historical volatility and other similar public entity volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The

Company estimates the forfeiture rate based on historical data. Based on an analysis of historical forfeitures, the Company has applied forfeiture rate of 10% to all options vesting in the nine months ended September 30, 2006. The analysis will be re-evaluated at least annually and the forfeiture rate will be adjusted as necessary. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected lives for options granted represents the period of time that options granted are expected to be outstanding. Since January 1, 2006 the Company has used the simplified method for determining the expected lives of options.

        For awards with graded vesting, the Company allocates compensation costs under SFAS No. 123(R) on a straight-line basis over the requisite service period. The Company amortized the fair value of each option over each option's service period, which is generally the vesting period.

        As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's net loss for the nine months ended September 30, 2006 was approximately $2,435,000 higher than if it had continued to account for share-based compensation under APB Opinion No. 25.

        The Company's net loss for the nine months ended September 30, 2006 includes $3,585,000 of compensation costs and no income tax benefit related to the Company's stock-based compensation arrangements for employee and nonemployee awards. As of September 30, 2006, the total amount of unrecognized stock-based compensation expense is $13,986,000 and will be recognized over a weighted average period of 3.0 years.

        The following table outlines the details of recognized and unrecognized expense for these stock-based compensation arrangements (in thousands):

	Stock compensation expense for the nine months ended September 30, 2006	Unrecognized stock compensation expense as of September 30, 2006
Employee stock options	$2,067	$9,786
Repriced employee stock options	368	377
Employee option issued below fair value	58	22
Non-employee stock options	214	301
Restricted stock	878	3,500

	$3,585	$13,986

        Stock-based compensation expense is allocated as follows (in thousands):

	Nine months ended September 30,
	2005	2006
Research and development	$2,046	$2,578
General and administrative	657	1,007

Total	$2,703	$3,585

        Certain of the employee stock options granted by the Company are structured to qualify as incentive stock options (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the Company will receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a qualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. The Company has not recognized any income tax benefit for the share-based compensation arrangement due to the fact that the Company does not believe it is more likely than not it will recognize any deferred tax assets from such compensation cost recognized in the current period.

  Basic and Diluted Net Loss Per Common Share

        Net loss per share is computed based on the guidance of SFAS No. 128, Earnings Per Share (SFAS 128), requiring companies to report both basic net loss per common share, which is computed using the weighted average number of common shares outstanding during the period, and diluted net loss per common share, which is computed using the weighted average number of common shares outstanding and the weighted average dilutive potential common shares outstanding using the treasury stock method. However, for all periods presented, diluted net loss per share is the same as basic net loss per share as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options and warrants and conversion of convertible preferred stock would be anti-dilutive.

        The following table summarizes securities outstanding at each of the periods presented which were not included in the calculation of diluted net loss per share since their inclusion would be anti-dilutive.

	September 30
	2005	2006
Common stock options	11,810,948	12,473,813
Nonvested restricted stock	1,317,728	1,140,000
Convertible preferred stock	—	8,210,411

        The convertible preferred stock and accrued dividends have been reflected as being converted into common stock using a $5.00 per share conversion factor. The convertible preferred stock has several different conversion rights that are discussed in note 5 to the unaudited consolidated financial statements.

        The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of the Series A convertible preferred stock and the payment of related dividends through the issuance of shares of common stock on the original date of issuance and at the then current rate of conversion.

Nine months ended September 30, 2006
(in thousands, except for share and per share amounts)
Historical
Numerator
Net loss attributable to common stockholders	$(45,835)
Denominator
Weighted average common shares outstanding	89,054,467
Net loss attributable to common stockholders—basic and diluted	$(0.51)
Unaudited pro forma
Numerator
Net loss attributable to common stockholders used above	$(45,835)
Pro forma adjustment to eliminate dividends on convertible preferred stock	1,052

Pro forma net loss attributable to common stockholders	$(44,783)
Denominator
Shares used above	89,054,467
Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible preferred stock and accrued dividends into common stock

Shares used to compute pro forma basic and diluted net loss per common share
Pro forma net loss per common share—basic and diluted	$

  Recent Accounting Pronouncements

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes (APB Opinion No. 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement applies to all voluntary changes in accounting principle, and changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the transition provisions of any existing account pronouncements, including those that are in a transition phase as of the effective date of the statement. The Company adopted the provisions of SFAS No. 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on the Company's consolidated financial position or consolidated statement of operations.

        In June 2005, the FASB issued FSP 150-5. The FSP clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under SFAS No. 150, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as permanent or temporary equity. The FSP was effective for the first reporting period beginning after June 30, 2005. The Company adopted FSP 150-5 in 2006 and the impact was not material to the Company's consolidated financial position or consolidated statement of operations.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the company has not yet issued financial statements, including interim financial statements, in the period Interpretation No. 48 is adopted. The Company is currently evaluating the impact the adoption of this interpretation will have on its consolidated results of operations and financial position.

(3) Cash and Cash Equivalents and Marketable Securities

        A summary of cash and cash equivalents and available-for-sale marketable securities held by the Company as of December 31, 2005 and September 30, 2006 is as follows:

	December 31, 2005
	Cost	Unrealized gains	Unrealized losses	Fair value
	(in thousands)
Cash and cash equivalents:
Cash and money market funds	$23,809	$—	$—	$23,809
Marketable securities:
Corporate bonds:
Due within 1 year	38,289	—	(41)	38,248

Total cash and cash equivalents and marketable securities	$62,098	$—	$(41)	$62,057

	September 30, 2006
	Cost	Unrealized gains	Unrealized losses	Fair value
	(in thousands)
Cash and cash equivalents:
Cash and money market funds	$41,802	$—	$—	$41,802
Marketable securities:
Corporate bonds:
Due within 1 year	16,914	14	—	16,928

Total cash and cash equivalents and marketable securities	$58,716	$14	$—	$58,730

(4) Property and Equipment

       Property and equipment consist of the following:

	December 31, 2005	September 30, 2006
	(in thousands)
Laboratory equipment	$7,272	$8,075
Leasehold improvements	3,824	3,854
Computers and software	954	1,006
Furniture and fixtures	677	677

	12,727	13,612
Less accumulated depreciation and amortization	(4,600)	(7,403)

	$8,127	$6,209

        Depreciation and amortization expenses of property and equipment were approximately $1,653,000, $2,828,000 and $8,130,000 for the nine months ended September 30, 2005 and 2006 and the period from inception (March 10, 2000) through September 30, 2006, respectively.

(5) Stockholders' Equity

Convertible Preferred Stock

        In June 2006, the Company sold 8,000,000 shares of its Series A Convertible Preferred Stock (the "Preferred Stock") at a price of $5.00 per share resulting in gross proceeds of $40 million. The Preferred Stock accrues a cumulative annual dividend of 8% of its purchase price.

  Liquidation Preference

        In the event of a liquidating event or deemed liquidating event as defined below, amounts available for distributions to holders of the Company's capital stock will be paid first to holders of the Preferred Stock, on a pro rata basis, equal to the Preferred Stock purchase price plus all accrued or declared but unpaid dividends (the "accrued dividends") and second ratably to holders of common stock.

        A merger, acquisition, consolidation or sale of all or substantially all assets or other reorganizations or any transaction or series of transactions resulting in a transfer of more than 50% stock ownership of the Company constitutes a deemed liquidating event. The Preferred Stock is classified outside of permanent equity because the transfer of stock ownership is outside of the Company's control and, accordingly, is treated as redeemable.

  Voting rights

        The Preferred Stock generally votes together with common stock with the right to that number of votes equal to the number of shares of common stock then issuable upon conversion of the Preferred Stock.

  Conversion

  Voluntary conversion

        The number of shares of common stock into which each share of Preferred Stock may be converted at the holder's option is determined by dividing the Preferred Stock purchase price plus all accrued dividends by the Preferred Stock purchase price of $5.00 per share.

  Automatic conversion upon an initial public offering

        Each share of Preferred Stock will be automatically converted into shares of common stock upon the consummation of a firm committment underwritten public offering of the Company's common stock (an "IPO"). The number of shares of common stock into which each share of Preferred Stock will be converted will be determined by dividing the Preferred Stock purchase price plus all accrued dividends by the lesser of $5.00 or 66.6667% of the offering price to the public of the IPO.

  Automatic conversion upon vote

        Each share of the Preferred Stock will be automatically converted into shares of common stock upon the affirmative vote of the holders of at least a majority of the Preferred Stock voting as a separate class. The number of shares of common stock into which each share of Preferred Stock will be converted will be determined by dividing the Preferred Stock purchase price plus all accrued dividends by the Preferred Stock purchase price of $5.00 per share.

  Optional conversion following qualified financing

        In the event that, prior to the closing of an IPO, the Company completes a Qualified Financing as defined below, each share of the Preferred Stock will be convertible at any time within the two month period following such Qualified Financing, at the option of the holder, into shares of the same type and class of capital stock of the Company issued in such Qualified Financing (the "Investor Stock"). The number of shares of Investor Stock into which each share of Preferred Stock will be converted will be determined by dividing the Preferred Stock purchase price plus all accrued dividends by the price per share paid by the purchasers of such shares of Investor Stock. A "Qualified Financing" means a transaction, or series of related transactions, entered into by the Company for the primary purpose of raising capital in which the Company issues shares of Investor Stock and receives gross proceeds of at least $5.0 million; provided that a Qualified Financing does not include an IPO nor any sale of equity by the Company entered into by the Company primarily for purposes other than capital raising, as reasonably determined by the Board of Directors. This right of optional conversion shall apply only to the first Qualified Financing occurring after the closing of the sale of the Preferred Stock, and not to any other successive transaction, or series of related transactions, entered into by the Company for the primary purpose of raising capital and may be waived or eliminated by the affirmative vote of the holders of at least a majority of the Preferred Stock voting as a separate class.

  Proportional adjustments

        The Preferred Stock, including its conversion price, is subject to proportional adjustments for stock dividends, stock splits, combinations or other similar recapitalization affecting to shares of common stock.

Common Stock

        In April 2006, the Company issued the chief executive officer 19,503 shares of its common stock at $3.50 per share in connection with a partial payment of his annual bonus.

(6) Stock Option Plans

        In March 2006, the Company terminated the Synta Pharmaceuticals Corp. 2001 Stock Plan (the 2001 Stock Option Plan) and adopted the Synta Pharmaceuticals Corp. 2006 Stock Plan (the 2006 Stock Option Plan). The 2006 Stock Option Plan provides for the grant of incentive stock options, nonstatutory stock options and nonvested stock to employees, officers, directors and consultants to the Company. A total of 9,625,000 shares of common stock have been reserved for issuance under the 2006 Stock Option Plan. The administration of the 2006 Stock Option Plan is under the general supervision of the board of directors. The exercise price of the stock options is determined by the board of directors, provided that incentive stock options are granted at not less than fair market value of the common stock on the date of grant and expire no later than ten years from the date the option is granted. Options generally vest over four years. The Company issues stock from its unissued stock pool to satisfy stock option exercises.

        In February 2006, the Company's board of directors authorized the amendment of 3,732,300 stock options outstanding as of March 1, 2006 for active employees, board of directors and consultants under the 2001 Stock Option Plan having an exercise price of $4.00 and above to provide for such options to have an amended exercise price equal to the then fair value of $3.50 per share. The amendment affected 159 option holders, of which 150 were employees. The amendment was accounted for in the same manner as the cancellation of existing options and the grant of new options. The Company recognized compensation expense, in the amount of approximately $269,000, to reflect the incremental compensation for vested options in connection with the re-pricing and $99,000 of additional compensation in the nine months ended September 30, 2006 to reflect the amortization of the incremental compensation for the unvested options. As of September 30, 2006, the total amount of unrecognized additional stock-based compensation expense in connection with the amended shares is $377,000 and will be recognized over a weighted average period of 3.2 years.

  Non-Vested ("Restricted") Stock Awards With Service Conditions

        The Company's share-based compensation plan provides for awards of restricted shares of common stock to officers, other employees and non-employee directors. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period. The remaining unrecognized compensation expense on restricted stock at September 30, 2006 was $3,500,000. The period over which the balance is expected to be recognized is up to thirty nine months. Vesting may accelerate upon the Food and Drug Administration approval of the Company's first New Drug Application.

  General Option Information

        A summary of stock option activity is as follows:

		Options Outstanding
	Options available for Grant	Shares	Weighted average exercise price of shares under plan
Outstanding at January 1	1,536,966	11,790,734	$3.48
Granted	(2,934,851)	2,934,851	3.50
Exercised	—	(500)	4.00
Cancelled(1)	1,195,985	(2,251,272)	4.08
Additional shares reserved(2)	9,625,000	—	—

Outstanding at September 30	9,423,100	12,473,813	$2.98

(1)
In March 2006, the Company terminated the 2001 Stock Option Plan and cancelled the then 373,890 shares reserved for future issuance.

Options cancelled subsequent to the March 2006 termination of the 2001 Stock Option Plan do not return to the pool of options available for future issuance.

Includes the effect of stock option cancellations for the period prior to termination of the 2001 Stock Plan of 1,110,375 shares.

Includes the effect of non-vested restricted stock cancellations for the period prior to termination of the 2001 Stock Plan of 450,000 shares.

Includes the effect of stock option cancellations under the 2006 Stock Plan of 9,500 shares.

(2)
In March 2006, the Company adopted the 2006 Stock Option Plan and authorized 9,625,000 shares for future issuance.

        Included in the Company's stock options outstanding at September 30, 2006 are 1,591,724 options issued to non-employee consultants with a weighted average exercise price of $2.12 of which 1,477,391 are vested. The compensation expense is recorded over the respective vesting periods and is subject to variable accounting treatment prior to vesting, whereby the Company remeasures the fair value of the options at the end of each reporting period. Compensation expense related to these options was approximately $1,049,000, and $214,000 for the nine months ended September 30, 2005 and 2006, respectively.

        The following table summarizes information about currently outstanding and exercisable stock options at September 30, 2006:

	Options Outstanding				Options Exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Aggregate intrinsic value	Number exercisable	Weighted average remaining contractual life	Weighted average exercise price per share	Aggregate intrinsic value
$0.50	659,050	5.16	$0.50	$1,977,150	659,050	5.16	$0.50	$1,977,150
2.71	5,768,424	6.35	2.71	4,557,055	5,528,861	6.34	2.71	4,367,800
3.50	6,046,339	8.70	3.50	—	1,737,817	7.99	3.50	—

	12,473,813	7.43	$2.98	$6,534,205	7,925,728	6.60	$2.70	$6,344,950

        The following table summarizes the stock-based payment awards to employees during 2006:

Recipient	Month Granted	Shares	Per Share Exercise/ Price	Per Share Fair Value	Per Share Intrinsic Value
Employees	January 2006	4,600	$3.50	$3.50	$—
Employees	February 2006	2,710,351	3.50	3.50	—
Employees	March 2006	18,000	3.50	3.50	—
Employees	May 2006	69,600	3.50	3.50	—
Employees	June 2006	24,300	3.50	3.50	—
Employees	July 2006	38,500	3.50	3.50	—
Employees	August 2006	43,000	3.50	3.50	—
Employees	September 2006	26,500	3.50	3.50	—

Total		2,934,851

  General Restricted Shares Information

        The Company's restricted stock activity is as follows:

	2006
	Shares	Weighted average grant date fair value
Outstanding at January 1	1,686,363	$5.08
Granted	—	—
Exercised	—	—
Cancelled	(510,000)	4.52

Outstanding at September 30	1,176,363	$5.33

        In April 2006, stock options to purchase 500 shares of the Company's common stock were exercised, resulting in proceeds of $2,000.

(7) Accrued Expenses

        Accrued expenses consist of the following:

	December 31, 2005	September 30, 2006
	(in thousands)
Contracted research costs	$5,541	$4,000
Compensation and benefits	887	958
Professional fees	1,537	1,589
Other	776	505

	$8,741	$7,052

(8) Commitments and Contingencies

  Leases

        In August 2006, the Company renewed a lease for one of its research and office facillities for one year.

        In August 2006, the Company renewed a lease for one of its research and office facilities for a five-year term and a five-year renewal option.

        Minimum payment commitments exclusive of operating costs and taxes, under the Company's operating leases, including the lease extensions are as approximately as follows (in thousands):

Years ended December 31,
2007	$1,852
2008	843
2009	610
2010	523
2011	479

Total	$4,307

(9) Related-Party Transactions

  Consulting Agreements

        The Company paid its scientific founder, who is also a member of its Board of Directors, consulting fees and installment payments related to an Agreement and Release of approximately $300,000 in each of the nine months ended September 30, 2005 and 2006.

        The Company paid a scientific advisory board member who is also a member of its Board of Directors, consulting fees of approximately $38,000 in the nine months ended September 30, 2006.

(10) Retirement Plan

        In April 2006, the Company began matching participants' contributions under its 401(k) retirement plan up to 6% of the employee's salary. The match is subject to a three-year equally graded vesting schedule and any forfeitures will be applied to reduce the Company's contributions. Company contributions for the nine months ended September 30, 2006 were approximately $163,000, subject to forfeitures.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Lehman Brothers

Lazard Capital Markets	Montgomery & Co., LLC

                       , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee, the Nasdaq Global Market Listing Fee and the NASD Filing Fee.

SEC Registration Fee	$12,305
Nasdaq Global Market Listing Fee
NASD Filing Fee	12,000
Printing and Engraving Fees
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total

Item 14.    Indemnification of Directors and Officers.

        Our restated certificate of incorporation and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Synta Pharmaceuticals Corp. or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

        Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article NINTH of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

  •
  from any breach of the director's duty of loyalty to us or our stockholders;

  •
  from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; and

  •
  from any transaction from which the director derived an improper personal benefit.

        We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering.

        Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of Synta Pharmaceuticals Corp., our directors and officers who sign the registration statement and persons who control Synta Pharmaceuticals Corp., under certain circumstances.

Item 15.    Recent Sales of Unregistered Securities.

        We have sold the following securities that were not registered under the Securities Act. The following information gives effect to a             -for-            reverse split of our common stock to be effected prior to the completion of this offering.

(a)   Issuances of Capital Stock and Warrants

        Set forth below is information regarding shares of our common stock issued and warrants granted, by us since October 15, 2003. Also included is the consideration, if any, received by us for such shares and warrants.

1.
Between October 15, 2003 and January 22, 2004, we issued and sold 12,500,000 shares of our common stock at a purchase price per share of $4.00 to 43 accredited investors for an aggregate purchase price of $50,000,000.00.

2.
On December 17, 2003, we issued 575,476 shares of our common stock upon the exercise of warrants to an accredited investor for an aggregate purchase price of $287,738.00.

3.
On January 9, 2004, we issued 553,344 shares of our common stock with an aggregate value of $2,213,376.00 to three privately held corporations as consideration for our acquisition of certain assets from such corporations.

4.
On November 10, 2004, we issued and sold 16,000,000 shares of our common stock at a purchase price per share of $5.00 to 76 accredited investors for an aggregate purchase price of $80,000,000.00.

5.
On November 15, 2004, we issued 115,095 shares of our common stock upon the exercise of warrants to an accredited investor for an aggregate purchase price of $57,547.50.

6.
On December 21, 2004, we issued 1,460,000 shares of restricted common stock to certain officers at a purchase price of $0.0001 per share for an aggregate purchase price of $146.00.

7.
On January 11, 2005, we issued 268,555 shares of our common stock upon the exercise of warrants to an accredited investor for an aggregate purchase price of $134,277.50.

8.
On January 18, 2005, we issued 12,726 shares of restricted common stock to our non-employee directors as compensation for services as a director at a purchase price of $0.0001 per share for an aggregate purchase price of $1.27.

9.
On October 14, 2005, we issued 23,637 shares of restricted common stock to our non-employee directors as compensation for services as a director at a purchase price of $0.0001 per share for an aggregate purchase price of $2.36.

10.
On December 12, 2005, we issued 350,000 shares of restricted common stock to certain officers at a purchase price of $0.0001 per share for an aggregate purchase price of $35.00.

11.
On April 14, 2006, we issued 19,503 shares of our common stock at a purchase price per share of $3.50 for an aggregate purchase price of $68,260.50 to our President and Chief Executive Officer as partial payment for his annual bonus.

12.
On June 2, 2006, we issued and sold 8,000,000 shares of our Series A convertible preferred stock at a purchase price per share of $5.00 to 42 accredited investors for an aggregate purchase price of $40,000,000.

13.
On November 17, 2006, we issued 48,573 shares of restricted common stock to our non-employee directors as compensation for services as a director at a purchase price of $0.0001 per share for an aggregate purchase price of $4.85.

        All of these issuances were made in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as sales not involving a public offering. The recipients of securities in each of the above-referenced transactions represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients either received adequate information about us or had, through their relationship with us, adequate access to such information.

(b)   Certain Grants and Exercises of Stock Options

        The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

        Pursuant to our stock plans and certain stand-alone stock option agreements, we have issued options to purchase an aggregate of 18,053,850 shares of common stock. Of these options:

  •
  options to purchase 5,411,283 shares of common stock have been canceled or lapsed without being exercised;

  •
  options to purchase 286,437 shares of common stock have been exercised; and

  •
  options to purchase a total of 12,356,130 shares of common stock are currently outstanding, at a weighted average exercise price of $2.97 per share.

Item 16.    Exhibits and Financial Statement Schedules.

(a)   Exhibits

        See Exhibit Index set forth on page II-7, which is incorporated herein by reference

(b)   Financial Statement Schedules

        Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lexington, Massachusetts, on November 22, 2006.

By:	/s/ SAFI R. BAHCALL Safi R. Bahcall, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Synta Pharmaceuticals Corp., hereby severally constitute and appoint Safi R. Bahcall, Ph.D. and Keith S. Ehrlich, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ SAFI R. BAHCALL Safi R. Bahcall, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	November 22, 2006
/s/ KEITH S. EHRLICH Keith S. Ehrlich, C.P.A.	Vice President, Finance and Administration, Chief Financial Officer (principal financial and accounting officer)	November 22, 2006
/s/ KEITH R. GOLLUST Keith R. Gollust	Chairman of the Board	November 22, 2006
/s/ LAN BO CHEN Lan Bo Chen, Ph.D.	Director	November 22, 2006

/s/ JUDAH FOLKMAN Judah Folkman, M.D.	Director	November 22, 2006
/s/ BRUCE KOVNER Bruce Kovner	Director	November 22, 2006
/s/ WILLIAM REARDON William Reardon, C.P.A.	Director	November 22, 2006
/s/ ROBERT N. WILSON Robert N. Wilson	Director	November 22, 2006

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
*1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Registrant.
*3.1(a)	Certificate of Amendment to Certificate of Incorporation, as amended, to be filed prior to completion of the offering to effect a -for- reverse stock split.
*3.2	Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering.
3.3	Bylaws, as amended, of the Registrant.
*3.4	Restated Bylaws of the Registrant to be effective upon completion of this offering.
*4.1	Form of Common Stock Certificate.
4.2.1	Amended and Restated Investor Rights Agreement, dated December 13, 2002, by and among the Registrant and certain stockholders of the Registrant.
4.2.2	First Amendment, dated January 11, 2005, to the Amended and Restated Investor Rights Agreement, dated December 13, 2002, by and among the Registrant and certain stockholders of the Registrant.
*5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
10.1	2001 Stock Plan.
10.2	2006 Stock Plan.
*10.2(a)	Form of incentive stock option agreement under 2006 Stock Plan.
*10.2(b)	Form of nonqualified stock option agreement under 2006 Stock Plan.
*10.2(c)	Form of restricted stock agreement under 2006 Stock Plan.
*10.2(d)	Form of nonqualified stock agreement for directors under 2006 Stock Plan.
*10.2(e)	Form of restricted stock agreement for directors under 2006 Stock Plan.
10.3	Director Compensation Policy.
10.4	Non-Qualified Stock Option Agreement, dated May 27, 2004, by and between the Registrant and Keith R. Gollust.
10.5	Duffy Hartwell Limited Partnership Commercial Lease, dated November 4, 1996, by and between Duffy Hartwell Limited Partnership and Shionogi BioResearch Corp., as amended by First Amendment to Commercial Lease, dated August 30, 2006.
10.6	Lease of 125 Hartwell Avenue, Lexington, MA, dated October 26, 1992, by and between Fuji ImmunoPharmaceuticals Corp. and 125 Hartwell Trust, as amended by First Amendment dated January 31, 1993, Second Amendment dated October 1, 1997, Third Amendment dated November 1, 2002, Assignment and Assumption of Lease and Consent of Release by Landlord and Fourth Amendment of Lease, dated July 9, 2004, Fifth Amendment, dated October 22, 2004 and Sixth Amendment, dated August 1, 2005.
10.7	Lease, dated January 13, 2005, by and between the Registrant and Mortimer B. Zuckerman and Edward H. Linde, Trustees of 91 Hartwell Avenue Trust, as amended on August 14, 2006.
10.8	Pinnacle Properties Management, Inc. Standard Form Commercial Lease, dated May 31, 1999, by and between 6-8 Preston Court, L.L.C. and Asiana Pharmaceuticals Corporation, as amended by Amendment to Lease #1, dated July 31, 2000, Amendment to Lease #2, dated November 26, 2001, and Amendment to Lease #3, dated December 2003, and as assigned to the Registrant by Assignment and Assumption of Lease and Landlord's Consent, dated May 25, 2005, and Subordination, Non-Disturbance and Attornment Agreement, dated May 25, 2005.

10.9	Master Lease Agreement, dated November 10, 2004, by and between the Registrant and General Electric Capital Corporation, as amended by Letter Agreement, dated June 24, 2005.
10.10	Stock Exchange Agreement, dated September 9, 2002, by and among the Registrant, Principia Associates, Inc. and certain stockholders of Principia Associates, Inc.
10.11	Agreement of Merger, dated December 27, 2002, by and among the Registrant, DGN Genetics Acquisition Corp., Diagon Genetics, Inc. and certain stockholders of Diagon Genetics, Inc.
**10.12	Asset Purchase Agreement, dated December 17, 2003, by and among the Registrant, Cancer Genomics, Inc., Kava Pharmaceuticals, Inc., SinglePixel Biomedical, Inc. and CMAC, LLC.
10.13	Letter Agreement, dated April 18, 2005, by and between the Registrant and Safi R. Bahcall, Ph.D.
10.14	Letter Agreement, dated October 12, 2002, by and between the Registrant and Dr. Keizo Koya.
10.15	Letter Agreement, dated January 22, 2003, by and between the Registrant and Dr. James Barsoum.
10.16	Letter Agreement, dated April 15, 2004, by and between the Registrant and Dr. Jeremy Chadwick.
10.17	Letter Agreement, dated February 19, 2004, by and between the Registrant and Keith Ehrlich.
10.18	Letter Agreement, dated January 14, 2003, by and between the Registrant and Wendy E. Rieder.
10.19	Letter Agreement, dated March 24, 2005, by and between the Registrant and Eric W. Jacobson.
10.20	Letter Agreement, dated February 27, 2006, by and between the Registrant and Martin D. Williams.
10.21	Scientific Advisory Board Agreement, dated September 1, 2003, by and between the Registrant and Judah Folkman, M.D.
10.22	Agreement and Release, dated January 14, 2005, by and between the Registrant and Lan Bo Chen, Ph.D.
10.23	Consulting Agreement, dated April 18, 2005, by and between the Registrant and Lan Bo Chen, Ph.D.
10.24	Severance Agreement, dated January 27, 2006, by and between the Registrant and Dr. Matthew Sherman.
10.25	Consulting Agreement, dated January 30, 2006, by and between the Registrant and Dr. Matthew Sherman.
10.26	Form of Indemnification Agreement between the Registrant and its directors and executive officers.
21.1	List of Subsidiaries.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
*23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
24.1	Powers of Attorney (see signature page).

*
To be filed by amendment.

**
Confidential treatment has been requested for portions of this exhibit.